SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
Notice of Shareholders’ Meeting
Annual Report 2003
The Enel Group
Corporate Boards
Highlights
Letter to Stakeholders

Enel and the capital markets
Overview and summary of results
The Italian electricity system from 2004
Financial review
Operating review
Results by Division
Generation and Energy Management
Networks, Infrastructure and Sales
Electricity
Gas
International operations
Terna
Telecommunications
Services and Other activities
Parent Company
Research and Development
Human Resources and organization
Corporate governance
Environment
Events subsequent to December 31, 2003, outlook and other information
CONSOLIDATED BALANCE SHEET
Balance Sheet – Assets
Balance Sheet — Liabilities and Shareholders’ Equity
Off Balance Sheet Items
Income Statement
Attachments
Subsidiaries, associates and other relevant equity investments of the Enel Group at December 31, 2003
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
–	Press Release dated April 7, 2004;
–	Notice of Shareholders’ Meeting;
–	Annual Report 2003.

Press Release

ENEL: THE BOARD SUPPLEMENTS THE AGENDA OF THE SHAREHOLDERS’ MEETING

Rome, April 7, 2004 – The Board of Directors of Enel, chaired by Piero Gnudi, today supplemented the agenda of the Shareholders’ Meeting called on May 21, 2004 (first call) or, if necessary, on May 22, 2004 (second call).

The Meeting will therefore also provide to resolve upon the amendments to the corporate bylaws in accordance with the Italian corporate law reform (so called “Vietti Reform”) and with the new discipline of the “special powers” of the Italian government as stated in the 2004 budget Law (Law no. 350 issued on December 24, 2003).
The Shareholders’ Meeting will furthermore provide to resolve on a delegation to the Board of Directors of the power to increase the share capital by approximately 38.5 million euro in connection with the 2004 stock-option Plan, reserved for executives of the Enel Group and approved by the Board itself on March 29, 2004.
Finally, exercising the delegation granted by the Shareholders’ Meeting held on May 23, 2003, the Board of Directors resolved today an increase of the share capital for a maximum of approximately 47.6 million euro in connection with the exercise of the options allotted to Enel Group’s executives under the stock-option Plan 2003, having verified that the relevant conditions of exercise have been met.

Notice of Shareholders’ Meeting

Enel S.p.A.
Registered Office – 137 Viale Regina Margherita, Rome
Share capital € 6,063,075,189 (fully paid in)
Tax I.D. and Companies Register of Rome: n. 00811720580
R.E.A. of Rome n. 756032
VAT Code n. 00934061003

NOTICE OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

An ordinary and an extraordinary meeting of the Shareholders (together, the “Meetings”) of Enel S.p.A. (“Enel”) will be held at the Enel Conference Center at 125 Viale Regina Margherita, Rome at 11 a.m. on May 21, 2004 (first call) or, if necessary, at 11 a.m. on May 22, 2004 (second call) to discuss and resolve on the following
AGENDA
Ordinary Meeting:
1.
Financial statements of Enel for the year ended December 31, 2003. Reports of the Board of Directors, the Board of Statutory Auditors and the External Auditors. Related resolutions. Presentation of the consolidated financial statements for the year ended December 31, 2003.

2.	Allocation of the net income for the year and distribution of available reserves.
Extraordinary Meeting:
1.
Harmonization of the Bylaws with the reform of corporate law (Legislative Decree n. 6 of January 17, 2003) and the new regulations regarding the “special powers” of the Italian government (under Law n. 474 of July 30, 1994) contained in article 4, paragraph 227, of Law n. 350 of December 24, 2003. Amendment of articles 2.1, 3.1, 4.3, 5.2, 5.6, 6.2, 7, 11.1, 12.1, 12.2, 13.1, 14.1, 14.3, 15.1, 16.1, 16.2, 16.3, 17.1, 17.2, 17.3, 17.4, 17.5, 19.1, 19.2, 20.1, 21.2, 22.1, 23, 24.1, 25.2, 26, 27.1, 28, 29.3, 30.1, 31.1, and 33.1 of the Bylaws. Abrogation of articles 2.2, 8, 9, 10, 11.2, 14.2, 16.4, 16.5 and 19.4 of the Bylaws. Consequent renumbering of the articles of the Bylaws.

2.
Delegation to the Board of Directors of the power to increase the share capital in connection with the 2004 stock-option Plan by a maximum amount of 38,527,550 euro through the issue of ordinary shares reserved for executives of Enel and/or subsidiaries thereof, to be assigned through an offer of subscription by payment and with the exclusion of preemptive rights, pursuant to the combined provisions of article 2441, last paragraph, of the Civil Code and article 134, paragraph 2, of Legislative Decree n. 58 of February 24, 1998. Inherent and consequent resolutions. Amendment of article 5 of the Bylaws.
Ordinary Meeting:
3.	Election of the Board of Statutory Auditors.
4.	Determination of the compensation of the regular members of the Board of Statutory Auditors.
The items on the agenda will be considered in the order indicated above. Shareholders who submit the required certification of share ownership, issued by an authorized securities dealer in accordance with applicable law, are entitled to participate in the Meetings.
The proposed financial statements of Enel and the consolidated financial statements for the year ended December 31, 2003, together with the respective reports of the Board of Directors, have been at the public’s disposal at the registered offices of Enel and Borsa Italiana S.p.A. since March 30, 2004.
The Directors’ reports regarding the items on the agenda, which are required under Italian law, will be made available to the public at the registered offices of Enel and Borsa Italiana S.p.A. by May 6, 2004, and Shareholders may request a copy thereof.
With regard to the election of the Board of Statutory Auditors, it should be noted that the amendment of the current article 28.2 of the Bylaws proposed to the Extraordinary Meeting by the Board of Directors provides that: a) all the members of the Board of Statutory Auditors shall be elected by voting for slates; b) two regular Auditors and an alternate Auditor shall be drawn from the slate obtaining the most votes, while the remaining regular Auditor and the remaining alternate Auditor shall be drawn from the other slates; and c) the first candidate of the slate that obtains the most votes shall be entitled to the chairmanship of the Board of Statutory Auditors. If the aforesaid proposal of the Board of Directors is approved by the Extraordinary Meeting, this electoral system will already apply to the election of the Board of Statutory Auditors on the agenda of the Ordinary Meeting.
Slates of candidates for the office of Statutory Auditor must be divided into two sections: one for candidates for the office of regular Statutory Auditor and the other for candidates for the office of alternate Statutory Auditor. The first candidate in each section must be a registered auditor and must have practiced the profession of legal auditor for a period of not less than three years.
Candidates for the office of Statutory Auditor must possess the requisites of honorableness and professionalism provided for, with regard to the statutory auditors of listed companies, by Decree n. 162 of March 30, 2000 of the Minister of Justice, as supplemented by the provisions of the current article 28.1 of the Bylaws; under the Bylaws such candidates may not, under pain of ineligibility, hold the office of regular statutory auditor in five or more companies not controlled by Enel issuing securities in regulated markets.
Slates of candidates for the office of Statutory Auditor may be presented by Shareholders who, alone or together with other Shareholders, represent at least 1% of the share capital. The presentation, filing and publication of the slates must take place according to the procedures and by the deadlines provided for by the Bylaws. You are reminded in this regard that the Self-regulation Code of listed companies suggests that, together with the slates, exhaustive written information on the personal and professional characteristics of the candidates be filed.
In order to facilitate verification of their right to participate in the Meetings, Shareholders and other persons entitled to vote may submit the documentation certifying said right to Enel’s Department of Corporate Affairs by mail (Address: 137 Viale Regina Margherita – 00198 Rome, Italy; copies are accepted) or by fax at ++ 39 06 8305 5028 no later than two days prior to the date of the first call of the Meetings.
In order to facilitate verification of their authority, representatives of Shareholders or any other person entitled to vote who intend to participate in the Meetings may submit the documentation certifying their authority to Enel’s Department of Corporate Affairs in the ways and by the deadline specified in the preceding paragraph.
Experts, financial analysts and accredited journalists who wish to attend the Meetings must submit a special request to Enel’s Department of Corporate Affairs by mail or fax (at the above address or number) no later than two days prior to the date of the first call of the Meetings.
Please note that the offices responsible for personal identification and verification of the right to participate in the Meetings will be open from 9 a.m. on May 21, 2004 in connection with the first call thereof and from 9 a.m. on May 22, 2004 in connection with the second call thereof.
Should you have any questions or require additional information, please contact our special information service at ++ 39 06 88345212 (phone) or ++ 39 06 8834 5203 (fax).
Piero Gnudi
Chairman of the Board of Directors

ANNUAL REPORT
2003

The consolidated financial statements of Enel Group included in this annual report have been prepared in accordance with Italian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States (“US Gaap”).

The Independent Auditors of Enel SpA, KPMG SpA, have not yet issued an audit opinion on these financial statements, nor has the Board of Statutory Auditors of Enel SpA yet issued a report on these financial statements. Such statements do not include any reconciliation to US Gaap. The audited consolidated financial statements to be included in a subsequent version of our annual report, which we expect to issue in May 2004, will include an audit opinion issued by KPMG SpA and a report issued by the Board of Statutory Auditors of Enel SpA. The Annual Report on Form 20-F, which we expect to issue no later than June 30, 2004, will include a reconciliation of Enel’s consolidated net income and shareholders’ equity, as determined under Italian Gaap, with that under US Gaap, together with the accompanying explanatory notes.

Mission

We aim to be the most efficient, market driven, quality focused provider of power and gas creating value for our customers, shareholders and people.

CONTENTS

The Enel Group	6
Corporate Boards	7
Highlights	8
Letter to Stakeholders	10
Enel and the capital markets	15

Report on Operations
Overview and summary of results	19
The Italian electricity system from 2004	25

Financial review	28

Operating review
Results by Division	50
Generation and Energy Management	51
Networks, Infrastructure and Sales	62
- Electricity	63
- Gas	72
International operations	75
Terna	79
Telecommunications	83
Services and Other activities	90
Parent Company	96

Research and Development	97
Human Resources and organization	98
Corporate governance	110
Environment	132
Events subsequent to December 31, 2003, outlook and other information	134

Consolidated Financial Statements
Consolidated Balance Sheet	143
Consolidated Income Statement	145

Notes to the Financial Statements	147
Balance Sheet – Assets	154
Balance Sheet – Liabilities and Shareholders’ Equity	172
Off Balance Sheet Items	191
Income Statement	195

Attachments
Subsidiaries, associates and other relevant equity investments of the Enel Group at December 31, 2003	205

The Enel Group

(1) Formed at the end of 2003.

Corporate Boards

Board of Directors	Board of Statutory Auditors

Chairman	Chairman
Piero Gnudi	Bruno De Leo

Chief Executive Officer and General Manager	Auditors
Paolo Scaroni	Franco Fontana
Gustavo Minervini

Directors	Substitute Auditors
Mauro Miccio	Francesco Bilotti
Franco Morganti	Roberto Ulissi
Fernando Napolitano
Francesco Taranto
Gianfranco Tosi

Secretary	Independent Auditors
Claudio Sartorelli	KPMG SpA

Division of powers

Board of Directors

The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose, excepting only the actions that the law and the bylaws reserve for Shareholders’ Meetings.

Chairman of the Board of Directors
The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. A Board resolution of December 12, 2002 also assigns the Chairman several additional powers that are non-managerial.

Chief Executive Officer
The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of May 24, 2002 with all powers for managing the Company, with the exception of those that are otherwise assigned by the law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Highlights

Enel Group

	2003		2002

				Restated(1)
Income data (in millions of euro)
Revenues	31,317		29,977	30,471
Gross operating margin	9,841		7,861	7,695
Operating income	4,732		2,880	2,813
Group net income	2,509		2,008	2,035

Financial data (in millions of euro)
Net capital employed	45,489		45,309
Net financial debt	24,174		24,467
Shareholders’ Equity including minority interests	21,315		20,842
Cash generated by current operating activities	7,173		4,793
Capital expenditure	3,969		5,717	5,631
Investments in consolidated subsidiaries	1,601		2,339
Debt to equity ratio	1.13		1.17

Per share data (euro)
Group net income per share	0.41		0.33	0.34
Group Shareholders’ Equity per share	3.48		3.43
Dividend per share	0.36	(2)	0.36

Operating data
Net electricity generated in Italy (TWh)	137.8		145.1	131.4
Domestic electricity sales on the free and regulated market (TWh)(3)	152.2		181.3
Electricity transported on the domestic distribution network (TWh) (3)	244.4		243.4
Gas sales (billion cubic meters)	6.8		5.6
- of which to end users (billion cubic meters)	4.4		2.9
Net efficient capacity installed (MW)	45,744		46,456
- of which outside Italy (MW)	3,898		2,704
Employees at year-end (no.)	64,770		71,204

Market indicators
Average tariff covering fuel costs (€¢/kWh)	4.20		3.78
Average Brent oil price ($/b)	28.9		25.1
Low -sulfur content fuel oil average price ($/t) (4)	179.4		148.2
Average price of coal ($/t) (5)	38.0		35.5
Average $/€ exchange rate	1.131		0.946
Average six-month Euribor rate	2.30%		3.35%

(1)	Figures relate to the restated Consolidated Income Statement that excludes Eurogen and Interpower sold respectively in May 2002 and January 2003.
(2)	Dividend proposed by the Board of Directors on March 29, 2004.
(3)	Excluding sales to resellers.
(4)	Platt’s CIF Med Index.
(5)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

				Gross operating
In millions of euro	Revenues			margin			Operating income

		2002			2002			2002
	2003	restated		2003	restated		2003	restated

Generation and Energy Management	12,111	10,488	15.5%	3,652	2,434	50.0%	2,388	1,305	83.0%
Networks , Infrastructure and Sales	20,047	20,586	-2.6%	3,626	3,461	4.8%	2,299	2,100	9.5%
International operations	921	923	-0.2%	277	253	9.5%	100	95	5.3%
Terna	874	828	5.6%	590	525	12.4%	408	271	50.6%
Telecommunications (1)	4,383	3,921	11.8%	1,010	614	64.5%	(840)	(1,019)	17.6%
Services and Other activities	2,778	2,874	-3.3%	510	272	87.5%	234	(49)
Parent Company	1,139	1,973	-42.3%	256	190	34.7%	223	164	36.0%
Elisions and adjustments	(10,936)	(11,122)		(80)	(54)		(80)	(54)

Total	31,317	30,471	2.8%	9,841	7,695	27.9%	4,732	2,813	68.2%

	Capital			Net capital
In millions of euro	expenditure			employed			Employees (no.)

		2002		at Dec. 31,	at Dec. 31,		at Dec. 31,	at Dec. 31,
	2003	restated		2003	2002		2003	2002

Generation and Energy Management	673	912	-26.2%	11,947	13,469	-11.3%	10,318	12,077	-14.6%
Networks, Infrastructure and Sales	1,716	1,967	-12.8%	11,360	11,612	-2.2%	36,424	39,489	-7.8%
International operations	231	93		3,132	2,678		1,710	1,638
Terna	183	178	2.8%	3,580	3,067	16.7%	2,821	3,106	-9.2%
Telecommunications (1)	854	1,899	-55.0%	13,203	11,976	10.2%	8,769	8,602	1.9%
Services and Other activities	312	582	-46.4%	2,220	2,681	-17.2%	4,206	5,765	-27.0%
Parent Company	–	–		–	–		522	527	-0.9%
Elisions and adjustments	–	–		47	(174)

Total	3,969	5,631	-29.5%	45,489	45,309	0.4%	64,770	71,204	-9.0%

(1)	The operating income and net capital employed include goodwill on the acquisition of Infostrada and of the interest in WIND formerly held by Deutsche Telekom and France Telecom, in terms of amortization and of carrying value.

Letter to Stakeholders

Dear Enel stakeholder,

in 2003 we made significant progress on the new strategy outlined in September 2002. We have exceeded all of our targets, and have set new, more ambitious targets for the years ahead.
We grew our EBITDA by 28% and our EBIT by 68% due to an improved performance in our core energy business, a strong performance in telecoms, and a more favourable regulatory environment.

Enel today is a very different company from what it was two years ago. Management is now entirely focused on our core business of electricity and gas.
The total shareholder return on our stock was 16% in 2003.
We continuously benchmark our generation, distribution and sales businesses with the cost and quality leaders in the international energy markets. Following the definition of our new strategy in September 2002, we set ourselves ambitious operational, financial and strategic targets for each year. In 2003, we met or exceeded these targets across all our activities.
New tariffs for Distribution and Transmission have been set for the 2004-2007 period. The regulatory asset value of Enel’s distribution assets was increased by €6bn to €20 billion. The value of our transmission assets was increased by €1bn to €5bn. We are satisfied with this increase, which will preserve the value of our regulated business for the future. Following the new regulatory regime, we will reduce our depreciation schedule to bring it in line with international practice, with a positive impact on our earnings.
We remain committed to growing our core business outside of Italy, but we will only invest in businesses that meet our strict investment criteria and where we can create value. We have demonstrated this commitment last year through our investments in Bulgaria and Spain. Our international division is now ready to benefit from the upcoming liberalisation process in the Balkans.
We have continued to operate the Wind telecoms business as a financial investment.
We have significantly reduced the cash contribution required from Enel for this business and it has now reached financial independence.
We expect to make an initial public offering of Terna, our electricity transmission business, by the end of June 2004. We have reached an agreement to sell our Real

Estate activities, we have sold our Waste Management and Waste to Energy activities and have committed to exiting our Water Business. All of our service companies have been repositioned to service the internal needs of Enel alone at the best terms and conditions and this action has already begun to deliver significant savings for the group.
The efforts in improving our corporate social responsibility have been rewarded: we won the prize for the best sustainability report in Italy and we have been admitted to the FTSE4Good ethical index. This has contributed to attracting new ethically driven investors. At the end of 2003 such investors accounted for 16% of our institutional shareholders.
In 2003, Italy experienced the worst blackout in Europe in recent times. A fault on the Swiss interconnection lines left the whole country without power during the early hours of the 28th September. Enel’s people reacted swiftly and effectively. The joint effort and coordination of our transmission, distribution and generation teams allowed power to be restored in record time compared to similar situations and minimised potential damage to Enel plants and equipment. Together with the GRTN and other system operators, we learned some valuable lessons from this accident and are putting in place better practices and procedures to further improve the safety and stability of the system.

Generation and Energy Management
In 2003 Enel produced 138 TWh (+4.8% pro-forma 2002 production). The summer heat was responsible for the steep growth in production. The drought following the heat-wave caused a decline in hydro production which was compensated by a 7% increase in thermal production. In line with our target to improve our fuel mix, we doubled our production from highly efficient latest generation CCGT plants to 25 TWh and increased the amount of energy produced from coal by 5%.
The Generation division has also exceeded its targets of reducing operation and maintenance costs. These combined effects reduced our cost of production in line with our strategic imperative of becoming the most efficient producer of electricity in the country.
The major program to convert capacity from expensive oil to cheaper and more efficient fuel made significant progress with the authorisation of the Civitavecchia conversion at the end of the year.
We extended further our global leadership in renewables. As part of our €1 billion investment program in renewables in Italy, in 2003 we invested €200m. In Spain, we purchased 80% of Uniòn Fenosa’s renewables business with total planned capacity of 1,700 MW, of which 380 MW already in operation. By 2006, our production of energy from certified renewable sources will increase by 300%.

To overcome potential shortages in peak times, we have reactivated 1,200 MW of super peak capacity.

Distribution and Sales
Electricity
We are ahead of schedule in reducing our cash costs per customer. In 2003 we spent €136 per customer compared to €150 in 2002. The Division has implemented a new methodology to optimise its cash costs which has enabled us to identify significant savings opportunities for the years ahead and to reflect them in the new and more ambitious targets we have set ourselves.
In 2003 we also improved the quality of our service. Enel was granted a €147 million bonus by the Authority for last year’s quality results.
We have developed a world leading digital metering system which brings greater flexibility and savings both to customers and to Enel. The Digital Meter project is on track in its implementation. We have already installed 15 million units in Italy and expect to install the remaining 15 million by 2005. The project is beginning to generate the expected savings for Enel. We recently announced a partnership with IBM to develop a global alliance to sell the meters to operators outside of Italy. We are very proud of this partnership and we estimate the potential market for digital meters to be worth €120 billion worldwide. The partnership with IBM will bring economic benefits for Enel and confirms our vision of using advanced technology to improve infrastructure and create value for our shareholders.
On the regulated market, we focused on improving the contact with our customers. Through an agreement with the national postal service, Enel customers are now able to pay their bills or get customer support through selected post offices around the country. Our customers can now pay their bill through Bancomat at any cash machine, on-line and through the standard payment channels. In November we launched Enel Club, a marketing program that offers our clients a range of benefits, including discounts on selected products from our partners.
On the free market Enel is focused on offering tailor made products and services to medium size enterprises. Our product range includes premium rated products with the highest quality and service levels to maximise our margins. Our market share is improving significantly.

Gas
We have formed a new organization, Enel Gas, which was successfully launched in 2003. We have consolidated over thirty independent companies into a single platform with one strong brand, Enel Gas. Enel Gas is now the second player in the attractive Italian gas market with an 11% share. Volumes sold have increased to 4.4 billion cubic meters to 1.9 million clients. The internal growth has been supported by the acquisition of Sicilmetano (37,000 customers) for €41 million.
In terms of gas sourcing, we formed a 50/50 partnership with British Gas to build and manage a natural gas regassification terminal in Brindisi. The terminal will have an annual capacity of 8 billion cubic meters of gas and will cost €430 million. Work has already begun and is expected to be completed by 2007. Through this project and benefiting from our diversified sourcing strategy, we expect to pay a lower price for gas than our competitors, excluding ENI.

Terna
Our high voltage transmission company has exceeded its cost savings and quality targets, confirming its operational leadership among European transmission operators. The useful life of Terna’s assets has been extended to 40 years in line with international practice, allowing for a longer depreciation period with a positive impact on net income of over €100 million in 2003.
In 2003 Terna acquired EnelPower’s Brazilian assets for €450 million. This investment in a stable regulated business is expected to generate returns in excess of 15%.
We expect an initial public offering (IPO) of Terna by the end of June 2004. The IPO will be the first step in complying with the legal obligation of reducing Enel’s stake in Terna to 20% by July 2007. We have added €1.2 billion of debt to Terna’s balance sheet to achieve a gearing more in line with the sector.

Wind
The Italian mobile telecommunications market grew by 8% in 2003. Non-voice value added data services continue to grow and offer significant opportunities for further development. Wind has reached a market share in Mobile of over 17% with nearly 10 million sim cards.
Wind’s GSM infrastructure now covers over 98% of the Italian population with comparable quality to that of the other operators.
Following the completion of the GSM network, Wind has reduced its investment requirement. In the future, investments will be mainly in increasing unbundled customers and in 3rd generation mobile broadband (UMTS) technology.
Revenues and EBITDA grew ahead of expectations. Overall Wind continues to perform better than the targets presented to the market in September 2002. The positive operational results are driven by a combination of increasing ARPU in Mobile and in Fixed-line telephony and operational efficiencies achieved through a cost savings program.
Following the acquisition of France Telecom’s minority stake in Wind, we have identified synergies which will lead to annual savings for Wind in excess of €100 million, starting from 2004. In line with our financial investor approach to telecommunications, all the actions that we implemented are aimed at accelerating Wind’s independence.

Dividends
Our board of Directors has agreed to propose to our shareholders a 2003 dividend of €0.36 per share in line with our policy of distributing 60-70% of our ordinary profits and 100% of the capital gains on disposals and non recurring extraordinary regulatory items.
On top of our ordinary 2003 dividend we will propose to pay an additional dividend before the end of 2004 following the completion of the IPO of Terna.

Outlook
Our outlook for 2004 and for the future of Enel is positive.
The fundamentals of the Italian electricity market are strong. The Italian market is tight and we expect it to remain tight as a combination of higher than expected growth in demand and new capacity coming on line more slowly than anticipated.
The Italian electricity industry will continue to gain in efficiency and part of that efficiency will be shared with customers in the form of better service and lower costs. In Generation, Enel will continue to be at the forefront in achieving these efficiencies. Our full cost of producing electricity will be below that of a new entrant from next year, and we will see additional benefits from the conversions to cheaper fuel.
In Transmission and Distribution, the increases in the Regulatory Asset Bases of Terna and the Distribution business bring the valuation of those assets more in line with international standards and protect these valuations for the future.
We will continue to look for growth opportunities in areas where we can create value and fulfil our strict investment criteria whilst maintaining a strong “A” credit rating.
Given the improved operational, financial and regulatory clarity in Enel, we expect that next year’s dividend will not be less than €0.36 per share.

The Chief Executive Officer

Paolo Scaroni

Enel and the capital markets

Per share and market data

	2003		2002	2001

Gross operating margin per share (euro)	1.623		1.297	1.408
Operating income per share (euro)	0.780		0.475	0.574
Group net income per share (euro)	0.414		0.331	0.697
Dividend per share (euro)	0.36	(3)	0.36	0.36
Pay-out ratio (1) (%)	87.0%		108.7%	51.66%
Book value per share (euro)	3.484		3.426	3.458
12-month high (euro)	6.02		6.77	8.05
12-month low (euro)	5.02		4.49	5.65
Average stock market price in December (euro)	5.35		4.94	6.25
Market capitalization (2) (millions of euro)	32,437		29,952	37,894
Number of shares outstanding (in millions)	6,063		6,063	6,063

(1)	Calculated on Group net income.
(2)	Calculated on the average stock market price in December.
(3)	Dividend proposed by the Board of Directors on March 29, 2004.

Other financial indicators

		Current (1)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

Percentage weight of Enel stock:
- MIB30 Index		9.73%	8.58%	8.35%	8.78%
- FT-SE Electricity Index		17.07%	15.75%	12.73%	13.62%

Rating		Current (1)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

Standard & Poor’s	Outlook Medium/long term Short term	Negative A+ A-1	Negative A+ A-1	Stable A+ A-1	Stable A+ A-1

Moody’s	Outlook Medium/long term Short term	Negative A1 P-1	Negative A1 P-1	Stable A1 P-1	Negative Aa3 P-1

(1)	At March 23, 2004

In 2003 stock markets staged a gradual recovery due to the improvement of the international climate and to the first signs of an economic recovery that fueled expectations of a stable rebound in stock market prices, particularly in the second half of the year. The Italian market also recovered, with the MIB30 index growing by nearly 12%. Within this general upward trend, the Enel stock registered an increase of about 9% over the end of the previous year, reaching a maximum of euro 6.02. In 2003 the average daily traded volume was about 25 million shares.

For further information we invite you to visit our Investor Relations site (http://www.enel.it/investor_relations/ir_titolo.asp) where information regarding financial data, presentations, on-line updates on the price of the stock, information on corporate boards and regulations of Shareholders’ Meetings, in addition to periodical updates on corporate governance issues are available.
We also created a contact center for private investors (that may be contacted either by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Report on Operations

Overview and summary of results

Domestic electricity generation and demand
Domestic electricity flows (Source: ISO)

In millions of kWh
	2003	2002	2003-2002

Gross electricity generation:
— Thermal	241,850	231,069	10,781	4.7%
— Hydroelectric	44,214	47,262	(3,048)	-6.4%
— Geothermal and other resources	6,762	6,070	692	11.4%
Total gross electricity generation	292,826	284,401	8,425	3.0%
Auxiliary services consumption	(13,784)	(13,618)	(166)	1.2%
Net electricity generation	279,042	270,783	8,259	3.1%
Net imports	50,968	50,597	371	0.7%
Electricity delivered to the network	330,010	321,380	8,630	2.7%
Consumption for pumping	(10,352)	(10,654)	302	-2.8%
Electricity demand	319,658	310,726	8,932	2.9%

•
In 2003, domestic electricity demand grew by 2.9% over the previous year, reaching 319.7 billion kWh, 84.1% of which covered by net generation (as compared with 83.7% in 2002), and the residual 15.9% by net imports (as compared with 16.3% in 2002). In the previous year demand had grown by 1.8%. The growth in consumption in 2003 was due mainly to the heat wave experienced in the summer months;

•
net electricity generation, amounting to 279.0 billion kWh, rose by 3.1%. Thermal generation grew by 4.7%, while hydroelectric power generation declined by 6.4% due to the poor water supply in the summer months;

•	net electricity imports were in line in absolute terms with the previous year.

Enel Group domestic electricity generation and sales

Enel generation and sales (domestic)

In millions of KWh
	2003	2002 restated	2003-2002		2002

Net electricity generation	137,794	131,447	6,347	4.8%	145,128
Electricity purchases	73,654	95,886	(22,232)	-23.2%	82,368
Sales to wholesalers (1)	34,143	23,092	11,051	47.9%	23,226
Sales on the regulated market (2)	141,453	150,919	(9,466)	-6.3%	150,919
Sales on the free market (2)	10,736	30,352	(19,616)	-64.6%	30,352
Electricity transported on Enel Distribuzione’s network (2)	244,426	243,435	991	0.4%	243,435

(1)	Sales made by generation companies and sales to resellers.
(2)	Excluding sales to resellers.

Figures for 2002, provided for comparative purposes, have been restated and exclude net electricity generated by Eurogen and Interpower, equal to 13,681 million kWh, reclassified as an increase in purchases from domestic producers. The table includes in the last column data reflecting the scope of operations existing in 2002, as reported in the 2002 Annual Report.
•
Net electricity generation, amounting to 137.8 billion kWh, grew by 4.8% on 2002 on a restated basis. In such context, thermal generation grows by 7.5%, while hydroelectric generation declines by 6.3% due to the poor water supply in the summer months;

•
electricity purchases amount to 73.7 billion kWh, down 23.2% on 2002, on a restated basis. Purchases from the ISO of electricity destined to the free market decline (from 28.6 to 18.8 billion kWh, down 34.3%) as do imports pursuant to long-term contracts (from 21.7 to 15.4 billion kWh, down 28.9%);

•
wholesale sales grow by 47.9% due primarily to higher sales to resellers, while the amount of electricity withdrawn from the network by free market operators in the context of transactions managed by the ISO remains stable;

•
sales on the regulated market (excluding sales to resellers) amount to 141.5 billion kWh, down 6.3% due to the opening-up of the market and the disposal in 2002 of major local distribution networks (Milan and Verona);

•	sales on the free market (excluding sales to resellers) decline by 64.6% on 2002 due to the repositioning of the Group on such market in 2003 in addition to both lower imports and purchases from plants falling under the incentives of CIP Regulation 6/92;
•
electricity transported on Enel Distribuzione’s network (net of sales to resellers) amounts to 244.4 billion kWh, increasing slightly (up 0.4%) on 2002 (243.4 billion kWh) despite the disposal of the Milan and Verona distribution networks.

Energy prices
•
The average spot price of Brent oil in 2003 rose sharply by 15.1% from 25.1 dollars per barrel ($/b) in 2002 to 28.9 $/b in 2003 due to the war in Iraq, the difficult political situation in Venezuela and Nigeria and strong demand from Asia spurred by strong economic growth in China;

•
fuel oil prices (Oil Platt’s Mediterranean Index) grew in 2003, with higher grade crudes outperforming brent oil ones. The average price of high-sulfur fuel oil grew from 132.4 $/t to 150.5 $/t (up 13.7%), while low-sulfur content fuel oil was up from 148.2 $/t in 2002 to 179.4 $/t (up 21.1%) in the current year;

•
the average price of coal for steam on the international market (Coal Week International Index for the Authority for Electricity and Gas mix) grew on an FOB basis by 7% on 2002, increasing from 35.5 $/t to 38.0 $/t. Shipping increased strongly in the second half of the year;

•	in 2003, natural gas average prices (expressed in euro) were in line with 2002, registering an increase at the beginning of the year and reversing the trend in the second half.

The growth registered in the dollar price of a number of commodities was partly offset by the appreciation of the euro against the dollar.

Enel Group results
•	Revenues for 2003 amount to euro 31,317 million, up 2.8% on 2002 (euro 30,471 million), on a restated basis that excludes Eurogen and Interpower;
•
the gross operating margin grows by 27.9% (up euro 2,146 million) on 2002 to euro 9,841 million, as compared with euro 7,695 million in 2002 on a restated basis. The strongest growth was reported by the Generation and Energy Management Division (euro 1,218 million, up 50.0%), positively affected by the retrieval of euro 512 million relating to costs incurred in 2002 on account of the hydroelectric surcharge and green certificates; the gas sector registered an increase of euro 139 million. The gross operating margin of the Telecommunications Division grew by euro 396 million (up 64.5%), while, in the Services and Other activities Division, Engineering and Contracting posted a euro 318 million increase (gross operating margin was negative by euro 127 million in 2002). The gross operating margin of the Group, net of the above non-recurring gain of euro 512 million, represents about 30% of revenues, up from about 25% in the previous year;

•	operating income amounts to euro 4,732 million, growing by 68.2% on 2002 on a restated basis (euro 2,813 million);
•	income before extraordinary items and taxes more than doubled, growing from euro 1,597 million in 2002 on a restated basis, to euro 3,529 million;
•	net extraordinary items in 2003 are negative by euro 136 million, as compared with positive euro 803 million in the previous year;
•	the Group net income for 2003 is equal to euro 2,509 million, growing by euro 474 million (up 23.3%) on the previous year;
•	cash generated by current operating activities amounts to euro 7,173 million, up euro 2,380 million;
•
capital expenditure in 2003 amounts to euro 3,969 million, down 29.5% due to the nearing completion of the conversion of generation plants to combined-cycle technology and of the telecommunications network, in addition to a strong resizing of non-core activities;

•	net capital employed at December 31, 2003 amounts to euro 45,489 million, in line with euro 45,309 million at December 31, 2002;
•
at the end of 2003, the Group’s headcount was 64,770, representing a reduction of 6,434 employees on December 31, 2002 (down 9.0%). Changes in the scope of activity (disposal of Interpower, deconsolidation of CESI, hiring of former BLU employees and other minor operations) resulted in a reduction of 1,575 employees, while terminations, net of hiring, amount to 4,859.

Main events
•
On January 29, 2003 Interpower was sold to the Energia Italiana-Electrabel-Acea partnership for a euro 532 million consideration (of which euro 55 million already received in 2002 as an advance), in addition to the assumption of euro 318 million in debt;

•	in February 2003, the Authority for Electricity and Gas awarded Enel Distribuzione a prize of euro 32 million for improvements achieved in 2001 in the quality of its electricity supply service;
•
on March 5, 2003, Enel Produzione acquired for euro 75.7 million a 60% share in the capital stock of Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD. The latter will carry out the refurbishment and environmental upgrade of a lignite-fired generation plant (with a nominal generation capacity of 840 MW) located in Bulgaria on the border with Greece (in the Stara Zagora Region), subsequently managing the plant. Enel holds a call option on 40% of the capital stock of Entergy Power Holding Maritza BV;

•
on March 20, 2003, Enel reached an agreement for the acquisition of the 26.6% share in WIND’s capital stock held by the France Telecom Group, thus achieving the full ownership of the company. The basic price agreed for the acquisition is euro 1.33 billion and the purchase agreement includes the cancellation of the call option held by France Telecom giving the latter the right to increase its share in WIND to 44%. The transfer of the shares and the payment of the price agreed, in addition to the euro 175 million subordinated loan, took place on July 1, 2003;

•
on March 28, 2003 an agreement was reached with the Veneto Region for the conversion of the Porto Tolle power plant, one of the most important in Italy, allowing to keep in operation a plant that is vital for the national electricity system;

•
in April 2003, Law Decree no. 25, dated February 18, 2003 was converted into law. The law establishes, among other things, the cancellation of the so called "hydroelectric surcharge” from January 1, 2002 and sets at December 31, 2003 the expiration of the term for the reimbursement of stranded costs relating to plants. The Decree setting the terms for the reimbursement of amounts paid in 2002 on account of the hydroelectric surcharge was issued on September 10, 2003.

•
on April 30, 2003, Enel concluded on behalf of Enel Produzione an agreement with the Municipality of Civitavecchia for the conversion to coal of the “Torrevaldaliga Nord” thermal plant. The agreement became effective on December 24 after the authorization from the Ministry of Productive Activities was granted;

•
on June 4, 2003, Enel issued fixed rate bonds amounting to euro 1.5 billion. The issue is divided in two portions of an equivalent amount, expiring respectively in 10 and 15 years. Ten-year bonds were issued at 99.90 and bear a coupon of 4.25%, corresponding to a 48 base point spread on the 10-year swap rate. Fifteen-year bonds were issued at 99.369 and bear a coupon of 4.75%, corresponding to a 60 base point spread on the 15-year swap rate;
•
on June 16, 2003, Enel and Uniòn Fenosa signed an agreement for the acquisition by Enel of 80% of Uniòn Fenosa Energìas Especiales (UFEE), a company that groups the activities of the Spanish operator in the field of renewable resources. The price agreed for the purchase of UFEE is equal to euro 178 million, while Uniòn Fenosa holds a call option on 30% of the shares expiring at the end of 2007. The transaction was concluded in December;

•
on June 24, Enel acquired from BG Group Plc (British Gas) a 50% share in Brindisi LNG SpA. The company will build and subsequently manage a terminal for the delivery, stocking and regasification of 8 billion cubic meters of liquid natural gas per year. The capital expenditure is expected to amount to about euro 430 million, giving Enel and British Gas the right to withdraw respectively 50% of gas available (80% of capacity), while the remaining 20% of the capacity will be subject to regulated access by third parties;

•
on July 9, 2003, Enel launched a plan for the hiring of 1,500 young persons with the objective of balancing the age distribution of employees and to improve the quality of service. The plan provides for the hiring on a trainee basis of workers and technicians in the next 18 months. Newly hired employees will be dedicated to the strengthening of the distribution network;

•
on November 28, Enel Distribuzione and ASM Brescia signed a Memorandum of Understanding providing for the sale to ASM Brescia of the network owned by Enel Distribuzione for the distribution of electricity in 45 municipalities bordering with the Brescia Municipality (equivalent to about 96,200 customers), for euro 168 million. The transaction was concluded at the end of December;

•
on December 1, Enel won a prize for the best 2002 Italian Sustainability Report, on its first issue. The award is granted by an institution that has been encouraging for 50 years transparency in Italian companies’ financial reporting;

•
on December 15, the Authority for Electricity and Gas awarded Enel Distribuzione a euro 115 million prize for reducing in 2002 to 103 minutes the average yearly disruption of service per customer, a level considerably lower than the target set by the Authority that represents an 18% improvement on the average disruption time recorded in 2001 (for which Enel Distribuzione had already received a euro 32 million prize).

The Italian electricity system from 2004

The “Sistema Italia 2004”

A decree of the Ministry of Productive Activities dated July 31, 2003, set the rules and procedures, the so called “Sistema Italia 2004”, for the start-up of the “Pool Market” from January 1, 2004.
The main elements of the new System are:
•	the set up of a Pool Market, as a result of two connected markets:
–	a market for electricity, managed by the Market Operator, that includes the “previous day’s market” and the “adjustment market”, with a price formation mechanism based on the System Marginal Price;
–
a market for the dispatching of electricity, managed by the ISO, that incl udes the market for the resolution of congestions, the market for the clearing of electricity and the market for capacity reserves, with a price formation mechanism based on the price bid by power suppliers (Pay as Bid);

•
the breaking up of the market by regions, when congestions occur on the network: in such cases producers receive a price applicable in the region in which the power plant generating the electricity offered on the market is located, while end users pay the average national price independently of the region in which they are located;

•	bilateral contracts stipulated over-the-counter, negotiated freely between producers and buyers, not subject to the previous approval of the Authority;
•	purchase of electricity according to terms and conditions set by the Single Buyer for all non-eligible customers;
•	availability of financial hedging contracts that will accompany the start of operation of the Pool Market.

Electricity Market Regulations

In application of provisions contained in the Guidelines for the “Sistema Italia 2004”, the Market Operator drafted a “Proposal for changes to the Electricity Market Regulations”, submitting it to electricity operators for their opinion.
The document considers current norms contained in the Electricity Market Regulations (approved with a Decree of the Ministry for Productive Activities dated May 9, 2001) and the Implementation Rules of the same (already submitted for review at the end of 2001 and delivered to the same Ministry in July 2002 for final approval). The Market Operator made the necessary adjustments to make market rules consistent with the new ministerial guidelines mentioned above.
New Electricity Market Regulations were approved with a Decree of the Ministry for Productive Activities dated December 19, 2003. The Decree set at January 8, 2004 the

date at which the Market Operator assumes responsibilities relating to the organization and the management of the Pool Market.

The role of the Single Buyer

On December 19, 2003, the Ministry of Productive Activities issued also a Decree that assigns to the Single Buyer, effective January 1, 2004, the responsibility and authority over the supply of electricity to non-eligible customers. From the same date, Enel SpA ceases therefore to operate as provisional Single Buyer, a task carried out pursuant to article 4, comma 8 of the Bersani Decree.
The above Decree sets moreover the guidelines for the operations of the Single Buyer, with particular reference to the means through which it can acquire electricity (over-the-counter bilateral contracts; imported electricity; electricity falling under the provisions of CIP Regulation no. 6; purchases on the Pool Market).
According to the provisions of article 6, comma 1 of the same Decree, however, from February 1, 2004 (term which was extended, as specified further on) the Single Buyer provisionally acquires electricity subsequently sold to distribution companies in the “STOVE” system through Enel SpA. The Single Buyer continues to be responsible to guarantee the supply of electricity to the regulated market.

Regulations regarding economic-based electricity dispatching

To complete Electricity Market Regulations, the Authority for Electricity and Gas approved, through Resolution no. 168 dated December 30, 2003, the “Conditions for the supply of the electricity dispatching public service and the procurement of the related resources based on economic terms”.
The Resolution, submitted to electricity operators for their opinion, sets the rules for the merit order of generation plants and for the management of electricity flows in the new liberalized context, based on sale prices of producers (the so-called merit order). The set of rules regulates contractual relationships among operators in the electricity market. With the end of ensuring a reliable electricity service, the procurement of resources for the dispatching of electricity (generation and capacity reserve, clearing of electricity and resolution of congestions) is carried out by the ISO. The management of generation plants that are deemed essential for the safety of the system, the maintenance and unavailability of the same are also regulated with the aim of increasing the reliability of the system.
Based on regulations issued by the Authority, the ISO prepared a new set of Rules for Dispatching, also submitted to the opinion of electricity operators.
The new Rules for Dispatching that will have to be approved by the Authority for Electricity and Gas, are based on the prior version of the same published on the web site of the ISO in August 2002.

They regulate:
•	rights and obligations of the ISO and of users in relation to the dispatching service;
•	the technical, economic and procedural conduct that the ISO is required to follow in the supply of the dispatching service.

Regulations will find an application at the start of operation of the Pool Market. Up to such time, they represent the basis for the testing of the electricity market.

The transitional regulatory framework

Trial operation of the Pool Market started on January 8, 2004. At the end of January, after the first trial weeks, the ISO and the Market Operator manifested to the Authority the need to extend the trial period. As a result, with Resolution no. 7 dated January 30, 2004, the Authority for Electricity and Gas extended further the activity of “STOVE” from February 1, 2004 until the coming into operation of the “merit order” mechanism, thus postponing the beginning of the transitional phase in relation to the plan introduced by the Ministry of Productive Activities.
Also on January 30, 2004, in consideration of the first outcomes of the trials, the Ministry of Productive Activities issued a document directed to the ISO, the Market Operator and the Single Buyer, in which it confirmed that the start of operation of the “Sistema Italia 2004” will take place “only after it has been acknowledged that all mechanisms provided for have been tested with a sufficient degree of reliability”, and after the regulatory framework has been completed. In addition to the solution of technical problems, a number of important regulatory issues must in fact be resolved. Among these: the guarantee system for transactions concluded on the Pool Market; mechanisms for the control of the exercise of market power; the billing and payment terms between market operators; and the terms and conditions for the registration of bilateral contracts concluded over-the-counter. With reference to the regulated market, up until the start of operation of the Pool Market, the Single Buyer continues to purchase electricity in the “STOVE” through Enel SpA.

Financial review

Results of the Enel Group

Results of the Enel Group for 2003 are summarized in the Reclassified Income Statement included below, obtained by reclassifying in line with international practice the Income Statement prepared pursuant to current regulations applicable in Italy. Results for 2002 are restated for comparative purposes and exclude results of Eurogen (sold on May 31, 2002) and Interpower. The latter (sold on January 29, 2003) is excluded from the scope of consolidation from January 1, 2003. The Income Statement for 2002 as previously reported is also included. Item “Other services, sales and revenues” in the restated Income Statement includes sales of fuel for thermal generation made to Eurogen and Interpower, amounting to euro 464 million, excluded in the Income Statement as previously reported.

A reconciliation between the main items of the reported Income Statement for 2002 and those included in the restated Income Statement for the same year is also provided.
Main changes occurred in the scope of consolidation in 2003 not considered in the restated accounts are limited to:
•	the Camuzzi Group (distribution and sale of natural gas), acquired in May 2002 and consolidated from June 30, 2002;
•	CESI (base research for the electricity system) deconsolidated from January 1, 2003 due to the decline to 40.92% of the share held by the Group as a result of the disposal of Interpower;
•	local electricity distribution networks in the municipalities of Milan and Verona, sold respectively on November 1, 2002, and December 1, 2002, and
•	the acquisition of Bulgarian power generation company Maritza, whose results are consolidated from April 1, 2003.

Changes shown in the Income Statement below and the related analyses relate to changes from the restated Income Statement for 2002.

Consolidated Income Statement

in millions of euro		(%)		(%)		(%)		(%)

	2003		2002 restated		2003-2002		2002
Revenues:
- Electricity and Electricity Equalization Fund contributions	20,013	63.9	20,356	66.7	(343)	-1.7	20,395	68.1
- Telecommunication services	3,959	12.6	3,642	12.0	317	8.7	3,642	12.1
- Sale of gas to end users	1,254	4.0	780	2.6	474	60.8	780	2.6
- Other services, sales and revenues	6,091	19.5	5,693	18.7	398	7.0	5,160	17.2
Total revenues	31,317	100.0	30,471	100.0	846	2.8	29,977	100.0
Operating costs:
- Personnel	3,440	11.0	3,501	11.5	(61)	-1.7	3,589	12.0
- Fuel consumed for thermal generation	4,101	13.1	3,791	12.4	310	8.2	4,255	14.2
- Electricity purchased	4,620	14.7	5,603	18.4	(983)	-17.5	4,802	16.0
- Interconnections and roaming	1,381	4.4	1,426	4.7	(45)	-3.2	1,426	4.8
- Services, leases and rentals	3,843	12.3	4,241	13.9	(398)	-9.4	4,284	14.3
- Fuel for trading and gas for resale to end users	2,378	7.6	2,683	8.8	(305)	-11.4	2,237	7.5
- Materials	1,733	5.5	2,001	6.6	(268)	-13.4	1,975	6.6
- Other costs	924	3.0	688	2.3	236	34.3	721	2.4
- Capitalized expenses	(944)	(3.0)	(1,158)	(3.8)	214	18.5	(1,173)	(4.0)
Total operating costs	21,476	68.6	22,776	74.8	(1,300)	-5.7	22,116	73.8
GROSS OPERATING MARGIN	9,841	31.4	7,695	25.2	2,146	27.9	7,861	26.2
Depreciation, amortization and accruals:
- Depreciation and amortization	4,516	14.4	4,380	14.4	136	3.1	4,477	14.9
- Accruals and write-downs	593	1.9	502	1.6	91	18.1	504	1.7
Total depreciation, amortization and accruals	5,109	16.3	4,882	16.0	227	4.6	4,981	16.6
OPERATING INCOME	4,732	15.1	2,813	9.2	1,919	68.2	2,880	9.6
- Net financial income (expense)	(1,130)	(3.6)	(1,157)	(3.8)	27	2.3	(1,178)	(3.9)
- Equity income/(expense)	(73)	(0.2)	(59)	(0.2)	(14)	-23.7	(59)	(0.2)
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	3,529	11.3	1,597	5.2	1,932	121.0	1,643	5.5
- Extraordinary items	(136)	(0.5)	803	2.6	(939)	–	736	2.4
INCOME BEFORE TAXES	3,393	10.8	2,400	7.8	993	41.4	2,379	7.9
- Income taxes	966	3.1	602	2.0	364	60.5	608	2.0
INCOME BEFORE MINORITY INTERESTS	2,427	7.7	1,798	5.8	629	35.0	1,771	5.9
- Minority interests	82	0.3	237	0.8	(155)	-65.4	237	0.8
GROUP NET INCOME	2,509	8.0	2,035	6.6	474	23.3	2,008	6.7

Reconciliation between Reported Income Statement and Restated Income Statement for 2002

			Restated
	Reported Income	Companies	Income
In millions of euro	Statement	excluded(1)	Statement

	(A )	(B )	(A - B )
Gross operating margin	7,861	166	7,695
Depreciation, amortization and accruals	(4,981)	(99)	(4,882)
Operating income	2,880	67	2,813
Net financial income (expense)	(1,237)	(21)	(1,216)
Income before extraordinary items and taxes	1,643	46	1,597
Extraordinary items	736	(67)	803
Income taxes	(608)	(6)	(602)
Minority interests	237	–	237
Group net income	2,008	(27)	2,035

(1)	Eurogen and Interpower deconsolidated from January 1.

In 2003, revenues from electricity sales and Electricity Equalization Fund contributions decline by euro 343 million on 2002 (down 1.7%) due mainly to the combined effect of the following factors:
•
growth in revenues from electricity sold on the domestic regulated market and from transport fees, increasing from euro 16,244 million to euro 16,740 million (up euro 496 million or 3.1%) due to higher volumes transported for the free market (up 11.3%) and the 11.1% increase in the tariff component aimed at covering the cost of fuel, partly offset by the reduction in quantities sold on the regulated market (down 6.3%), due to the opening up of the market and the disposal of local distribution networks;

•
a euro 665 million decline in free market sales in Italy (from euro 1,910 million in 2002, to euro 1,245 million in 2003, down 34.8%) primarily as a result of the repositioning of the Group on this market in 2003, and lower electricity purchases, both from imports and from generation plants falling under the incentives of CIP Regulation no. 6/92;

•
a euro 107 million decline in Electricity Equalization Fund and similar contributions, down from euro 286 million in 2002, to euro 179 million in the current year. Lower contributions for electricity generated in past years by plants falling under the incentives of CIP Regulation no. 6/92, down euro 207 million, are partly offset by the retrieval of euro 102 million relating to green certificate charges incurred in 2002.

•
lower international electricity sales, down euro 45 million (from euro 1,019 million to euro 974 million), of which euro 39 million due to international trading. Viesgo’s revenues declined by euro 114 million due primarily to lower electricity volumes generated as a result of the halting of a number of plants for planned maintenance and other technical reasons. Revenues of Bulgarian subsidiary Maritza, consolidated from April 1, 2003, amount to euro 107 million;

•	lower contribution of hedging transactions entered into to reduce the risk resulting from fuel cost reimbursement mechanism, down euro 30 million.

Revenues from telecommunication services increase by euro 317 million (up 8.7%) on 2002, growing from euro 3,642 million to euro 3,959 million. The euro 409 million increase registered by mobile telecommunications (from euro 1,768 million to euro 2,177 million) and the first revenues generated on the Greek market, amounting to euro 44 million, were partly offset by a euro 32 million decline in revenues from the sale of telephone sets (down 15.2%), and a euro 104 million decline in fixed-line telephone services and Internet (from euro 1,663 million to euro 1,559 million), reflecting the higher competitive pressure from the incumbent operator in a market which is still not fully liberalized and suffers from the continuing strong position of the former monopolist in relation to other operators.

Sales of gas to end users grow from euro 780 million in 2002, to euro 1,254 million in 2003 (increasing by euro 474 million, up 60.8%) due primarily to the wider scope of activity (figures for the first six months of 2002 did not include the Camuzzi Group).

Other services, sales and revenues increase by euro 398 million (up 7.0%), of which euro 410 million due to the retrieval of charges recorded in 2002 on account of the hydroelectric surcharge as a result of the issue of a Decree dated September 10, 2003 by the Ministry of Productive Activities in agreement with the Ministry of Economics and Finance. Revenues from non-core activities and other revenues decline therefore by euro 12 million on 2002, due primarily to the following factors:
•
a euro 177 million increase in revenues of the Engineering and Contracting activity, of which euro 55 million consisting of the non-recurrent income resulting from the settlement of a dispute on a contract for the construction of a power plant in Libya. The settlement involved also the recording among other costs of a non-recurrent expense amounting to euro 30 million;

•
the awarding to Enel Distribuzione and Deval of euro 147 million in prizes for improvements in the quality of the electricity service provided in 2001 and 2002. The analogous prize recorded in 2002 amounted to euro 4 million;

•	a euro 37 million rise in fees paid by end users to Enel Distribuzione on power upgrades and new connections to the network;
•	revenues amounting to euro 31 million generated by the Camuzzi Group (gas area) in the environmental services sector;

•
non-recurrent income amounting to euro 30 million recorded by WIND due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority. Non-recurring charges amounting to euro 6 million were also recorded as a result of the same;

•
a euro 52 million increase in fees from the use of the National Transmission Network and revenues amounting to euro 52 million generated as a result of the coming into service of the very-high voltage transmission line managed in Brazil by subsidiaries TSN and Novatrans;

•
a growth in revenues from public and art lighting (Enel Sole) and franchising (Enel.si), in addition to an increase in sales of real estate properties to be disposed of, amounting to a total of euro 46 million.

These increases are partly offset by a euro 574 million reduction in revenues from fuel trading. The corresponding amount recorded in 2002 on a restated basis includes fuel sales made to Eurogen and Interpower, amounting to euro 464 million.

Personnel costs decline by euro 61 million (down 1.7%). Excluding the effect of changes in the scope of consolidation (exclusion of CESI and different scope of activity in the gas area), personnel costs decline by euro 44 million (down 1.3%), while the average number of employees declines by 4.5%. The higher average cost per employee reflects increases induced by the renewal of the labor contract for the sector, the growth of salary variable components and normal pay progression.

The cost of fuel consumed for thermal generation increases in 2003 by euro 310 million (up 8.2%). Excluding the effect of the change in the scope of consolidation due to Maritza, it grows by euro 277 million (up 7.3%). The increase can be attributed to higher thermal generation (up 5.2%, including Spain), in addition to higher average unit costs that reflect the increase in the price of energy products.

Electricity purchased in 2003 amounts to euro 4,620 million, declining by euro 983 million (down 17.5%), against a 23.2% reduction in volumes acquired, as compared with 2002 on a restated basis. Higher average unit costs are due prevalently to the mentioned increase in energy prices to which the price of part of the purchases is correlated, and to the lower weight of electricity imported, characterized by lower unit costs.

Interconnection and roaming costs decline in 2003 by euro 45 million (down 3.2%), as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators. Roaming costs decline by euro 32 million

(from euro 90 million to euro 58 million), while interconnection costs decrease by euro 13 million (from euro 1,336 million to euro 1,323 million).

The cost of services, leases and rentals amounts to euro 3,843 million declining by euro 398 million (down 9.4%) on 2002. Net of the euro 22 million increase due to the change in the scope of consolidation (relating primarily to the exclusion of CESI and the acquisition of Camuzzi and Maritza), the reduction amounts to euro 420 million and is due primarily to the following factors:
•	the cancellation of the “hydroelectric surcharge”, amounting in 2002 to euro 410 million;
•	a euro 58 million reduction in the cost of services received due to savings. Advisory costs decline by euro 35 million and charges relating to corporate finance transactions by euro 23 million;
•	a euro 63 million reduction in the cost of electricity transport, due to the decline in the volume of electricity sold on the free market;
•	higher costs for the lease of telecoms circuits, outsourcing and commercial costs, up euro 50 million, induced by higher traffic in the telecommunications sector;
•	a euro 28 million increase in advertising costs, mainly due to the launch of i-mode services by WIND;
•	a euro 18 million increase in fees for water used in electricity generation.

The cost for the purchase of fuel for trading and gas for resale to end users declines by euro 305 million (down 11.4%). Purchases of gas for resale to end users increase by euro 287 million due to the growth in the scope of activity, while those of fuel for trading decline by euro 592 million over 2002 on a restated basis.

The cost of materials consumed declines by euro 268 million (down 13.4%) due primarily to lower internal construction in the Networks, Infrastructure and Sales Divisions.

Other costs amount to euro 924 million, up euro 236 million (a 34.3% increase) due to the following:
•
a euro 193 million increase in costs incurred by Enel Distribuzione in connection with the introduction of new energy efficiency regulation (energy efficiency certificates), the use of “clean” energy resources (green certificates) and the improvement in the continuity of service. These costs were fully retrieved through sales tariffs;

•
the recording of euro 20 million in charges resulting from the introduction of a partial reimbursement mechanism for the margin earned on imports of electricity for the regulated market (Authority Regulation no. 226/02);

•
a euro 66 million increase in non-recurrent expenses, of which euro 30 million due to the mentioned settlement relating to a dispute on a contract for the construction of a power plant in Libya, and euro 16 million on adjustments relating to the acquisition of natural gas in previous years;

•	a euro 45 million decline in costs relating to the green certificates mechanism.

Capitalized costs decline by euro 214 million, primarily due to lower internal construction of plant and equipment in the Networks and Infrastructure Division, as outlined above.

Gross operating margin for 2003 amounts to euro 9,841 million, up euro 2,146 million on 2002 (a 27.9% increase) on a restated basis. The breakdown by Division is shown in the table below.

Gross operating margin

In millions of euro
	2003	2002 restated	2003-2002

Generation and Energy Management	3,652	2,434	1,218
Networks , Infrastructure and Sales	3,626	3,461	165
International operations	277	253	24
Terna	590	525	65
Telecommunications	1,010	614	396
Parent Company and Other activities	686	408	278

Total	9,841	7,695	2,146

Main factors contributing to the change in gross operating margin are outlined in the analysis of Results by Division.

Depreciation, amortization, accruals and write-downs increase respectively by euro 136 million (up 3.1%) and euro 91 million (up 18.1%). The breakdown by Division is shown in the table below:

Depreciation, amortization, accruals and write-downs

Depreciation and amortization			In millions of euro	Accruals and write-downs

2003	2002 restated	2003-2002		2003	2002 restated	2003-2002

1,081	1,070	11	Generation and Energy Management	183	59	124
1,200	1,217	(17)	Networks , Infrastructure and Sales	127	144	(17)
156	148	8	International operations	21	10	11
145	247	(102)	Terna	37	7	30
1,716	1,495	221	Telecommunications	134	138	(4)
218	203	15	Parent Company and Other activities	91	144	(53)

4,516	4,380	136	Total	593	502	91

Depreciation and amortization increase by euro 136 million, determined as follows:
•
a euro 221 million increase in the telecommunications area, affected by higher depreciation (up euro 145 million), driven by the growth of the network, in addition to a first amortization charge relating to costs incurred for the acquisition of a UMTS license, amounting to euro 129 million. The amortization of goodwill declines by euro 53 million due to the euro 1,511 million write-down recorded in 2002;

•	a euro 102 million decline relating to Terna following the extension of the useful life of the assets;
•	net euro 17 million increase recorded in the remaining sectors of activity.

Accruals and write-downs grow by euro 91 million (up 18.1%) due to the following:
•
a euro 124 million increase in the Generation and Energy Management division, affected by the estimate on 2001 hydroelectric surcharge adjustments amounting to euro 57 million, risks on fuel trading contracts amounting to euro 21 million, contractual charges estimated at euro 17 million, a euro 12 million increase in accruals on environmental risks and a euro 19 million increase in the write-down of receivables;

•
a euro 30 million increase in accruals relating to Terna regarding the estimated adjustment due on National Transmission Network fees, still not defined, the share owned in the Network and other issues;

•	net decline of euro 63 million in the remaining sectors, mainly due to lower risks on Engineering and Contracting contracts.

Operating income for 2003 amounts to euro 4,732 million, increasing by euro 1,919 million on 2002 (up 68.2%). The lower increase in absolute terms with respect to the gross operating margin is due to higher depreciation, amortization and accruals, accounting for euro 227 million.

Net financial expense, amounting to euro 1,130 million, declines by euro 27 million (down 2.3%) on 2002 on a restated basis, benefiting from a reduction in the average cost of debt, down from 4.7% to 4.4%, partly offset by the increase in average financial debt, affected by the outflow incurred in the acquisition on July 1, 2003 of the 26.6% share held in WIND by France Telecom.

Equity expense grows by euro 14 million due primarily to the share in the loss reported by the associate Leasys (accounted for under the equity method), amounting to euro 72 million, a large portion of which was offset by the decline in write-downs of venture capital equity investments.

Net extraordinary items in 2003 amount to a loss of euro 136 million, as compared with a gain of euro 803 million in 2002 (on a restated basis).

Extraordinary income amounts to euro 760 million and consist of the following:
•	euro 356 million capital gain recorded on the disposal of Interpower;
•	euro 165 million capital gain on the disposal of local distribution networks, the most important of which is located in the municipality of Brescia (euro 120 million capital gain);
•
adjustments amounting to euro 58 million on the income tax expense for 2002 resulting from the definition of the tax treatment of a number of items for which there existed uncertainty when the 2002 Financial Statements were prepared;

•	extraordinary reimbursements amounting to euro 44 million;
•	write-ups amounting to euro 37 million as a result of adjustments made in previous years;
•	adjustments and other items of various nature relating to WIND, amounting to euro 31 million;
•	capital gains and other items amounting to euro 69 million.

In 2002, extraordinary gains amounted to euro 3,004 million, of which euro 2,313 million due to the capital gain on the disposal of Eurogen, and euro 459 million to the capital gain on the disposal of local electricity distribution networks (Milan and Verona).

Extraordinary expense amounted to euro 896 million and consisted of the following:
•	charges on early retirement incentives amounting to euro 256 million, of which euro 40 million accrued to provisions at the end of the year;

•	euro 133 million write-downs and accruals amounting to euro 58 million resulting from the planned conversion of the Torre Valdigia Nord power station;
•	corporate restructuring and reorganization charges amounting to euro 92 million, of which euro 69 million relating to WIND;
•	euro 83 million expense relating to tax amnesty;
•	euro 60 million adjustment on past years’ capital grants;
•	adjustments of various nature relating to WIND, amounting to euro 44 million;
•	write-downs, adjustments on transactions carried out in previous years, extraordinary reimbursements made to customers and taxes relating to the previous year, amounting to a total of euro 48 million;
•	write-downs of goodwill and other write-downs relating primarily to coal trading activities, equal to euro 23 million;
•	euro 20 million adjustments on fuel stocks relating to the previous year;
•	extraordinary charges of various nature amounting to euro 79 million.

The extraordinary expense for 2002 amounted to euro 2,201 million and included the write-down of euro 1,511 million on the goodwill relating to WIND, and charges on early retirement incentives amounting to euro 283 million.

Income taxes for 2003 amount to euro 966 million, representing a 28.5% implied tax rate, against a normal tax rate for the Group of 45%. The implied tax rate benefits primarily from the reversal of euro 375 million of surplus in deferred tax provisions arisen following assets revaluation carried out in statutory accounts of main group companies limited to the spread between fiscal and ordinary accumulated depreciation. The carrying value of these assets in the statutory accounts is therefore no longer affected by adjustments recorded solely for tax purposes and is now in line with that reported in the Consolidated Financial Statements. The amount of the revaluation is subject to a 19% substitute tax rate, while deferred taxes accrued on the difference between the carrying value in the statutory accounts (equivalent to the tax base) and that reported for consolidation purposes were calculated at the ordinary corporate tax rate. As a consequence, deferred tax provision exceeding the amount of the substitute tax was reversed and accounted for as an offset item under 2003 income taxes.
A further benefit equal to euro 164 million arises from the taxation of the capital gain on the disposal of Interpower and local electricity distribution networks at the 19% substitute tax rate instead of the ordinary corporate tax rate.
The resizing of deferred taxes and deferred tax assets to take into account the new 33% IRES (corporate) tax rate, determined a euro 47 million net positive component. The tax expense for 2002 on a restated basis was equal to euro 602 million, representing a 25.1% implied tax rate, against normal tax rate for the Group of 47%.

The spread between the normal and implied tax rate was due primarily to the existence of capital gains subject to a different taxation in addition to benefits, amounting to euro 213 million deriving from the Tremonti-bis Law (tax incentives on capital expenditure), no longer applicable in 2003.

The reconciliation between the tax expense calculated applying the normal tax rate (45%) to income before taxes, and the implied tax rate and expense for 2003 is shown in the table follow:

	In millions of
	euro	%

Tax expense, calculated at a 45% normal tax rate on income before taxes	1,527	45.0%
Reversal of deferred tax provision as a result of revaluation of assets carried out in statutory accounts of Group companies	(375)	-11.1%
Taxation of extraordinary capital gains on disposals at the 19% substitute tax rate	(164)	-4.8%
Resizing of deferred taxes and deferred tax assets to the 33% IRES (corporate) tax rate	(47)	-1.4%
Minor items	25	0.8%

Actual income tax expense	966	28.5%

Cash flows and debt

Cash flows for 2003 are shown in the Statement of Cash Flows that follows, compared with the one for 2002 previously reported. The latter represented a scope of consolidation that included Eurogen until the time of its disposal, in addition to Interpower and CESI for the whole year, while it included the Camuzzi Group only from July 1, 2002.

In millions of euro
	2003	2002	2003-2002
CASH FLOW FROM OPERATIONS
Net income (including minority interests)	2,427	1,771	656
Depreciation and amortization	4,516	4,477	39
Write-down of fixed assets	308	1,832	(1,524)
Net change in provisions (including termination indemnities)	167	136	31
Capital gains/losses and extraordinary items	(528)	(2,772)	2,244
Financial income	(425)	(286)	(139)
Financial expense	1,555	1,465	90
Income taxes	966	608	358
Cash generated by operations before changes in net current assets	8,986	7,231	1,755

(Increase)/Decrease:
Inventories	(1,028)	(1,320)	292
Receivables	402	178	224
Accruals and prepayments	(19)	151	(170)
Payables	275	1,434	(1,159)
Cash generated by operations	8,616	7,674	942

Interest and other financial income received	425	286	139
Interest and other financial expense paid	(1,511)	(1,436)	(75)
Income taxes paid	(357)	(1,731)	1,374

Cash generated by current operating activities	7,173	4,793	2,380

CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(346)	(608)	262
Investments in tangible assets	(3,623)	(5,109)	1,486
Investments in consolidated subsidiaries
(net of cash owned by acquired companies)	(1,601)	(2,339)	738
Investments in unconsolidated subsidiaries and associates	(37)	(39)	2
Disposal of consolidated subsidiaries and business units	654	3,665	(3,011)
Disposal of tangible and financial assets	230	167	63
Other changes in fixed assets	28	57	(29)

Cash employed in investing activities	(4,695)	(4,206)	(489)

CASH FLOW FROM FINANCING ACTIVITIES
Change in medium- and long-term debt	2,069	1,382	687
Change in short-term debt	(2,056)	924	(2,980)
Dividends paid	(2,183)	(2,183)	0

Capital increases contributed by third parties	109	116	(7)

Cash flow from financing activities	(2,061)	239	(2,300)

Extraordinary contribution to the National Pension System	–	(611)	611
Payment of substitute tax on freeing-up of reserves and tax amnesty charges	(365)	(402)	37

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	52	(187)	(372)

BEGINNING CASH BALANCE	400	587	(187)
ENDING CASH BALANCE	452	400	52

Changes in balance sheet items in the year resulting from the disposal of Interpower, the deconsolidation of CESI and the acquisition of companies (a 26.6% share in WIND held by France Telecom, Uniòn Fenosa Energìas Especiales, Maritza and other minor companies) and the payment of price adjustments on the Viesgo and Eurogen transactions, are shown in the table that follows:

	Companies	Companies sold and
In millions of euro	acquired	deconsolidated

Goodwill	1,550	–
Intangible assets	58	37
Tangible assets	223	525
Financial assets	25	1
Total assets	1,856	563

Net current assets	(32)	66
Provisions and other items	(111)	(77)
Net financial (debt)/assets	(70)	(376)

Advance received in 2002 on disposal of Interpower	–	(55)
Net capital gains (losses)	–	370
Price adjustment paid on acquisition of Viesgo Group	48	–
Price adjustment paid on disposal of Eurogen		(77)

Total purchase/sale price	1,691	414
Cash of companies acquired/sold	(90)	–

Net cash flow	1,601	414

Cash generated by current operating activities in 2003 is equal to euro 7,173 million, as compared with euro 4,793 million in 2002. The euro 2,380 million increase in the cash flow is due to the following factors:
•
a euro 1,755 million increase in cash generated by operating activities before changes in net current assets, in line with the increase registered by the gross operating margin (up euro 1,980 million on the reported amount for 2002);

•	flows amounting to euro 370 million absorbed in 2003 by changes in net current assets, against a contribution of euro 443 million registered in 2002;
•
a euro 1,374 million decline in income taxes paid and a euro 64 million decline in net financial charges paid. Income taxes are influenced primarily by the mechanism through which advances are determined, based on taxes for the previous year.

Cash employed in investing activities amounts to euro 4,695 million, up from euro 4,206 million in 2002. The decline in cash requirements was therefore equal to euro 489 million.

Capital expenditure declines by euro 1,748 million due to the nearing completion of the conversion of generation plants to combined-cycle technology, declining needs for the expansion of the telecommunications network and lower commitments in non-core businesses.
The outflow for the acquisition of consolidated subsidiaries (net of cash held by acquired companies) amounts in 2003 to euro 1,601 million, down euro 738 million on the previous year. Main transactions finalized in 2003 consist in the acquisition of a 26.6% share in WIND from France Telecom for euro 1,330 million (in addition to euro 59 million as a reimbursement of capital increases) and the acquisition of an 80% share in Uniòn Fenosa Energìas Especiales (now Enel Uniòn Fenosa Renovables) with a net outlay of euro 168 million. With reference to the acquisition of Maritza, the amount of euro 76 million paid for a 60% share in the holding company that controls Maritza is offset by the amount of cash held at the time of the purchase by the operating entity (euro 75 million), to be employed in the revamping of the power plant owned by the same.
Proceeds from the disposal of consolidated subsidiaries and business units in 2003 amounted to euro 654 million (of which euro 414 million relating to companies sold and deconsolidated), as compared with euro 3,665 million in 2002 (down euro 3,011 million). The disposal of Interpower generated, net of the advance received in 2002 (euro 55 million), a positive flow of euro 477 million, while final price adjustments paid on the acquisition of Viesgo and the disposal of Eurogen, concluded in 2002, amount to euro 125 million. The sale of local electricity distribution networks generated in 2003 a positive cash flow of euro 240 million, as compared with euro 550 million in 2002. The flow generated in 2002 was determined primarily by the disposal of Eurogen, net of the acquisition of Viesgo and Camuzzi.

Financing activities for 2003 include a cash outflow of euro 2,183 million relating to dividends distributed by the Parent Company on 2002 net income, in addition to a non-recurring tax expense of euro 365 million, of which euro 282 million due to the freeing-up of reserves carried out in 2002, and euro 83 million to the tax amnesty. Such outlay, together with cash employed in investing activities (euro 4,695 million), amounts therefore to euro 7,243 million, covered by cash generated by current operating activities, amounting to euro 7,173 million, and euro 109 million paid-in by minor shareholders for capital increases. The resulting euro 39 million surplus represents the balance between the increase in the cash balance (up euro 52 million), and the net increase in debt (up euro 13 million). As it concerns only financing activities in 2003, such increase in debt does not include the impact of changes in the scope of consolidation and exchange rate differences, representing the net effect of the euro

2,069 million increase in medium- and long-term debt and the euro 2,056 million decline in net short-term debt.
With regards to changes in medium- and long-term debt in 2003, bonds issued amounted to euro 2,280 million as part of a Medium-term Notes program, renewed in the year, increasing the maximum limit of the issues from euro 7.5 billion to euro 10 billion.
A euro 1,500 million loan extended in 2001 to Infostrada (currently WIND) providing for early repayment without penalties, was refinanced in the year. The refinancing involved the transfer of the loan from the original borrowers to a bank acting as a fronter (a primary Italian bank), against a guarantee provided by the Parent Company through a guarantee deposit of the same amount, remunerated at conditions that match those of the new loan. The Parent Company drew down funds on the market at favourable terms, so that considerable savings on financial expense were generated.
Other financing include the extending of euro 1,430 million in 36-month revolving credit lines, a euro 500 million loan extended by the European Investment Bank (the proceeds of which will be employed in financing work on the electricity distribution network), in addition to euro 396 million drawn by WIND from a Facility Agreement. Short-term debt (net of factoring receivables and other minor financial receivables) decreases by euro 2,437 million, of which euro 2,056 million due to operations and euro 381 million to changes in the scope of consolidation. The use of short-term borrowing facilities ensured flexible and cost effective financing, allowing to take advantage of low interest rates.

Net financial debt at December 31, 2003 and changes from December 31, 2002 are shown in the table below:

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Medium- and long-term debt:
- Bank loans	11,951	10,401	1,550
- Bonds	10,431	8,076	2,355
- Other loans	166	348	(182)

Medium- and long-term debt	22,548	18,825	3,723
- Own bonds and other items	(532)	(533)	1
- Medium- and long-term guarantee deposits	(1,528)	–	(1,528)

Net medium- and long-term debt	20,488	18,292	2,196
Short-term debt:
Bank loans
- 18-month loans	–	700	(700)
- Use of revolving credit lines	1,172	3,388	(2,216)
- Other short-term bank debt	1,999	1,719	280
	3,171	5,807	(2,636)
Commercial paper	1,457	1,444	13
Other short-term financial loans	4	–	4

Short-term debt	4,632	7,251	(2,619)

Factoring receivables	(487)	(676)	189
Financial receivables from associates	(7)	–	(7)
Cash at banks and marketable securities	(452)	(400)	(52)

Net short-term financial debt	3,686	6,175	(2,489)

NET FINANCIAL DEBT	24,174	24,467	(293)

Changes in net financial debt shown in the statement of cash flows above are detailed in the table below:

				Companies	Exchange-
		Current	Companies	sold and	rate
In millions of euro		operations	acquired	deconsolidated	differences

	at Dec. 31, 2002					at Dec. 31, 2003

Medium- and long-term debt	(18,292)	(2,069)	(165)	–	38	(20,488)
Short-term debt net of financial receivables	(6,575)	2,056	2	379	–	(4,138)
Cash at banks and marketable securities	400	(30)	93	(3)	(8)	452

	(6,175)	2,026	95	376	(8)	(3,686)

Net financial debt	(24,467)	(43)	(70)	376	30	(24,174)

Main factors affecting change in net financial debt are shown in the table that follows:

In millions of euro

Net financial debt at Dec. 31, 2002			(24,467)
Cash generated by current operating activities			7,173
Capital expenditure			(3,969)
Purchase of a 26.6% share in WIND from France Telecom	(1,389)
Purchase of Uniòn Fenosa Energìas Especiales	(313)
Price adjustment paid on disposal of Eurogen and acquisition of Viesgo	(125)
Disposal of Interpower (net of the advance received in 2002)	795	(1)
Disposal of local electricity distribution networks	240
Disposal of real estate properties	137
Financial debt relating to CESI at the end of 2002	52
Other divestments and changes	101

Cash flow from extraordinary operations			(502)

Dividends paid	(2,183)
Capital increases contributed by third parties	109

Cash flows from own capital			(2,074)

Substitute tax on freeing-up of reserves and tax amnesty			(365)
Exchange-rate differences on financial debt			30

Total changes			293

Net financial debt at Dec. 31, 2003			(24,174)

(1)	of which euro 477 million relating to the price paid, net of advance and of euro 318 million relating to the assumption of debt.

Balance Sheet
A reclassified Balance Sheet at December 31, 2003 and 2002 is reported in the table that follows:

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Net fixed assets:
- Tangible and intangible	50,731	50,562	169
- Financial	531	600	(69)
Total	51,262	51,162	100

Net current assets :
- Trade receivables	6,991	7,124	(133)
- Inventories	4,211	3,266	945
- Other assets and net receivables from Electricity Equalization Fund	986	1,042	(56)
- Net tax receivables /(payables)	(780)	669	(1,449)
- Trade payables	(5,835)	(6,726)	891
- Other liabilities	(7,627)	(6,615)	(1,012)
Total	(2,054)	(1,240)	(814)

Gross capital employed	49,208	49,922	(714)

Provisions:
- Employee termination indemnity	(1,298)	(1,415)	117
- Retirement benefits	(462)	(472)	10
- Net deferred taxes	(476)	(1,435)	959
- Other provisions	(1,483)	(1,291)	(192)
Total	(3,719)	(4,613)	894

Net capital employed	45,489	45,309	180

Group Shareholders’ Equity	21,124	20,772	352
Minority interests	191	70	121
Total Shareholders’ Equity	21,315	20,842	473

Net financial debt	24,174	24,467	(293)

TOTAL	45,489	45,309	180

Net fixed assets grow by euro 100 million.

Tangible and intangible assets increase by euro 169 million due primarily to the following:
•	capital expenditure for the year amounting to euro 3,969 million, of which euro 3,623 million relating to tangible assets and euro 346 million to intangible assets;

•	the recording of euro 1,411 million relating to goodwill paid on the acquisition of a 26.6% share in WIND from France Telecom;
•
an increase of euro 307 million resulting from the acquisition of an 80% share in Uniòn Fenosa Energìas Especiales (currently Enel Uniòn Fenosa Renovables) and a euro 106 million increase resulting from the acquisition of Maritza East III Power Company. Such amounts include the respective goodwills, amounting respectively to euro 123 million and euro 16 million;

•	a depreciation and amortization expense for the year amounting to euro 4,516 million;
•	a euro 496 million decline resulting from the disposal of Interpower and a euro 64 million decline due to the deconsolidation of CESI;
•	disposals amounting to euro 178 million, of which euro 75 million relating to the sale of local electricity distribution networks and euro 52 million to the disposal of real estate properties;
•
write-downs of tangible and intangible assets amounting to euro 237 million, of which euro 133 million relating to the planned conversion of Torre Valdaliga Nord power station, and euro 60 million for adjustments to past years’ capital grants;

•	a reduction of euro 62 million due to exchange rate differences (a large part of which due to the decline of the US dollar), and euro 70 million due to other changes.

Financial assets decline by euro 69 million mainly as a result of the share in the loss reported by the associate Leasys (accounted for under the equity method), amounting to euro 72 million.

Net current assets, having a negative balance of euro 1,240 million at the end of 2002, amount to negative euro 2,054 million at December 31, 2003. The change, equal to euro 814 million, is due mainly to the following factors:
•
a decline of euro 133 million in trade receivables due primarily to the collection of previous years’ receivables from the ISO, partly offset by the growth in WIND’s receivables from other telephone operators;

•	euro 945 million increase in inventories, attributable prevalently to the growth in contract work carried out by the Engineering and Contracting sector;
•	a euro 1,449 million decline in net tax position from a credit of euro 669 million at the end of 2002, to a debit of euro 780 million at December 31, 2003, determined by the following factors:
–	the recording of the current tax liability for the year, amounting to euro 1,396 million;
–	the recording of the liability of euro 462 million due as substitute tax on the revaluation of fixed assets;

–	a euro 285 million increase in net VAT payables;
–	the payment of euro 357 million of income taxes in 2003;
–	the payment of euro 282 million for substitute taxes on the freeing-up of accelerated depreciation reserves carried out in the previous two years.
•	euro 891 million reduction in trade payables due mainly to capital expenditure and fuel procurement activities;
•	euro 1,068 million increase in other liabilities, net of the decline in other assets, due mainly to the growth in advances received from Engineering and Contracting customers.

Provisions decline by euro 894 million, of which euro 959 million due to the reduction in the deferred tax provision (recorded net of deferred tax assets), partly offset by the euro 65 million net increase in other provisions. The reduction in the deferred tax provision resulting from the revaluation carried out in the statutory accounts of main Group companies is equal to euro 829 million, of which euro 454 million recorded as substitute tax payable and euro 375 million offset against the tax expense for the year, as commented in the income statement section of this Financial Review.

Net capital employed grows from euro 45,309 million at the end of 2002 to euro 45,489 million at December 31, 2003, up euro 180 million. Shareholders’ Equity (Group and minority interests) amounts to euro 21,315 million and net financial debt is equal to euro 24,174 million. The debt to equity ratio is equal to 1.13 (1.17 at December 31, 2002).

Operating review

Results by Division

In millions of euro
	2003	2002 restated	2003-2002

Generation and Energy Management
Revenues	12,111	10,488	1,623	15.5%
Gross operating margin	3,652	2,434	1,218	50.0%
Operating income before amortization of goodwill	2,388	1,307	1,081	82.7%
Operating income	2,388	1,305	1,083	83.0%

Networks, Infrastructure and Sales
Revenues	20,047	20,586	(539)	-2.6%
Gross operating margin	3,626	3,461	165	4.8%
Operating income before amortization of goodwill	2,344	2,127	217	10.2%
Operating income	2,299	2,100	199	9.5%

International operations
Revenues	921	923	(2)	-0.2%
Gross operating margin	277	253	24	9.5%
Operating income before amortization of goodwill	148	141	7	5.0%
Operating income	100	95	5	5.3%

Terna
Revenues	874	828	46	5.6%
Gross operating margin	590	525	65	12.4%
Operating income	408	271	137	50.6%

Telecommunications
Revenues	4,383	3,921	462	11.8%
Gross operating margin	1,010	614	396	64.5%
Operating income before amortization of goodwill	(340)	(466)	126	27.0%
Operating income	(840)	(1,019)	179	17.6%

Services and Other activities
Revenues	2,778	2,874	(96)	-3.3%
Gross operating margin	510	272	238	87.5%
Operating income	234	(49)	283

Parent Company
Revenues	1,139	1,973	(834)	-42.3%
Gross operating margin	256	190	66	34.7%
Operating income	223	164	59	36.0%

Adjustments and elisions
Revenues	(10,936)	(11,122)	186
Gross operating margin	(80)	(54)	(26)
Operating income	(80)	(54)	(26)

Total Group
Revenues	31,317	30,471	846	2.8%
Gross operating margin	9,841	7,695	2,146	27.9%
Operating income before amortization of goodwill	5,325	3,441	1,884	54.8%
Operating income	4,732	2,813	1,919	68.2%

Generation and Energy Management

With the creation of the “International Operations” Division and the subsequent transfer to the same of electricity activities in Spain, America and Bulgaria, the operating perimeter of the Generation and Energy Management division now includes the following activities:
•	Electricity:
-	generation in Italy through Enel Produzione (thermal and hydroelectric power) and Enel Green Power (geothermal, wind and hydroelectric power);
-	sale on the domestic market to “large electricity users” (end users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;
-	trading on international markets, also through Enel Trade.
•	Energy products, through Enel Trade:
-	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end users);
-	sale of natural gas to “distributors”;
-	trading on international markets;
•	Logistic Services, through Enel Logistica Combustibili.
•	Technologies linked to the development of alternative energy resources, through Conphoebus.

Operating and financial data of the Division for 2002, reported for comparative purposes, are limited to former domestic operations and are moreover stated net of Eurogen and Interpower, sold respectively on May 31, 2002 and January 29, 2003, and no longer present in 2003.
In 2002, the activities of Enel Trade were limited to the procurement and trading of energy products. The growth in the scope of operations is the result of the transfer of businesses from Enel Energia (part of the Sales Division), effective January 1, 2003. The comparison of figures for the two periods is therefore affected by such change.

Generation and Energy Management

In millions of euro
	2003	2002 restated (1)	2003-2002

Revenues	12,111	10,488	1,623	15.5%
Gross operating margin	3,652	2,434	1,218	50.0%
Operating income before amortization of goodwill	2,388	1,307	1,081	82.7%
Operating income	2,388	1,305	1,083	83.0%

Net capital employed	11,947	13,469	(1,522)	-11.3%
Employees at year-end (no.)	10,318	12,077	(1,759)	-14.6%
Capital expenditure	673	912	(239)	-26.2%

(1)	Financial data and capital expenditure for 2002 exclude Eurogen, Interpower and International operations.

Regulatory aspects

The following tariff changes occurred:
•
with regards to the wholesale price of electricity for regulated market, the component aimed at covering fixed generation costs was set in 2003 by time band at an average of €¢2.06 per kWh, in line (up 0.1%) with 2002;

•	the tariff component aimed at covering fuel costs (Ct parameter) set by the Authority was equal on the average to €¢4.20 in 2003, as compared to €¢3.78 in 2002 (up 11.1%).
From 2003, the method for setting tariff adjustments was modified as follows:
-	quarterly adjustments in place of bi-monthly ones;
-	extension from four to six months of the period considered to determine changes in the international price of fuels, and;
-	increase from 2% to 3% of the minimum threshold below which no adjustment is made.

Urgent resolutions regarding general electricity system costs

Law Decree no. 25, dated February 18, 2003 containing “Urgent resolutions regarding electricity system charges” was converted into Law in April 2003. Article 2, comma 1 of the Decree establishes the cancellation from January 1, 2002 of the “hydroelectric surcharge” – as defined in article 2, comma 1, paragraph b) of the Decree issued by the Ministry of Industry dated January 26, 2000 and subsequent amendments. The same law decree includes also provisions regarding stranded costs, reiterating the abolition of stranded costs relating to generation plants from January 1, 2004, though without defining the parameters for the calculation of the possible resulting benefit and confirming their application in the case of Nigerian gas through 2009.

On September 10, 2003, a decree defining the parameters for the reimbursement of the hydroelectric surcharge was issued. According to its provisions, Enel Produzione and Enel Green Power recorded an overall benefit of euro 410 million, equal to the charge made on account of the hydroelectric surcharge on the 2002 income statement, collecting from the Electricity Equalization Fund euro 375 million, representing the amount actually paid out on account of the same. The issue of an analogous decree for stranded costs is pending.

Green certificates and norms for the promotion of the generation of electricity from renewable resources

In March 2003, green certificates were officially traded for the first time on the screen-based trading system organized by the Market Operator.
Trading allowed operators involved to acquire green certificates used to comply with the requirements of the Bersani Decree with regards to the input in the National Transmission Network of a minimum share of electricity generated using renewable resources, or the requirement to acquire the related rights. The offer side was managed by the ISO that sold green certificates relating to electricity generated by CIP Regulation no. 6/92 plants coming into service after April 1, 1999.
Authority Resolution no. 227/2002 introduced a mechanism for the compensation of costs incurred by producers and importers of electricity generated from non-renewable resources as a result of the requirement to acquire green certificates . To provide funds such compensation, that takes the form of contributions recognized by the Electricity Equalization Fund, a €¢0.09 tariff component charged to non-eligible customers was introduced. The reimbursement of costs incurred in 2002 (based on 2001 electricity generation from renewable resources destined to the regulated market) was set by the Authority through Resolution no. 8 dated February 6, 2004. The amount recognized to Enel is equal to euro 102 million, recorded among revenues in 2003. Since the Authority adopted a partial reimbursement criteria for charges incurred by producers, Enel is considering the possibility of appealing against the decision, as such partial recognition of costs does not appear to be in line with the objectives of Authority Resolution no. 227/02. An analogous resolution regarding charges incurred in 2003 is pending.

Legislative Decree no.387 dated December 29, 2003 implements EU Directive no. 2001/77/EU containing “Norms for the improvement of electricity generation from renewable resources in domestic markets”. The new Law is aimed at increasing the percentage of electricity produced using renewable resources at the national and European level, by promoting the use of such electricity and incentivating the construction of the appropriate generation plants. The most important provisions include:
•
starting in 2004 and through 2006, a 0.35% yearly increase in the minimum share (currently 2%) of electricity generated from renewable resources required to be input in the network; further increases will be established through a decree of the Ministry of Productive Activities for years 2007-2009 and 2010-2012;

•
introduction of a “guarantee of origin of electricity generated from renewable resources” that may be used by producers or importers to demonstrate the “renewable” origin of electricity input in the network in compliance with the requirements of article 11 of the Bersani Decree;

•	simplification of authorization procedures for the construction of generation plants using renewable resources;
•	two years extension of the term for the use of green certificates.

Provisional Electricity Offering System

Through Resolution no. 67/03 the Authority regulated the organization and functioning of the Provisional Electricity Offering System for the regulated market and the procurement of resources for electricity dispatching (the so-called STOVE). STOVE aims at selecting plants destined to satisfy needs for the regulated market, inducing competition in the procurement of electricity while the start of the Pool Market is pending. This is a system for the supply of electricity in which, for the first time, offers from producers are in competition, in view of the future start of trading on the market. Initially, according to provisions contained in Resolution no. 67/03, producers generating electricity entitled to the reimbursement of stranded costs are required to participate in STOVE, while other producers can choose to participate based on conditions specified in the mentioned Resolution. With the elimination of the recognition of stranded costs from December 31, 2003, the Authority extended the requirement of participation in the STOVE to all owners of generation plants possessing set technical characteristics.
The system became operational on July 1, 2003 and was supposed to remain in operation until December 31, 2003. STOVE was however extended until the coming into operation of the “merit order” mechanism in the context of the Pool Market. The start of the provisional system did not involve tariff changes.

Electricity System Safety Law and Draft Law for the reform of the energy sector (Marzano Decree)

On October 27, 2003, Law Decree no. 239, dated August 29, 2003 was converted with amendments into Law no. 290. The Law Decree contained “Urgent measures for the safety of the national electricity system and the retrieval of electricity generation capacity” and a number of measures aimed at accelerating the construction of plant and at reducing the risk of power failures, among which is the power attributed to the Ministry of Productive Activities to regulate where necessary the scheduling of hydroelectric plants.
On the wake of the nation-wide blackout occurred on September 28, 2003, a number of provisions contained also in the Marzano Draft Law aimed at reforming the energy sector were included in the Law.
Among these are:
•	competitive mechanisms aimed at remunerating new or existing generation capacity (see next paragraph);
•	management of pumping plants assigned to their owners who ensure to the ISO maximum availability of the same in case of demand peaks;
•	requirement to maintain full efficiency of plants having a capacity above 10 MW;
•	assignment of responsibility over imports – formerly attributed to the Authority – to the Ministry for Productive Activities;
•	over-the-counter bilateral contracts, not subject to the prior authorization of the Authority for Electricity and Gas.

The Draft Law for the reform of the energy sector (Marzano Decree), as amended, is currently being examined by the Senate. The most important provisions are described below:
•
further liberalization of the market with the lowering of the annual consumption threshold to qualify as eligible customers to 50,000 kWh (currently 100,000 kWh) starting from the coming into effect of the new regulations. All customers (except households) become eligible from July 1, 2004;

•	compensation for new generation plants or increases in generation capacity of old ones;
•	extension of strategic stock requirements to orimulsion;
•	rescheduling of the carbon tax and creation of a market for CO2 emission rights (emission trading).

Remuneration of electricity generation capacity

Legislative Decree no. 379 was issued to implement provisions contained in article 1 of the mentioned Law no. 290, dated December 19, 2003. The decree introduces a system for the remuneration of production capacity consistent with maintaining an adequate level of the same that ensures the coverage of national demand for electricity and the necessary reserve margins.
The remuneration system is based on competitive mechanisms in accordance with the technical specifications provided by the ISO within three months of the coming into effect of the Legislative Decree. Provisionally, up to the coming into operation of the competitive remuneration system, the responsibility for determining the necessary level of generation capacity falls on the ISO, while the remuneration is set by the Authority.

Inquiry of the Authority on disruption of electricity supply

Through Resolutions no. 72/03 and no. 112/03 dated respectively July 1, 2003 and September 29, 2003, the Authority initiated inquiries on the causes, the developments and possible responsibilities regarding disruptions in the electricity supply occurred on June 26, 2003 and the total interruption of the electricity service that affected the whole Italian territory, with the exception of Sardinia, on September 28, 2003.
The inquiry regarding disruptions in the electricity supply occurred on June 26, 2003 was closed in November 2003, and at the beginning of December the Authority published its final report. The inquiry assessed that the events occurred were caused by structural causes (as the insufficient generation capacity, the high degree of dependence on imports of the Italian electricity system and the reduction, typical of the summer months, of the interconnection capacity available), in addition to special conditions (among which chiefly the heat wave and drought, and, secondly, the reduction of imports from France as provided by clauses in the import contract between Enel and Eléctricité de France). The Authority censored some particular behavior on the part of Enel or the ISO. Enel, however, contested both in terms of fact and law the conclusions reached by the Authority. A formal inquiry is in any case expected to be initiated soon by the Authority to define responsibilities with regards to June 26, 2003 events.
The inquiry on the September 28, 2003 blackout is still underway.
Enel believes to be in a position to exclude any responsibility of any nature with regards to both events mentioned.

Electricity generation

Enel Group net domestic electricity generation

In millions of kWh
	2003	2002 restated	2003-2002		2002

Thermal	106,669	99,265	7,404	7.5%	112,130
Hydroelectric	26,012	27,747	(1,735)	-6.3%	28,563
Geothermal	5,036	4,382	654	14.9%	4,382
Other resources	77	53	24	45.3%	53

Total net generation	137,794	131,447	6,347	4.8%	145,128

Net electricity generation figures for 2002 have been restated for comparable purposes and exclude the activity of Eurogen and Interpower. The last column shows previously reported figures based on the scope of consolidation effective in 2002.

Net electricity generation in 2003 amounted to 137.8 billion kWh, growing by 4.8% on 2002 on a restated basis. The strongest increase was registered in the summer months due to climatic factors. In the 3rd Quarter, in fact, net electricity generation grew by 12.9%, as compared with a 1.3% growth in the first six months as a whole, and of 3.5% in the 4th Quarter.
Thermal generation grew by 7.5% (up 7.4 billion kWh), representing 77.4% of total net electricity generation (up from 75.5% in 2002).
Hydroelectric generation declines by 6.3% (down 1.7 billion kWh) as a result of the poor water supply in the summer and fall, offset only in part by the growth registered in the first half of the year.
The strong increase in geothermal generation (up 0.7 billion kWh, representing a 14.9% increase) is due to the coming into service in the 2nd Half of 2002, both of new and revamped generation plants. A strong growth was registered also by electricity generated from other resources (up 45.3%), thanks to the contribution of new wind plants.

Contribution to gross thermal generation

In millions of kWh
	2003		2002 restated		2003-2002

Natural gas	50,535	44.8%	37,600	35.7%	12,935	34.4%
High-sulfur content fuel oil (S>0.5%)	10,505	9.3%	20,970	19.9%	(10,465)	-49.9%
Low -sulfur content fuel oil (S<0.5%)	18,742	16.6%	14,728	14.0%	4,014	27.3%
Total fuel oil	29,247	25.9%	35,698	33.9%	(6,451)	-18.1%
Coal	28,373	25.1%	27,068	25.6%	1,305	4.8%
Orimulsion and other fuels	4,696	4.2%	5,075	4.8%	(379)	-7.5%

TOTAL	112,851	100.0%	105,441	100.0%	7,410	7.0%

The breakdown above shows a significant reduction in generation from fuel oil and a marked increase in the use of natural gas. This can be attributed to the lower use of traditional plants due to the coming into service of new combined-cycle plants, in addition to the high use of traditional gas-fired plants in the summer months. The amount of electricity generated by high-efficiency combined-cycle plants doubled, reaching about 25 billion kWh. The use of orimulsion declined in favor of coal due to difficulties in supplies driven by Venezuela’s political troubles. Generation from coal grew by about 5%, benefiting in 2003 from the improved efficiency of a number of plants, in addition to the increased volumes generated by Fusina and Porto Marghera power stations as a result of the coming into operation of the new cooling towers.

With regards to fuel oil mix, higher use of low-sulfur content fuel results from the application of sulfur dioxide emission limits, as provided by norms implementing European Union directives relating to air quality and pollution generated by industrial plants.

Capital expenditure and plants
Expenditure on plant and equipment in Italy

In millions of euro	2003	2002	2003-2002

Thermal plants	427	686	(259)	-37.8%
Hydroelectric plants	98	64	34	53.1%
Geothermal plants	48	102	(54)	-52.9%
Other sources	61	76	(15)	-19.7%

TOTAL	634	928 (1)	(294)	-31.7%

(1)	Euro 847 million on a restated basis.

The strong reduction in capital expenditure over the previous year is due to the nearing completion of the conversion of plants to combined-cycle technology, the benefits from which will be fully felt in 2004 when all converted plants come into operation.

As indicated in the 2004-2008 business plan, future efforts will concentrate mainly on the conversion to coal of the Torrevaldaliga Nord power station that will have a total capacity of 1,980 MW. To such end, on April 30, 2003, the Parent Company underwrote on behalf of Enel Produzione an agreement with the Civitavecchia Municipality that became effective on December 24, 2003 with the granting of the related authorization by the Ministry of Productive Activities. The agreement provides for major environmental work, compensation in favor of the Civitavecchia Municipality and measures aimed at enhancing employment and the development of local businesses.

As a consequence of difficulties encountered by the Italian electricity system during peak demand periods in the summer, on September 5, 2003 the Board of Directors of Enel Produzione (following a resolution of the Parent Company’s Board of Directors held on July 2, 2003) approved a number of measures aimed at reactivating a number of gas-turbine plants able to provide over a 12-month period a total generation capacity of 1,200 MW, involving an investment of about euro 25 million.

Net efficient domestic generation capacity

	Enel	Enel Green
MW	Produzione	Power	Total	Total

			at Dec. 31, 2003	at Dec. 31, 2002(1)	2003-2002

Thermal plants	26,719	–	26,719	28,679	(1,960)
Hydroelectric plants	12,916	1,414	14,330	14,344	(14)
Geothermal plants	–	666	666	666	–
Wind and photovoltaic	–	131	131	63	68

TOTAL	39,635	2,211	41,846	43,752	(1,906)

(1)	Includes Interpower

The reduction in net efficient domestic generation capacity of the Enel Group resulting from the disposal of Interpower is equal to 2,611 MW, of which 2,548 MW of thermal capacity and 63 MW of hydroelectric capacity, while new plant coming into operation in 2003 resulted in a 705 MW increase in generation capacity, net of disposals. The four combined-cycle sections that came into operation in 2003 determined an increase of 1,489 MW in generation capacity, while plants dismantled as a result of conversion work represented a generation capacity of 905 MW.

Operating performance

Revenues of the Generation and Energy Management Division for 2003 amount to euro 12,111 million, increasing by euro 1,623 million (up 15.5%) on 2002 due to the following factors:
•	a growth in power generation (up 4.8%) and in the tariff component aimed at covering fuel costs (up 11.1%), with a joint positive impact on revenues amounting to about euro 730 million;
•	the recording of the reimbursement of charges incurred in 2002 on account of the hydroelectric surcharge and green certificates, amounting respectively to euro 410 million and euro 102 million;
•	revenues on electricity sales and trading activities carried out by Enel Trade amounting to about euro 560 million;
•	a euro 330 million increase in sales of natural gas to the Sales Division as a result of the wider scope of operations and the concentration of procurement activities in Enel Trade;
•	a euro 207 million decline in contributions on past years’ electricity generation of plants falling under the incentives of CIP Resolution no. 6/92;

•
a decline of about euro 350 million in revenues from the sale of fuels for trading. Figures for 2002 provided for comparative purposes have been restated and include fuels sales made to Eurogen and Interpower, equal to euro 464 million.

Gross operating margin for 2003 amounts to euro 3,652 million, growing by euro 1,218 million (up 50.0%) from euro 2,434 million in 2002, due mainly to the following factors:
•
a euro 820 million benefit related to the hydroelectric surcharge for 2002, of which euro 410 million representing the retrieval in 2003 of costs incurred in 2002; an equivalent amount was charged to operations in 2002 and not in 2003;

•	a retrieval of euro 102 million of costs incurred in 2002 for green certificates;
•	an increase of about euro 330 million in the positive spread between the tariff component aimed at covering fuel costs and the actual cost of fuels;
•	an increase of about euro 100 million on the margin on hydro-geothermal generation due to the increase in the tariff component linked to energy prices;
•	an increase of about euro 70 million in Enel Trade’s margin on the sale of natural gas to third parties and to the Sales Division;
•	a euro 207 million decline in contributions on past years’ electricity generation of plants falling under the incentives of CIP Resolution no. 6/92.

Operating income grows from euro 1,305 million in 2002 to euro 2,388 million in 2003 (up euro 1,083 million, or 83.0%) partly as a result of a euro 135 million increase in depreciation, amortization and accruals. The latter grow by euro 124 million due mainly to the estimated adjustments on the hydroelectric surcharge for 2001 (euro 57 million), to risks on trading contracts (euro 21 million), a euro 12 million increase in environmental risks and a euro 19 million increase in receivables write-downs.

Net capital employed

Net capital employed at December 31, 2003 amounted to euro 11,947 million, declining by euro 1,522 million on the previous year (down 11.3%). The reduction is due to the deconsolidation of Interpower (euro 424 million) in addition to the reduction of Enel Produzione’s net current and fixed assets, accounting for about euro 500 million each. The first benefited primarily from the collection of receivables from the ISO and the netting of income tax receivables, while the reduction in fixed assets is due to the surplus of depreciation over capital expenditure in addition to the write-down of part of plants as a result of their planned conversion to combined cycle technology.

Networks, Infrastructure and Sales

Enel Group structure includes two specific operating divisions:
•	Networks and Infrastructure, that includes electricity and gas network operations;
•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels.

Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

In millions of euro

	2003	2002	2003-2002

Electricity
Revenues	18,673	19,517	(844)	-4.3%
Gross operating margin	3,354	3,328	26	0.8%
Operating income	2,181	2,062	119	5.8%

Gas
Revenues	1,374	1,069	305	28.5%
Gross operating margin	272	133	139	–
Operating income before amortization of goodwill	163	65	98	–
Operating income	118	38	80	–

Total
Revenues	20,047	20,586	(539)	-2.6%
Gross operating margin	3,626	3,461	165	4.8%
Operating income before amortization of goodwill	2,344	2,127	217	10.2%
Operating income	2,299	2,100	199	9.5%

Net capital employed	11,360	11,612	(252)	-2.2%
Employees at year-end (no.)	36,424	39,489	(3,065)	-7.8%
Capital expenditure	1,716	1,967	(251)	-12.8%

Electricity
The sector includes:
•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);
•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);
•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);
•	Enel Sole (public and art lighting) and Enel.si (franchising and equipment installation);

The comparison between the two years is affected by the transfer to Enel Trade (Generation and Energy Management Division), effective January 1, 2003, of electricity sales to domestic “large electricity users” (with an annual consumption in excess of 100 million kWh), in addition to sales to “wholesalers” and international trading activities.

The sale of a number of local distribution networks to municipal utility companies was carried out in the year. The electricity distribution network for the city of Brescia and 45 neighboring municipalities was sold to ASM Brescia effective December 31, 2003. The price for the sale was euro 168 million, generating a euro 120 million capital gain for the Group. The network sold distributes 2.8 billion kWh yearly to about 96,200 customers. Eight minor local distribution networks were sold in the year, for a total of about 21,000 customers and 1.2 billion kWh of electricity distributed yearly. The total price was euro 72 million, generating an additional capital gain for the Group of euro 45 million.

With regards to the Autonomous Provinces of Trento and Bolzano, Legislative Decree no. 79/99 subjected the streamlining of electricity distribution activities to the issue of specific norms that would make the operation compatible with the respective autonomous statutes. The norms were issued through Presidential Decree no. 463, dated November 11, 1999, which establishes that, starting January 1, 2000, the Provinces involved become responsible for the issue of concessions for the distribution of electricity in the respective territories.

On December 13, 2001, the Province of Trento incorporated (in the same way as the Bolzano Province had previously done) electricity company SET Distribuzione SpA that, after the issue in May 2003 of the Provincial Plan for the distribution of electricity, requested the Province the forced transfer of all plant and equipment for the distribution and sale of electricity of the Enel Group located in the Trento Province. As already occurred in the case of action taken by the Province of Bolzano with regards to plant and equipment that were part of its distribution network, Enel Distribuzione appealed these resolutions against the Trento Regional Administrative Court. The expropriation deed dated August 2, 2003 will also be the object of an appeal with the same Court. At the hearing for the suspension of the expropriation, the parties agreed to defer the discussion to the hearing for the case set for February 5, 2004. The parties also agreed not to seek executive deeds regarding the case appealed until the first degree ruling, and deposited, before February 5, 2004, a petition to defer the discussion of the case as they are currently negotiating an out-of-court settlement. The Trento Regional Administrative Court has consequently deferred the date of the hearing to July 8, 2004.

Regulatory aspects

The application to the tariff for the transport, distribution, sale and metering of electricity of the price-cap mechanism resulted in a reduction of about 1.5% in the same. Taking into account the inclusion in the tariff of higher costs for the improvement in the quality of service, those for the promotion of the efficient use of electricity by end-users, the increase in transport costs and charges relating to the international dispatching of electricity, the overall increase on previous tariffs is equal to 1.3%, with an impact of 0.3% on the final price of electricity. The Authority approved Enel Distribuzione’s proposal for the 2003 tariff schedule, in line with restrictions imposed.

With regards to the bonus and fines system applying to the quality of service provided (identified with the continuity of the same), in the first months of 2003, the Authority concluded its review and approved figures for year 2001, awarding Enel Distribuzione a euro 32 million prize for having reduced to 125 minutes the average yearly power supply disruption per customer (down 25% on 2000).

Similarly, on December 15, 2003, the Authority awarded Enel Distribuzione a euro 115 million prize for having reduced to 103 minutes the average yearly power supply disruption per customer in 2002, representing an 18% improvement on 2001.

Litigation with the Authority for years 1998 and 1999 remains pending. The Lombardy Regional Administrative Court (TAR) granted the appeal filed by Enel Distribuzione, declaring extinguished the obligation arising from the euro 46.5 million fine imposed by the Authority following the payment of the reduced amount of euro 52,000 made by the company. The Authority appealed against such ruling to the State Council.

With regards to the free market, the Authority, in consideration of the lowering from 9 million kWh to 0.1 million kWh, subsequent to April 28, 2003, of the annual consumption threshold per customer that allows to access the free market, set a simplified procedure for the recognition and the verification of eligibility.

With Resolution no. 27/03, the Authority introduced new reconciliation procedures for the electricity exchanged among market operators on a quarterly basis and the obligatory joint management of the transport contract for customers who have already entrusted an operator for the management of balancing and exchange contracts. Starting with May 2003, Enel Energia has therefore invoiced all its customers the balancing, reserve and transport services.

Tariffs for years 2004-2007

The Authority for Electricity and Gas set tariffs and service quality standards for years 2004-2007.
The “Integrated Text regarding regulations issued by the Authority for Electricity and Gas for the supply of transport, distribution, metering and sale of electricity service for years 2004-2007” set the remuneration of the following public utility services:
•	transport of electricity;
•	distribution of electricity;
•
purchase and sale of electricity for the regulated market, with reference to the sale of electricity to distributors by the Single Buyer and the sale of electricity to non-eligible customers by distributors;

•	metering of electricity, with reference to the installation, maintenance and reading of meters, in addition to the recording of readings.

According to the Authority’s estimates, tariffs for the mentioned services will decline by 4.6% in 2004 and by 13% in real terms for years 2004-2007. The expected reduction for 2004 was determined through a mechanism that distributes the highest productivity improvements achieved by companies with regards to the objective set for the first regulatory period (4%) among companies and consumers. Tariff reductions in the following years will be determined by applying the price-cap mechanism, net of inflation, to the tariff components covering operating costs (personnel and external services) and depreciation. The expected reduction for these components for the distribution sector is equal to 3.5%.

Unlike the method used for years 2000-2003, based on the value of networks and of depreciation charges contained in the statutory accounts of the companies, the value of infrastructure recognized in the tariff and that of the related depreciation, was determined based on the historical cost of the same, revalued annually and considering the extension of their useful life, in line with international standards.
Tariff regulations attribute to Enel’s distribution networks a total estimated value of about euro 20 billion.

The return on capital recognized in the tariff is set at 6.8% for distribution networks, and at 8.4% for the metering service and the supply of the electricity, purchase and sale service for the regulated market.

The update of tariff components that remunerate capital employed for years subsequent to 2004 does not provide for the application of the price-cap. The new Integrated Text provides also for:
•
the possibility for the distributor to define autonomously the price for the supply of electricity to end users, both in the free and regulated market, other than households, in compliance with constraints set by the Authority for Electricity and Gas, in line with norms applicable to the first regulatory period;

•	the application of tariffs set by the Authority for the transmission, metering, purchase and sale of electricity for the regulated market;
•
the application of tariffs set by the Authority for household customers, divided into a tariff (D2) for the supply of electricity to resident customers, with power supplies up to 3 kW, and a tariff (D3) for all other household customers;

•	the possibility for distributors to offer further tariff plans over those set by the Authority, subject to the approval by the same.

The Integrated Text regulates also the sale to distributors of electricity for the regulated market, procured by the Single Buyer.

The set of regulations that will become effective at the time the Pool Market becomes operational, provides for the sale price of electricity to non-eligible customers to be set for each month at the average of unit costs incurred by the Single Buyer to acquire electricity in the Pool Market or through bilateral contracts, in addition to the cost of risk hedging transactions.
The price of electricity for non-eligible customers is instead set by the Authority on a quarterly basis. Possible differences (borne by distributors) between revenues from the sale of electricity to end users in the regulated market and costs incurred for the purchase of the same electricity will be compensated.
The Integrated Text provides moreover distribution cost balancing mechanisms that take into account factors specific to each distribution company. Such mechanisms are partly based on cost parameters and partly on specific assessments that will be carried out by the Authority for each distributor.
Connection fees and fixed fees were reduced in 2004 by 3.7% and will subsequently be subject to an annual reduction in real terms of 3.5% (price-cap).

Customer care in the regulated market

In the past years, Enel Distribuzione carried out a radical restructuring of its sales network, shifting from a model based on the physical assess of customers to the company’s commercial outlets, to one based on a Contact Center representing the preferential vehicle for communication. Both business and private customers have access to 2,300 operators distributed in 25 locations that may be contacted in a number of ways that include telephone, fax, mail and the Internet. A service christened Enel call-back was launched in August 2003, allowing customers to reserve a phone call from Enel in case of difficulties encountered in concluding contractual transactions on the Enel web site.

To improve customer access to its services, in 2003 Enel Distribuzione concluded an agreement with the Italian Post Office that allows customers to carry out commercial transactions with Enel at selected Post Office locations.
An Account Manager position was created to satisfy requests from business customers who require a professional contact for their specific needs.
With regards to the collection of bill payments, a new service was launched in September, allowing customers to pay their bills using their cash card at any ATM, in addition to standard channels (direct bank debit, Post Office, credit card and online payment).
In November 2003, Enel launched Enel Club. This free promotion allows customers to take advantage of discounts on selected products from our partners. The club is dedicated to domestic customers that pay their bills through direct bank debit. Participating customers are issued a card that entitles them to discounts on household goods, products for the family and leisure.

Positioning on the free market

Enel Energia provides customized energy solutions and integrates the supply of electricity with risk management products and optimization services, catering to customer needs through strong service and top quality products. In 2003, Enel Energia reduced selectively its electricity sales activity, focusing on large businesses (with an annual consumption between 1 and 100 million kWh), and starting the selective penetration of the medium business (with an annual consumption between 0.1 and 1 million kWh) segment. Enel Energia’s market share in this segment in 2003 is estimated to be around 10%. In the second half of the year, the commercial policy towards the medium business segment was both flexible and innovative, allowing the company to develop know-how in this newly liberalized market. Enel Energia focused on higher margin customers to which it offered innovative, value-added services through selective marketing campaigns (both by product and geographical area).

Capital expenditure and networks
Capital expenditure on electricity distribution networks

In millions of euro

	2003	2002	2003-2002

High voltage	192	207	(15)	-7.2%
Medium voltage	461	676	(215)	-31.8%
Low voltage	791	797	(6)	-0.8%

Total	1,444	1,680	(236)	-14.0%

Capital expenditure declines by euro 236 million due to the slowdown of work aimed at improving the quality of service as a result of the good level reached in the year, in addition to the improved management of materials employed for the construction of plant and equipment.

With regards to the digital meter rollout, in 2003 about 7.6 million digital meters were installed, resulting in an expenditure of euro 451 million, in addition to euro 61 million transmitters. At December 31, 2003, total new meters installed were 13.4 million, of which 9.9 million already connected to the company’s remote terminals (and 5.2 million already providing readings).
In February 2003, Enel Distribuzione reached an agreement with consumer associations regarding the overcoming of problems arising following the first campaign for the replacement of traditional meters with electronic ones. Such problems were caused by the interruption of the supply of electricity to some customers in case of capacity demand in excess of the limits set. The agreement provides for the increase in the tolerance period in which the usage of electricity above the set supply limit is allowed, with the introduction of separate tariffs for daytime consumption and consumption in the evening and on holidays, charged at a cheaper rate, following the introduction of special tariffs for lower income customers by the Authority.

Electricity distribution networks

	km	no.	km	no.	km	no.

	at Dec. 31, 2003		at Dec. 31, 2002		2003-2002

High-voltage lines	19,336	–	20,316	–	(980)	–
Primary cabins	–	1,996	–	1,976	–	20
Medium-voltage lines	334,546	–	332,055	–	2,491	–
Secondary cabins	–	409,362	–	405,775	–	3,587
Low -voltage lines	728,486	–	710,639	–	17,847	–

Networks were affected by the disposal of local distribution networks in the year. The reduction in high-voltage lines is due primarily to the sale of about 900 kilometers of lines to Terna on September 1, 2003.

Operating performance

Revenues for the year reported by companies in the Networks, Infrastructure and Sales divisions operating in the electricity sector amount to euro 18,673 million, declining by euro 844 million (down 4.3%) on 2002 due mainly to the following factors:
•
lower revenues registered by Enel Energia, down euro 1,485 million (of which euro 122 million relating to trading on international markets) resulting from the mentioned transfer of businesses to the Generation and Energy Management Division, the repositioning of the Group on the free market in 2003, in addition to lower electricity purchases both imported and from generation plants falling under the incentives of CIP Regulation 6/92;

•	a euro 452 million increase in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity (of which euro 202 million of electricity supplied to resellers);
•
higher connection fees, up euro 37 million, and awarding by the Authority of euro 147 million in prizes for the improvement in service quality (the amount recorded in 2002 for the same was equal to euro 4 million).

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh
	Transported	Sold on				Transported	Sold on
	for the free	regulated		In millions		for the free	regulated		In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

	2003					2002

High-voltage	45,100	4,865	49,965	549	1.10	45,146	6,096	51,242	576	1.12
Medium-voltage	55,532	31,263	86,795	3,312	3.82	46,568	39,299	85,867	3,672	4.28
Low -voltage	2,341	105,325	107,666	11,980	11.13	802	105,524	106,326	11,343	10.67

Total	102,973	141,453	244,426	15,841	6.48	92,516	150,919	243,435	15,591	6.40

Total revenues from the sale on the regulated market and transport of electricity, excluding supplies to resellers, amount in 2003 to euro 15,841 million, up euro 250 million on 2002. Sales on the regulated market decline by 9,466 million kWh (down 6.3%), while the volume of electricity transported on behalf of the free market increases by 10,457 million kWh (up 11.3%). Total electricity distributed increases slightly (up 0.4%) on the previous year.

Average unit revenues per kWh distributed increase from €¢ 6.40 to €¢ 6.48 due to the following factors, analyzed by voltage segment:
•
revenues from the sale of high-voltage electricity decline by euro 27 million (down 4.7%), with a 2.5% increase in electricity distributed. The 1.8% reduction in the average price reflects primarily the higher relative weight of electricity transported for the free market with respect to electricity sold on the regulated market. The former involves the invoicing of the sole tariff component remunerating the network and sale services, while for the latter revenues are represented by the full price, covering also the cost of acquisition of electricity sold. The impact of the different mix was partly offset by the increase in the sale price of electricity resulting from the growth in the tariff component aimed at covering fuel costs and the introduction of a tariff aimed at covering costs resulting from the introduction of green certificates;

•
revenues from the sale of medium-voltage electricity amounted to euro 3,312 million, representing a decline of euro 360 million (down 9.8%) on 2002. The decrease reflects the net effect of the higher amount of electricity distributed (up 928 million kWh, or 1.1%), and the lower average price (down €¢ 0.46 per kWh, or 10.7%). The latter is due to the different mix between non-eligible customers (whose consumption declined by 8,036 million kWh, down 20.4%) and eligible ones (with sales increasing by 8,964 million kWh, up 19.2%). The effect was partly offset by the increase in the tariff component covering the cost of fuel and the application, starting in 2003, of a component covering costs resulting from the green certificates system;
•
revenues from the sale of low-voltage electricity amounted to euro 11,980 million, increasing by euro 637 million (up 5.6%) on 2002. The increase is due to the growth in energy transported (up 1,539 million kWh, or 191.9%) and the increase in the average unit revenue (up €¢0.46 per kWh, or 4.3%) reflecting the mentioned tariff component changes. The increase in the electricity volumes is due to the growth in consumption that more than offset the effect of the disposal of major local electricity networks at the end of 2002.

Electricity supplied to resellers (sales and transport) grew by euro 202 million, from euro 755 million (13,031 million kWh) in 2002, to euro 957 million (15,396 million kWh) in the current year due primarily to higher sales to local utility companies and in particular those that acquired distribution networks from Enel Distribuzione.

With regards to the free market, Enel Energia’s sales to eligible end users and other operators (including infragroup adjustments with Enel Trade) decline by euro 1,352 million, as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	2003		2002		2003-2002

Sales to eligible end users	503	5,945	1,899	30,352	(1,396)	(24,407)
Sales to other operators	7	182	–	–	7	182

	510	6,127	1,899	30,352	(1,389)	(24,225)
Infragroup adjustments	37	–	–	–	37	–

Total	547	6,127	1,899	30,352	(1,352)	(24,225)

Considering also sales made by Enel Trade to end-users, amounting to 4,609 million kWh, the Group’s domestic free market sales in 2003 amount to 10,736 million kWh, down 64.6% on 2002, due to the above described phenomena.

Gross operating margin for the year amounts to euro 3,354 million, in line with 2002 (up euro 26 million) in which it amounted to euro 3,328 million due mainly to the following factors:
•	a euro 203 million decline in the margin on the sale and transport of electricity earned by Enel Distribuzione mainly due to tariff changes, lower volumes sold as a result of the opening-up of the market and the disposal of local distribution networks, in addition to a less favorable mix of purchases in the last months of the year with respect to the same period in 2002;

•	a euro 54 million decline in adjustments on the sale and transport of electricity in previous years;
•	a euro 32 million decline in margins earned by Enel Energia primarily as a result of lower activity;
•	a euro 37 million increase in fees received for power capacity upgrades and new connections to the network;
•	awarding of the mentioned euro 147 million prizes, as compared with a euro 4 million prize in 2002;
•
operating cost savings achieved by Enel Distribuzione amounting to euro 143 million, of which euro 58 million relating to personnel costs , euro 40 million to services, and euro 45 million to materials.

Operating income for the year grows by euro 119 million (up 5.8%) on 2002, to euro 2,181 million. It increases by euro 93 million more than gross operating margin, due to lower depreciation on the distribution network (by euro 63 million) and lower accruals on legal disputes and risks of various nature. The reduction in depreciation is also due to higher capital expenditure efficiency.

Gas

In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:
•	Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD., owners of the distribution networks and the related concession for their management, issued at the local level;
•	Enel Gas, to which the sale of gas to end users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

To complete the restructuring process, Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD. will be merged into a single company in 2004.
On June 24, 2003, Enel signed an agreement with British Gas pursuant to which it will participate with a 50% share in a project for the construction and subsequent operation of a Natural Liquid Gas regasification terminal located in Brindisi. The terminal will have a production capacity of 8 billion cubic meters of gas a year and will require an investment of euro 430 million. Work started at the beginning of 2004 and the plant will be operational in 2007. Enel and British Gas will share in equal amounts 80% of the terminal’s production capacity, while the remaining 20% will be available for third parties, as provided by current regulations.
In December 2003, Enel reached an agreement for the purchase of the Sicilmetano Group, serving about 37.000 customers in four provinces of Sicily. The operation was concluded in January 2004 and the price paid amounts to euro 41 million. As a result of this acquisition, Enel Gas consolidates its position as second operator in the domestic gas sale sector (with a market share of about 11%), serving about 1,850,000 customers, with annual sales volume of about 4.4 billion cubic meters of gas.

The 2003 financial year was characterized by strong activity in the context of the streamlining of internal processes that follows acquisitions made in 2001 and 2002. Sales offers and services were devised for each customer segment, supported by a strong communications effort. Printed paper and television campaigns are aimed at the establishment of the Enel Gas brand, identifying a leading market operator able to respond through innovative and safe services to the needs of its customers.

Regulatory aspects

The liberalization of the market for gas in Italy, introduced in 2000 through Legislative Decree no. 164, reached an important phase: since January 1, 2003 the end-users market is in fact fully liberalized. All customers are now potentially eligible and therefore free to choose their supplier. There however exist organizational and regulatory shortcomings that prevent the full liberalization of the market.
With reference to thermal year 2003-2004 (October 1, 2003 – September 30, 2004), the Authority approved regasification and gas transport tariffs, both registering a decline on the previous year. The Authority also approved rules for the use and the access to the gas network set by Snam Rete Gas. Operators are allowed to exchange or sell gas and assigned gas transport capacity to each other at a single virtual point on the national gas distribution network. Such point will become the basis on which it will be possible to organize a wholesale market for gas.
The Authority set the economic conditions for the supply of gas to end-users (excluding large gas consumers) at which sellers are required from January 1, 2004 to offer gas side-by-side with their own tariff plans, where existing. Such economic conditions will find an application until the reaching of a different agreement between the customer and the same or any other seller. The aim of the Authority is to offer to customers a benchmark for the various sales offers. The resolution began the process of elimination of cross subsidies present in the previous tariff regime aiming at favoring the extension of the gas service on the whole national territory.
The Authority moreover defined new rules regarding the insurance of gas household customers providing for the signing of a unified national contract by the Italian Gas Committee whose financial coverage is assured by an additional component of the distribution tariff.

Operating performance

Revenues for 2003 generated by the gas sector amount to euro 1,374 million, as compared with euro 1,069 million in 2002 in the context of a smaller scope of activity, due to the consolidation of Camuzzi effective July 1, 2002. In addition to gas sales amounting to euro 1,254 million (relating to 4,445 million cubic meters of gas), these revenues include those of the Camuzzi Group in the field of environmental services, totaling euro 69 million, in addition to other revenues (connection fees, refunds, etc.) amounting to euro 51 million.
Taking into account also the activity of Enel Trade, that in 2003 reported sales to third parties amounting to 2,329 million cubic meters of gas and revenues equal to euro 486 million, total gas sales of the Group amount to 6,774 million cubic meters, generating euro 1,740 million in revenues.

Gross operating margin for the year amounts to euro 272 million, up euro 139 million on 2002. Considering that Enel Trade’s procurement and sale of natural gas activities with third parties generated a gross operating margin of euro 121 million, the total margin generated by the Group amounts in 2003 to euro 393 million.

Operating income reported in 2003 by gas activities pertaining to the Networks, Infrastructures and Sales Divisions, amounts to euro 118 million (as compared with euro 38 million in 2002), after amortization, depreciation and accruals amounting to euro 154 million (as compared with euro 95 million in 2002). Depreciation and amortization, growing as a result of the wider scope of operations, include euro 45 million of goodwill amortization.

Net capital employed

Net capital employed at December 31, 2003 amounts to euro 11,360 million and is in line with net capital employed at December 31, 2002 (euro 11,612 million).

International operations

In 2003, electricity generation, distribution and sale activities outside of Italy were grouped into a division, in charge also of business development activities through partnerships and acquisitions to be sought in the context of strategies outlined by the Parent Company.

The International operations division currently includes the following companies:
•
generation: Viesgo Generaciòn and Enel Uniòn Fenosa Renovables (Spain), Maritza (Bulgaria), Enel North America – formerly CHI Energy – (North America) and Enel Latin America – formerly EGI (Central and South America);

•	distribution and sale: Electra de Viesgo Distribuciòn and Viesgo Energìa (Spain).

International operations

In millions of euro
	2003	2002	2003-2002

Revenues	921	923	(2)	-0.2%
Gross operating margin	277	253	24	9.5%
Operating income before amortization of goodwill	148	141	7	5.0%
Operating income	100	95	5	5.3%
Net capital employed	3,132	2,678	454	17.0%
Employees at year-end (no.)	1,710	1,638	72	4.4%
Capital expenditure	231	93	138

Corporate development

In March, 2003, Enel Produzione acquired, through subsidiary Enel Generation Holding BV, a 60% share in the capital stock of Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD, for euro 75.7 million. The latter began work on the refurbishment, environmental upgrade and subsequent management of a lignite-fired generation plant located in Bulgaria, on the border with Greece (in the Stara Zagora Region). The total financial outlay for the operation is estimated at about euro 300 million, financed through project financing. Enel holds a call option on 40% of Entergy Power Holding Maritza BV’s share capital. Results of Maritza are included in the consolidation of the Enel Group starting April 1, 2003.
In July 2003 subsidiary Enel Generation Holding BV incorporated Enel Esn Management BV, currently held in a 50/50 partnership with Russian company ESN

Energo. Enel Esn Management BV in turn holds the entire capital stock of Russian company Enel ESN Energo. With this operation, Enel created a vehicle, meeting the requirements to participate in the bidding auction held by Russian State Electricity Utility RAO UES for the awarding of the management of the first unit of the North Western CHP power plant, a combined-cycle gas plant which will have four 450 MW units (of which one already in operation, one under construction and two in their preliminary development phase) located near St. Petersburg. Enel Esn Energo won the bidding on February 24, 2004.

In December 2003, Enel Produzione acquired for euro 178 million an 80% share in Uniòn Fenosa Energìas Especiales (UFEE), a company that groups the activities of the Spanish operator in the field of renewable energy. Enel Produzione granted the seller, against the payment of euro 10 million, a call option on 30% of UFEE’s capital stock expiring at the end of 2007. Assets sold include plants and projects for the generation of electricity from renewable resources, prevalently wind and hydro. UFEE has 381 MW of installed capacity currently in operation, 98 MW under construction and 324 MW planned in the next four years (2004-2007) in addition to 874 MW planned in the long-term (2008-2012). Enel Produzione transferred its equity investment, renamed Enel Uniòn Fenosa Renovables SA, under newly created wholly-owned subsidiary ENEL Viesgo Renovables SL.

Results of Enel Uniòn Fenosa Renovables will be consolidated from January 1, 2004, while its Balance Sheet was consolidated from December 31, 2003.

On March 2, 2004, the Board of Directors of the Parent Company authorized the presentation of a binding offer for the acquisition of two Romanian electricity distribution companies, Banat and Dobrogea, serving a total of about 1,400,000 customers, representing 17% of the country’s population.

Plants and capital expenditure

Net efficient generation capacity installed abroad

	Enel	Enel			Enel Uniòn
	North	Latin			Fenosa
MW	America	America	Viesgo	Maritza	Renovables	Total	Total

						at Dec. 31,	at Dec. 31,
						2003	2002	2003-2002

Plants:
Thermal	–	–	1,592	732	–	2,324	1,599	725
Hydroelectric	233	175	669	–	69	1,146	989	157
Wind	67	24	–	–	250	341	91	250
Biomass and Biogas	25	–	–	–	–	25	25	–
Cogeneration	–	–	–	–	62	62	–	62

Total	325	199	2,261	732	381	3,898	2,704	1,194

Capital expenditure on plant and equipment outside of Italy made in 2003 amounts to euro 231 million, of which euro 131 million due to work for the revamping of the Maritza plant, and euro 46 million on distribution networks in Spain.

Operating performance

Revenues for 2003 amount to euro 921 million, of which euro 713 million from activities in Spain (as compared with euro 825 million in 2002), euro 100 million in North and South America (euro 98 million in 2002), and euro 108 million reported by Maritza in the nine months from its acquisition. The decline of euro 112 million in revenues generated in Spain is concentrated in generation activity and is due primarily to temporary unavailability of a number of plants as a result of planned maintenance and other technical reasons.
Electricity generated by international operations in 2003 amounts to 10,721 million kWh (as compared with 9,193 million kWh in 2002), of which 5,886 million kWh relating to the Viesgo Group (7,529 million kWh in 2002), 2,084 million kWh by North and South American companies (1,664 million kWh in 2002), and 2,751 million kWh by Maritza. Electricity sales of distribution companies operating in Spain amount to 3,943 million kWh, up 9.7% on 2002 (3,594 million kWh).

Gross operating margin for 2003 amounts to euro 277 million, increasing by euro 24 million (up 9.5%) on 2002. The contribution of Maritza, equal to euro 49 million, more than offset the euro 27 million reduction registered by Viesgo. The margin generated by North and South American companies (euro 52 million) is in line with 2002 (euro 50 million).

Operating income for 2003 amounts to euro 100 million, increasing by euro 5 million on 2002 (up 5.3%), after depreciation and amortization charges recorded by Maritza (euro 9 million) and higher accruals and write-downs recorded by Enel North America, up euro 9 million.

Net capital employed

Net capital employed grows from euro 2,678 million at the end of 2002, to euro 3,132 million at December 31, 2003, increasing by euro 454 million (up 17%) due primarily to the growth in the scope of operations as a result of the acquisition of Uniòn Fenosa Energìas Especiales and Maritza.

Terna

Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

Terna

In millions of euro

	2003	2002	2003-2002

Revenues	874	828	46	5.6%
Gross operating margin	590	525	65	12.4%
Operating Income	408	271	137	50.6%

Net capital employed	3,580	3,067	513	16.7%
Employees at year-end (no.)	2,821	3,106	(285)	-9.2%
Capital expenditure	183	178	5	2.8%

Changes in the scope of operations

On September 1, 2003 Terna acquired from Enel Distribuzione about 900 kilometers of high voltage lines for euro 36 million. The acquisition was made pursuant to a Decree of the Ministry of Productive Activities dated December 23, 2002 with which the Ministry, upon proposal of the ISO, decreed changes in the perimeter of the National Transmission Network (NTN), including in the same some of the high voltage power lines formerly part of Enel’s distribution networks.

At December 31, 2003, Terna acquired from Enelpower a controlling share in Brazilian companies Transmissora Sudeste Nordeste SA (99.74%) and Novatrans Energia SA (100%) for a total consideration of euro 156.2 million, assuming, at the same time, a loan of euro 289.8 million originally extended by Enelpower to Novatrans Energia SA. The companies acquired own two super-high voltage power transmission lines in Brazil, of which one already in operation and the other under completion.

Results reported above and commented in the section that follows do not consider the activity carried out by the two companies in 2003, included instead in the Engineering and Contracting sector, under Services and Other activities. Net capital employed at December 31, 2003 reflects however their acquisition.

Revision of the useful economic life of power transmission lines

In 2003 the company reviewed depreciation schedules for main categories of fixed assets with the aim of achieving a more adequate representation of their useful economic life. More specifically the survey determined at about 40 years the useful life of power transmission lines, extending it from the term originally used in depreciation schedules up to December 31, 2002, while bringing it into line with terms adopted by major operators internationally. Such change resulted in 2003 in a reduction of euro 104 million in ordinary depreciation.

Stock market listing and merger with the ISO

On October 1, 2003, the Board of Directors of the Parent Company authorized the start of procedures for the flotation of a share of Terna’s capital stock. On October 15, 2003, the Board of Directors of Terna reviewed the plan for the listing and authorized the related activities, whose continuation was resolved on January 28, 2004. On March 2, 2004, the Board of Directors of the Parent Company confirmed the intention for an initial public offering (IPO) of Terna, authorizing the presentation of the Information Memorandum to Consob and of the application for the listing to Stock Market authorities.
The operation is in line with the provisions of Law no. 290 of October 22, 2003, converting Law Decree no. 239 dated August 29, 2003 on electricity system emergency. Following the September 28, 2003 blackout, the Ministry of Productive Activities decided to make use of such decree to speed-up the approval of a number of provisions contained in the Draft Law reforming the sector (Marzano Decree), considered as prioritary.
Among these are norms that provide for the unification under a single ownership and management of the NTN, setting at 20% the maximum share in the capital stock of the resulting company that may be held by any company operating in the field of generation, import, distribution and sale of electricity and natural gas, or by companies subject to public control. Such limit applies from July 1, 2007.
Law no. 290 also decrees that within 60 days of its coming into effect, the criteria, terms and conditions for the unification of ownership and management of the NTN and the management of the resulting entity, including voting right regulations and its subsequent privatization, be set through a Government Decree, upon proposal of the Ministry of the Economy, in agreement with the Ministry of Productive Activities. Such Decree has not yet been issued.

To optimize the leverage of the company in view of its listing, the Shareholders’ Meeting resolved on January 28, 2004 a reduction of the capital stock, pursuant to article 2445 of the Italian Civil Code, from euro 2,036 million to euro 440 million through a reimbursement made to the Parent Company of euro 1,200 million, and the accrual to reserve of the euro 396 million difference. The resolution will have full effect from April 29, 2004 in case it is not contested by any creditor.

Tariffs for years 2004-2007

Through Resolution no. 5/04 dated January 30, 2004, the Authority set tariffs for years 2004-2007. Tariffs were set taking into account principles established through Law no. 290/03, according to which tariffs remunerating transmission and distribution networks for the 2004-2007 regulatory period must keep into account criteria that include the revaluation of infrastructure, a risk-free rate of interest not below the yield of long-term Government Bonds, in addition to an even distribution between customers and electricity companies in the passing-on of efficiency gains achieved in excess of objectives set by the price-cap mechanism, applied to the sole tariff components covering operating costs and depreciation.
The Authority set also:
•	a remuneration of net capital employed in transmission activities of 6.7%, as compared with 5.6% in the previous regulatory period for years 2000-2003;
•	a regulatory value of the entire NTN equal to euro 5.2 billion;
•	an annual price-cap of 2.5% (in real terms) on operating costs, as compared with a 4% price-cap on operating costs and net capital employed for years 2000-2003;
•	a 2% increase over the above 6.7% rate to be applied to increases in net capital employed resulting from development of the network.

Tariff changes are not expected to have a negative impact on Terna’s revenues.

Operating performance

Revenues in 2003 amount to euro 874 million, increasing by euro 46 million (up 5.6%) on 2002 due to higher fees for the use of the NTN (up euro 52 million), offset by a decline in other revenues (down euro 6 million). Maintenance work on Enel Distribuzione’s high voltage lines generated euro 29 million in revenues, in line with the previous year.

Gross operating margin amounts to euro 590 million, growing by euro 65 million (up 12.4%) on 2002, benefiting also from euro 19 million in operating cost savings (down 6.3%).

The euro 102 million decline in ordinary depreciation resulting from the downward revision of the useful economic life of transmission lines, was partly offset by higher accruals to risk provisions (up euro 30 million) that reflect the estimated amount due on adjustments on NTN fees resulting from the assessment of new ownership shares of the network currently underway and on other issues.

The above factors determined an increase in operating income equal to euro 137 million (up 50.6%) on the previous year.

Net capital employed

Net capital employed amounts to euro 3,580 million, up euro 513 million on December 31, 2002, due primarily to assets of newly acquired companies.

Terna’s network

Capital expenditure amounts to euro 183 million, up slightly on euro 178 million in 2002. They relate prevalently to work for the enhancement of transport, transformation and/or interconnection capacity.

Terna’s network in Italy

	no.	km	no.	km

	at Dec. 31, 2003		at Dec. 31, 2002

Stations	295	–	275	–
Transformers	565	–	554	–
Bays	3,864	–	3,678	–
Lines	–	34,824	–	33,884
Three-phase lines	1,906	38,577	1,814	37,583

The main change in 2003 consists in the mentioned change affecting the NTN.

Telecommunications

The WIND Group operates in the fixed and mobile telephone telecommunications and Internet services sector. Mobile and convergent services are offered under the WIND trademark, while fixed telephony services are offered under the INFOSTRADA one. The LIBERO trademark is used for all Internet activities. Infostrada, acquired by the Enel Group at the end of March 2001, was merged into WIND effective January 1, 2002. In 2002, WIND acquired a business unit from BLU (a former provider of mobile telephone services) consisting of the company’s customers.

Telecommunications

In millions of euro

	2003	2002
			2003-2002

Revenues	4,383	3,921	462	11.8%
Gross operating margin	1,010	614	396	64.5%
Operating income before amortization of goodwill	(340)	(466)	126	27.0%
Operating income (1)	(840)	(1,019)	179	17.6%

Net capital employed (1)	13,203	11,976	1,227	10.2%
Employees at year-end (no.)	8,769	8,602	167	1.9%
Capital expenditure	854	1,899	1,045	-55.0%

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and the stake in WIND formerly owned by Deutsche Telekom and France Telecom. Goodwill relating to WIND’s minor subsidiaries is also included.

The WIND Group and the telecommunications market

Mobile telephone service

The domestic market for mobile telecommunications grew in 2003 by about 8%. Voice services are showing signs of maturity, while data and multimedia services are growing and offer promising prospects.
At the end of 2003, domestic mobile telephone services had a customer base of about 57 million SIM cards (as compared with 54 million at the end of 2002), representing an almost full market penetration in Italy. Net of multiple SIM card owners, the actual market penetration is about 75%.
In this context, at the end of 2003, WIND reached a 17.3% market share (up from 16% at the end of 2002) for a total of 9.9 million SIM Cards (including former BLU customers), up from 8.7 million at the end of 2002, registering a growth of about 14%.

In 2003, WIND’s monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), reached euro 22.2, as compared with euro 19.6 in 2002.

Total voice traffic for 2003 was equal to about 9.5 billion minutes, up 22% on 2002. SMSs exchanged in the year amount to about 3.6 billion, up 36.5% on the previous year, while revenues from mobile services amounted to euro 2,177 million, up 23.1% on 2002.
In 2003 WIND focused on retaining and winning back high spender customers, and on the growth of traffic driven by the development of value added and multimedia services, offering promotions for particular periods (Valentine’s Day, summer, Christmas).
A strong contribution to traffic came from the notification of missed calls (My Wind), the automatic redial service (Ring Me) and the reverse charge service (PensaciTu). Strong attention was devoted to the quality and timing of the Mobile Number Portability (MNP) service, allowing customers of other mobile operators to migrate to WIND while maintaining the same telephone number. In the year WIND acquired 675,000 new MNP customers.
In the field of innovative services, WIND concluded with NTT DoCoMo (the largest mobile telephone operator in Japan) an agreement for the exclusive offer in Italy of the i-modeTM service, allowing WIND customers fast and easy access to a wide range of services on a mobile portal (news, weather, sports, financial news, shopping, music, TV, games, etc.) in addition to an online e-mail service (always on). WIND began testing UMTS technology with its employees offering broadband video and Internet access.

Fixed-line telephone service

In 2003, the domestic market for fixed-line telephony recorded stable voice traffic, with signs of a reduction linked primarily to the migration of traffic from fixed to mobile communications. In such context, the incumbent operator consolidated its leadership position in all sectors, thanks also to asymmetries existing in a market that is not yet completely liberalized. A resolution of the Authority for Telecommunications (AGCOM) that came into full effect only in August 2003, provided however the basis for countering effectively the winning back of customers by the incumbent operator, introducing new regulations for the management of deactivations.
At the end of 2003, WIND had a base of 3.1 million active customers. WIND’s voice traffic in 2003 was equal to about 15 billion minutes (corresponding to an 11.3% market share), down 15% on 2002.

In the year, the development of Unbundling of the Local Loop (ULL) services continued. WIND’s “Canone zero” family of offers allow customers to connect directly to the WIND network, terminating their contract with the incumbent operator.

WIND continued to develop its indirect customer base through its Carrier Pre-Selection (CPS) service, both by acquiring new customers and through the migration of its Carrier Selection ones to CPS.
Total revenues from domestic fixed telephone traffic (including Internet services) in 2003 was equal to euro 1,559 million, down 6.3% on 2002.

The WIND Group is present in the fixed-line telephone service sector also in the Greek market through subsidiary Tellas (51% of which is controlled by WIND and 49% by Public Power Corporation SA, Greece’s main electricity operator) that registered a strong success since its launch in February 2003, reaching 500,000 active customers, corresponding to a market share of about 8%, and revenues amounting to about euro 44 million.

Internet and data services

In 2003, the market for dial-up Internet access services completed its consolidation, while the number of customers for broadband services (ADSL, Asymmetric Digital Subscriber Line) grew considerably. In this segment, WIND developed a family of offers denominated “Canone zero tutti", allowing access to the service at a limited additional flat fee. Convergent services were also fostered through the introduction of e-mail notifications for Libero and IOL customers and the possibility to download from the Web logos, telephone alerts, games and MMSs.
At the end of 2003, WIND confirms its leadership as access provider with about 15.2 million registered customers on the Libero portal (as compared with 12.4 million at the end of 2002) and about 3.4 million active customers (customers who used the service at least once in the last month), corresponding to a 50% market share.
WIND’s broadband Internet access at the end of 2003 had about 141,000 active ADSL customers, as compared with about 40,000 at the end of 2002.

Regulatory aspects

The current year can be considered as turning point with regards to regulations for the telecommunication sector. The new code for digital communications that came into effect on September 16, 2003, introducing into Italian Law provisions contained in four of the five European Union Directives that make up the so-called regulatory package (framework, access, authorizations and universal service). The main regulatory development is represented by the adoption of principles and procedures of European antitrust legislation. New regulations no longer distinguish between four markets (fixed, mobile, interconnection and leased lines) in defining obligations, but at least eighteen markets, of which seven retail markets and eleven wholesale ones, still under examination by the Authority for Telecommunications (AT). The new code introduces changes also in the assignment of frequencies, as it establishes the possibility for telecommunications operators to trade rights for the use of radio frequencies (spectrum trading).

In 2003 the regulatory framework was characterized by the issue of a number of regulations. Major resolutions issued by the AT may be summarized as follows:
•
Resolution no. 47/03/ CONS, sets new maximum tariffs applicable to the collection and termination of calls from fixed to mobile phones. Starting from June 1, 2003, Telecom Italia may not withhold more than €¢ 4.85 for the same (as compared with €¢ 5.68 in the past), while TIM and Vodafore Omnitel may not charge for the termination of a call more than €¢ 14.95 (as compared with €¢ 19.59 in the past);

•
Resolution no. 13/02/CIR sets at euro 10 the maximum charge per operator for the number portability between mobile networks (the price that operators pay their competitors from which the customer has migrated);

•	Resolution no. 02/03/CIR, that approves Telecom Italia’s General Offer for 2002, making important adjustments both of a technical and economic nature;
•	Resolution no. 03/03/CIR, introducing a long-term mechanism for the adjustment of tariffs for services included in Telecom Italia’s General Offer, denominated network cap;
•
Resolution no. 11/03/CIR that approves Telecom Italia’s General Offer for 2003, making important adjustments to the proposal made by the operator relating prices and the minimum term for contracts (set at one year) regarding interconnection circuits;

•
Resolution no. 289/03/CONS defines for years 2004-2006 the price control system (price-cap) for Telecom Italia’s voice services, subdividing the components of the offer in three distinct baskets (access, traffic, fixed-mobile) to which different constraints apply;

•	Resolution no. 16/03/CIR that called for a public consultation on the proposed interconnection fee schedule submitted by Telecom Italia for 2004.

We note that Budget Law, dated December 23, 1998, set a contribution, applicable from 1999, in favor of the Ministry of Communications to be paid by holders of licenses and concessions for public telecommunication services on the installation and supply of public telecommunications networks, the supply to the public of voice telephone services and mobile and personal telecommunications services.

The application of such contribution was regulated through a decree of the Ministry of the Treasury, in agreement with the Ministry of Telecommunications, dated March 21, 2000.

The contribution for 2003 – equal to 1.5% of revenues from fixed and mobile telephone services recorded in 2002 – in light of the “Conclusions of the Attorney General of the European Court of Justice” relating to the appeals submitted by Albacom and Infostrada to the President of the Republic, was not paid by WIND.
The European Court of Justice, in fact, ruled that according to Directive no. 97/13/EU it is forbidden to member states to impose any charge in addition to those allowed by the said Directive.

Network rollout

Infrastructure and services offered by the WIND Group are technologically advanced and allow to offer integrated fixed and mobile telephone services, in addition to Internet access unique in Italy and among the first in the world. Network rollout continued in 2003, both in the mobile sector (GSM, GPRS and UMTS) and the fixed one (particularly in the ULL segment).
At December 31, 2003 the group’s network consisted of 50 Mobile Switching Centers (MSC) and 63 Access Switches (AS), representing the core of the network used to provide access, transit and management of traffic. Thanks to the coverage of all 231 telephone districts, reaching 100% of the Italian population, CS and CPS fixed telephony services are available on the whole of the Italian territory. WIND’s network is moreover interconnected with main international operators.
The radio network for the mobile service (GSM and GPRS), at December 31, 2003, consisted of 8,076 Base Transceiver Stations (BTS), providing direct coverage to 98.4% of the Italian population and quality in line with that of other operators.
In the year, the development of the UMTS network continued. Particular emphasis was devoted to the coverage of the Rome and Milan urban areas, and to the Unbundling of the Local Loop (ULL), through 488 stations in operation at Telecom Italia’s switches. WIND has the most extensive fiber optic transmission backbone among new telecoms operators (over 18,000 kilometers), allowing to link all province capitals and a large part of Italian cities.
Finally, the company continued to carry out work for the laying of fiber optic Metropolitan Area Networks (MAN) in order to provide higher capacity and performance of voice, data transmission and Internet services also at the local level, in addition to optimizing interconnection costs (particularly in view of unbundled service).

The wide coverage and quality of WIND’s network allowed to reduce capital expenditure drastically from euro 1,899 million in 2002 to euro 854 million in 2003.

Operating performance

Revenues increase by 11.8%, up from euro 3,921 million in 2002, to euro 4,383 million in the current year (up euro 462 million). The strong growth registered in the mobile telephone segment, up euro 409 million (23.1%) was partly offset by the decline of about euro 104 million in revenues from fixed telephony and Internet services (down 6.3%) in Italy. The residual increase in revenues is due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority (Resolution no. 02/03 CIR), resulting in the recording of a pre-tax non-recurrent income of euro 30 million, in addition to higher revenues and other non-recurrent income amounting to euro 83 million. The start of activity in Greece generated revenues amounting to euro 44 million.

Gross operating margin amounts to euro 1,010 million (23% of revenues), improving by euro 396 million (up 64.5%) on 2002, benefiting from an increase in revenues coupled with a moderate growth in operating costs (up 2%). Interconnection and roaming costs decline as a percentage of revenues from 36.4% to 31.5% as a result of the development of the network and the consequent reduction of services required to other operators. The mentioned AT Resolution no. 02/03 CIR, resulted in the recording of euro 24 million in net non-recurrent income, reflected in full in the gross operating margin increase.

Operating income before the amortization of goodwill improves by euro 126 million, from negative euro 466 million in 2002, to negative euro 340 million in 2003. The improvement is lower than that of the gross operating margin as a net result of higher depreciation and amortization charges, up euro 274 million, and lower accruals, down euro 4 million. Higher depreciation and amortization reflects euro 129 million relating to the first-time amortization expense on the recently acquired UMTS license, and euro 145 million to tangible assets due to the development of the network.

Operating income, net of euro 500 million of goodwill amortization, amounts to a loss of euro 840 million, improving by euro 179 million on the previous year (in which the loss amounted to euro 1,019 million). Lower amortization of goodwill, down euro 53 million, is due to the recording in 2002 of a euro 1,511 million write-down that reduced the unamortized balance. Such component was partly offset by the amortization charge (euro 55 million) of the goodwill on the acquisition of the 26.6% share in WIND from France Telecom, on July 1, 2003.

Net capital employed

Net capital employed grows by euro 1,227 million, from euro 11,976 million at the end of 2002, to euro 13,203 million at December 31, 2003 due primarily to the recording of euro 1,411 million in goodwill on the residual 26.6% share in WIND.

Services and Other activities

The “Services and Other activities” Division provides competitive services to Group companies and offers them on the market. The Division includes the Real Estate and Services, Engineering and Contracting, Information Technologies and Water activities, in addition to Personnel Training and Administration, Factoring and Insurance services. Until December 31, 2002 it included also system research activities, carried out by CESI, currently deconsolidated and accounted for under the equity method due to the loss of control by the Parent Company.

Services and Other activities

In millions of euro

	2003	2002	2003-2002

Real Estate and Services
Revenues	397	491	(94)	-19.1%
Gross operating margin	171	192	(21)	-10.9%
Operating income	66	114	(48)	-42.1%

Engineering and Contracting
Revenues	1.747	1.621	126	7.8%
Gross operating margin	191	(127)	318
Operating income	174	(215)	389

Information Technology
Revenues	462	523	(61)	-11.7%
Gross operating margin	123	192	(69)	-35.9%
Operating income	4	66	(62)	-93.9%

Other activities
Revenues	242	322	(80)	-24.8%
Gross operating margin	25	15	10	66.7%
Operating income	(10)	(14)	4	28.6%

Elisions
Revenues	(70)	(83)	13

Total
Revenues	2,778	2,874	(96)	-3.3%
Gross operating margin	510	272	238	87.5%
Operating income	234	(49)	283

Net capital employed	2,220	2,681	(461)	-17.2%
Employees at year-end (no.)	4,206	5,765	(1,559)	-27.0%
Capital expenditure	312	582	(270)	-46.4%

Real estate and Services

The Real Estate sector includes Enel Real Estate, Newreal and Dalmazia Trieste. As part of the process that led to the disposal of the majority of the Group’s real estate properties, on December 24, 2003, Enel Real Estate contributed to newly incorporated company Newreal the branch consisting of such properties. The book value of the 1,222 properties transferred amounts to euro 1,522 million. Newreal thus became the owner of the majority of real estate commercial properties of the Group, while Dalmazia Trieste continues to own residential buildings to be sold.
On March 18, 2004, the Board of Directors of the Parent Company deemed as in line with Enel’s expectations the improved offer made by the DB Real Estate Management-CDC Ixis consortium for the acquisition of the entire capital stock of Newreal. The consortium holds an exclusive for the signing of the sale contract expiring on April 30, 2004. After it has been underwritten, the contract will be submitted to the Antitrust Authority for approval. The offer relates to a package consisting of 887 properties whose market value amounts to euro 1.4 billion. Prior to the sale, 335 properties that are not part of the transaction, will be transferred by Newreal to Dalmazia Trieste at a value of about euro 380 million, for the purpose of further value creation.
After the sale of the said properties, Enel Real Estate will continue to be active in the facility management sector (building maintenance, cleaning, etc.) both for the Group and third parties. Material logistics activities for the Networks and Infrastructure Division was transferred on January 1, 2003 to Enel Distribuzione through a spin-off.

Revenues reported in 2003 amount to euro 397 million, declining by euro 94 million on 2002 (down 19.1%) due to the impact of the reduced scope of activity.

Gross operating margin amounts to euro 171 million and declines by euro 21 million (down 10.9%) on 2002.

Operating income amounts to euro 66 million, as compared with euro 114 million in 2002 (down euro 48 million, or 42.1%). With respect to the change in the gross operating margin, the operating income reflects an additional euro 27 million decline due to higher accruals and write-downs of various nature (up euro 18 million) and higher depreciation and amortization (up euro 9 million).

Engineering and Contracting

Enel’s Engineering and Contracting sector is managed by Enelpower, operating as a worldwide Developer and EPC General Contractor for the construction of turn-key complex energy systems, both for Enel and outside customers.

Enelpower operates in international markets directly and through the following subsidiaries:
•	Enelpower UK, operating in the United Kingdom and Ireland;
•	Enelpower do Brasil SA, operating in Brazil;
•	Enelpower Development and Contractor Saudi Arabia Ltd, in Saudi Arabia.

In 2003, Enelpower was strongly committed to the conversion of generation plants owned by Enel and generation companies sold by the Group to highly efficient combined-cycle plants. Construction of thermal plants in the Middle East and the United Kingdom is nearing completion.

The construction of two very-high voltage power lines in Brazil, involving a capital expenditure in 2003 of about euro 103 million, continued. The first power line, extending for about 1,100 kilometers, managed on the basis of a 30-year concession by subsidiary TSN, was put into operation, while the first section (762 kilometers) of the second power line, extending for about 1,300 kilometers (managed by Novatrans), was completed.

At the end of 2003, equity investments in the mentioned Brazilian subsidiaries TSN and Novatrans were sold by Enelpower to Terna for euro 156.2 million consideration, in line with the book value of the shares transferred and as assessed by an independent survey. The transaction falls within the streamlining of the Group’s activities.

Results commented below include those of the two companies, that are however not included in the net capital employed at December 31, 2003.

Enelpower’s backlog

In millions of euro	Enel Group	Others	Total

Backlog at January 1, 2003	1,013	1,662	2,675
Reclassification of Interpower	(369)	369	–
Orders won in 2003	178	14	192
Revenues	(385)	(1,153)	(1,538)

Backlog at December 31, 2003	437	892	1,329

In 2003, the Enelpower Group reported revenues (inclusive of changes in work in progress) equal to euro 1,747 million, up euro 126 million on 2002 (up 7.8%), of which euro 52 million relating to fees generated by the two transmission lines in Brazil, that came into service in the year.

The gross operating margin improved from negative euro 127 million in 2002, to positive euro 191 million (up euro 318 million). Gross operating margin in 2002 had been negatively affected by difficulties encountered in the execution of some important contracts in North Africa and the Middle East. In 2003, the turn-around of the Engineering and Contracting sector undertaken by the new management was successfully completed and operating results turned into positive. Gross operating margin benefited also from the euro 25 million net non-recurrent gain resulting from the termination of a contract for the construction of a thermal plant in Libya in addition to the mentioned start of operation of Brazilian transmission lines, resulting in a growth of euro 33 million.

Operating income improves by euro 389 million reaching positive euro 174 million for 2003. In 2002 it was negative by euro 215 million. The further growth (euro 71 million) as compared with gross operating margin is due to lower accruals to risk provisions as a result of the reaching of a settlement in the mentioned critical situations.

Information Technology

In 2003, Enel.it managed and developed the information technology activities of the Enel Group while consolidating its competitive position in the market limited to the utilities sector.
Main projects in which the company was active included:
•	the completion of a SAP system for Enel Distribuzione and Ape, both operational;
•	adaptation of Enel Distribuzione’s SAP system for its application by Enel Trade;
•	start of activities connected with the development of a new electricity and gas billing system;
•	development of products and applications that make up the Energy System of the Generation and Energy Management Division for the support of the various operating phases of energy trading;
•	development of new portals and upgrade of existing ones for Group companies.

As part of the internal reorganization of the Enel Group, on July 1, 2003, the fiber optic backbone network used by WIND was spun-off by Enel.it into newly incorporated subsidiary Enel.Net. The latter company was then contributed by the Parent Company to WIND effective March 1, 2004, thus unifying ownership and use of the network.

Revenues in 2003 amounted to euro 462 million, of which euro 424 million generated within the Group and euro 38 million with third parties. They decline by euro 61 million (down 11.7%) on 2002, due primarily to the reduction in revenues resulting from the spin-off of the fiber optic network (down euro 27 million), to the reduction of revenues generated with third parties (down euro 16 million) and with other Group companies (down euro 18 million). The latter were affected by a reduction in the price of services, offset only in part by the increase in volume for some activities (mailing services and sale of hardware and software).

Gross operating margin declines by euro 69 million (down 35.9%) to euro 123 million, down from euro 192 million in 2002. The reduction is due primarily to the mentioned decline in prices for IT services applied to Group companies and the spin-off of the fiber optics network.

Operating income amounts to euro 4 million, down from euro 66 million in 2002.

Other activities

Enel.Hydro, a subsidiary operating in the water sector, participated in new auctions and continued to pursue projects already underway.

In June 2003, the joint-venture formed by Enel SpA (on behalf of Enel.Hydro, with a 60% share) and Vivendi Water, won (with a 75% share) the contract for the privatization of Sicilacque, a company partly owned by local authorities that will manage the water distribution network formerly managed by Ente Acquedotti Siciliani (EAS), representing the majority of Sicily’s water distribution system. A plan providing for a total investment of euro 580 million over the 40-year life of the concession was submitted for the project.
In February 2003, the 50/50 joint venture formed by Enel.Hydro and Enertad, won the international competition held by Trenitalia (Ferrovie dello Stato Group) for the sale of a 51% share in Hydroitalia (subsequently named En.Hydro), a company owning the largest sewage treatment network in Italy, consisting of 46 treatment plants. Enel.Hydro acquired a 25.5% share for euro 15 million.
As part of Enel’s strategy to focus on its core electricity and gas business, on March 2, 2004, the Board of Directors of the Parent Company resolved Enel’s progressive exit from the water sector. This will be achieved through the sale of Enel Hydro by direct negotiation, after the spin-off of engineering activities and of sewage treatment into a new subsidiary. These activities will be individually enhanced and sold.

Enel.Factor in 2003 continued to provide factoring services both to Group suppliers and to Group companies. Turnover increased to euro 2,253 million, up 2.5% on 2002. The customer base at December 31, 2003 amounts to 380 (as compared with 314 at December 31, 2002). Receivables at the same date amount to euro 487 million.

Factoring operations were funded primarily through the Parent Company. Net income for 2003 amounts to euro 7.8 million, up about 10% on 2002.

Enel.Re continued to operate within the Group reinsuring risk of other Group companies.

Gross premiums amounted in 2003 to euro 39 million, as compared with euro 43 million in the previous year. Net income amounts to euro 8 million (up from euro 3 million in 2002).

Net capital employed

Net capital employed in the “Services and Other activities” Division at the end of 2003 amounted to euro 2,220 million, down euro 461 million (or 17.2%) on December 31, 2002, reflecting primarily the transfer to Terna of very-high voltage transmission lines in Brazil.

Parent Company

As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries.

In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.
Results of operations of the Parent Company for 2003 and the comparison with previous year are still affected by the transformation process from an integrated electricity company to an industrial holding company, now almost complete. The transfer to Enel Trade of fuel supply contracts was in fact concluded in September 2002. Due to contractual obligations, the Parent Company temporarily retains title to long-term electricity import contracts. Imported electricity is sold to Enel Distribuzione at prices set by the Authority.

Parent Company

In millions of euro

	2003	2002	2003-2002

Revenues	1,139	1,973	(834)	-42.3%
Gross operating margin	256	190	66	34.7%
Operating income	223	164	59	36.0%

Employees at year-end (no.)	522	527	(5)	-0.9%

Revenues in 2003 amounted to euro 1,139 million, of which euro 865 million due to sales of imported electricity to Enel Distribuzione. The decline in revenues can be attributed to the mentioned transfer to Enel Trade of fuel supply contracts (euro 577 million), in addition to the reduction in the volume of electricity imported and subsequently sold to Enel Distribuzione, accounting for euro 260 million, partly offset by an increase in the average unit sale price due to the increase in the tariff component covering fuel prices.

Gross operating margin amounts to euro 256 million, growing by euro 66 million (up 34.7%) on 2002 due to a decrease in the cost of services received (primarily on corporate finance operations and advisory costs). The margin on the sale of imported electricity grows by euro 8 million.

Operating income amounts to euro 223 million, up euro 59 million on 2002.

Research and Development

The Enel Group currently conducts “competitive research”, carried out for the immediate benefit of the Enel Group. The activity involves about 200 qualified professionals in the Generation and Energy Management Division, resulting in an expense of about euro 16 million in 2003.

“System Research”, conducted for the common benefit of all domestic electricity operators, regulated by norms for the reorganization of the power sector and remunerated through a specific tariff component, is carried out by associate CESI, in which, at December 31, 2003, Enel held a 40.92% share.

In 2003, “Competitive Research” concentrated on different aspects of electricity generation, studying ways to improve the operating and economic efficiency, and the environmental compatibility of the generation process. More specifically:
•	a research program on the optimization of gas turbines was launched, while studies to improve the operating flexibility of combined-cycle plants were started;
•
the efficacy of measures introduced in 2002 to reduce nitrogen oxide emissions in combustion systems while reducing the amount of not fully combusted material in the ashes, was verified. The zero emissions project, involving the coal-fired Fusina plant and aimed at developing techniques allowing to minimize the emission of pollutants, was launched in the year. In 2003, Enel introduced successfully at the La Spezia plant the industrial-scale application of an innovative technology for the reuse of residues from the processing of marble as an alternative to lime powder in de-sulfurization processes;

•
in the field of “advanced generation techniques”, Enel launched in cooperation with Enea a project named Archimede, aimed at developing a new technology for the exploitation of solar energy through convex mirrors that concentrate heat at high temperatures, developing a prototype at the Priolo Gargallo combined-cycle plant;

•
with regards to hydrogen production techniques, a study for a new system based on the pyrolisis of coal was started. In hydrogen use, Enel continued long-term testing of a fuel-cell at the Livorno test center, while other uses in the automobile and stationary generation field based on the combustion of hydrogen-methane blends were evaluated.

Human Resources and organization

Policies for the development of human resources

Human resource development policies are aimed at supporting change processes and the achievement of strategic and business objectives through the selection, evaluation, remuneration, management, development and training of personnel. These policies are constantly influenced by the evolution and characteristics of the external context (social, market and business) and of the internal situation (organization and individual needs and expectations). The definition of policies takes therefore as a starting point the development of an operating model that takes into account both the need for professional development of personnel and individual expectations.
Initiatives undertaken in 2003 focus on the enhancement of internal resources, the spreading of values on which the corporate culture is based, and the consolidation of professional and managerial competencies. In this context, Enel carries out yearly a management review with the aim of updating a map of its management population and to devise and enhance career progression paths.
In the year, the Company developed and implemented a new system for the evaluation of competencies, allowing to manage on-line evaluation campaigns on a wide range of employee categories.
Strong attention was devoted to the professional development of newly-hired graduates, new officers, and officers with career advancement prospects. A development and training program for these employees was launched, resulting in the involvement of 250 persons in a program aimed at the diagnosis and development of management capabilities, in addition to a general management training program focused on the energy business.
Starting on February 3, 2003, the Enel Distance Learning System (EDLS), an integrated online learning system managed by Sfera, previously available only on the Company’s Intranet, can be accessed by Enel employees also from their home through the Internet.
Born in April 2001, EDLS continued to enrich its offer and currently represents one of the most evolved distance learning environments in Italy, offering 1,400 selected courses, Italian, English and French dictionaries, reviews and in-depth analysis, in addition to theme newsletters.
A training program for new managers that will extend through 2004, was launched in the year.

Hiring

With the aim of strengthening personnel search and selection and to promote a unified interface with universities and schools, a unit for Personnel selection and relationships with universities was created within the Corporate Personnel and Organization Department in April 2003. The new unit is responsible for the outside personnel search and selection process, in line with the guidelines provided by and the needs of individual divisions and Group companies.
Personnel selection within Enel aims at ensuring the compliance of candidates chosen to the requirements of the job profiles at the various entry levels and to create the conditions to enhance Enel’s appeal to the upper segments of the labor market.

Compensation and incentive systems

Group remuneration systems aim at the integration between the evaluation and the compensation system, focusing on the market.
In 2003, a periodical evaluation of managerial positions was carried out for all managers and a high number of officers. The evaluation process keeps into account the new strategic outlook and changes connected with the new organizational model. As in the past, compensation policies in 2003 continue to focus on variable retribution –both in terms of its application and in economic terms – through the further development of the “Management by Objectives” (MBO) and “Commercial and Marketing Incentives” incentive systems.
The MBO system for 2004 is expected to involve about 80% of management and a number of officers. The average percentage weight of variable compensation on total annual compensation of personnel involved amounts in 2003 to about 18% for managers and about 15% for officers. With respect to previous years, variable compensation involved a wider number of employees and higher amounts, reducing the spread with current market practices.

Stock-option Plans

Since the year 2000 the Company has annually implemented stock-option plans meant to provide the Enel Group – in line with the practice of the international business community and the most important Italian listed companies – with a mean of fostering management motivation and loyalty, further strengthening the sense of corporate belonging in its key resources and ensuring their lasting and constant effort to create value.

2000-2001 Plan

This initiative began in December 1999, when an extraordinary meeting of Enel’s shareholders authorized the Board of Directors to increase the share capital one or more times and for a period of five years, pursuant to article 2443 of the Civil Code, by a maximum total amount of 121,261,500,000 lire (and thus by slightly less than 1% of the amount of the share capital) through the issue of a maximum of 121,261,500 ordinary shares with a par value of 1,000 lire each, ranking for dividend pari passu, to be offered for subscription by payment to executives – to be selected by the Board of Directors from those performing functions that are important for attaining the Group’s strategic goals – of Enel itself and/or its subsidiaries pursuant to section 2359 of the Civil Code, with the consequent exclusion of the preemptive rights pursuant to section 2441, last paragraph of the Civil Code and section 134, paragraphs 2 and 3 of legislative decree n. 58 of February 24, 1998.

Implementing the aforesaid shareholders’ resolution, in March 2000 and April 2001 the Board of Directors approved two different tranches of the stock-option plan, together with regulations that govern them uniformly. Among the beneficiaries of both of the aforesaid tranches of the plan was Enel’s Chief Executive Officer in his capacity as General Manager.
The regulations provided for the executives selected by the Board of Directors to be assigned options – personal and not transferable inter vivos – for the subscription of a corresponding number of newly issued ordinary Enel shares. As established by the Board of Directors, the executives were then divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of market valuations.
The regulations also provided that the options assigned – in the event the conditions of exercise materialized – would be exercisable as follows: (i) 20% of them beginning the year following the one in which they were assigned (“one-year options”) and until the fourth year following the one in which they were assigned; (ii) the remaining 80% beginning the third year following the one in which they were assigned (“three-year options”) and until the fourth year following the one in which they were assigned. In any case, the options are exercisable each year only during the fifteen days when the Italian stock market is open following the approval of the financial statements of Enel S.p.A. by the annual general meeting.
With regard to the conditions of exercise – which were suspensive conditions – the regulations provided that all the options assigned would become exercisable if the arithmetic average of the reference prices of Enel shares on Borsa Italiana S.p.A.’s online stock exchange in the last three months of the year of assignment was higher than the target price determined by the Board of Directors on the basis of the consensus of analysts. In the event the target price were not exceeded, all the one-year options and 30% of the three-year options would automatically lapse.

However, the regulations subordinately provided for the possibility of exercising the remaining 70% of the three-year options (and thus 56% of the total number of options assigned) in the event that (i) the percentage change in the price of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange during the year in which the options were assigned was larger – according to the calculation criteria stated in the regulations – than the performance of a specific reference index determined by the Board of Directors as the average of the MIBTEL index (weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%) and (ii) the parameter representing the actual growth of the Group’s value (EVA) during the year in which the options were assigned was larger than the one set by the Board of Directors.

In accordance with the regulations, the strike price of the shares was to be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, because the plan does not provide for any concessionary conditions in this respect.

Development of the Plan during the year 2000

On the basis of the aforesaid regulations, the tranche of the stock-option plan regarding the year 2000 entailed the assignment of a total of 19,690,000 options to 144 Group executives at a strike price of 4.3 euros. With regard to this tranche, however, the review carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been achieved, and thus all the one-year options (amounting to 3,938,000 options) and 30% of the three-year ones (amounting to 4,725,600 options) lapsed, while (ii) the subordinate objectives – regarding both the performance of Enel’s shares with respect to the reference index and surpassing the EVA during the year in which the options were assigned – had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2000 tranche only 11,026,400 three-year options became exercisable. This number was halved, however – and thus became 5,513,200 – as a result of the reverse split of Enel’s shares approved by an extraordinary shareholders’ meeting in May 2001, effective as from July 9, 2001, when the share capital was converted into euros. This reverse split also entailed the doubling of the strike price of such options from 4.3 euros to 8.6 euros.

Development of the Plan during the year 2001

With regard to the 2001 tranche of the stock-option plan, on the other hand, the latter entailed the assignment of 68,548,100 options to 381 Group executives at a strike price of 3.636 euros. However, also with regard to this tranche the review carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been achieved, and thus all the one-year options (amounting to 13,709,620 options) and 30% of the three-year ones (amounting to 16,451,544 options) lapsed, while (ii) the subordinate objectives – regarding both the performance of Enel’s shares and surpassing the EVA during the year in which the options were assigned – had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2001 tranche only 38,386,936 three-year options became exercisable. This number was halved, however – and thus became 19,193,468 – as a result of the aforesaid reverse split of Enel’s shares approved by the extraordinary shareholders’ meeting in May 2001, effective as from July 9, 2001. This reverse split also entailed the doubling of the strike price of such options from 3.636 euros to 7.272 euros.

Summary of the development of the Plan during the years 2000 and 2001

All in all, on the basis of the foregoing, the development of the stock-option plan through the two tranches regarding the years 2000 and 2001 determined – taking into account the aforesaid reverse split of Enel’s shares – the following results:

	options	options (three-year)
	originally assigned	exercisable

2000 tranche	9,845,000	5,513,200
2001 tranche	34,274,050	19,193,468

Increase of the share capital to serve the 2000-2001 Plan

In consequence of the foregoing, in April 2001 the Board of Directors, partially exercising the powers granted it by the extraordinary shareholders’ meeting held in December 1999, approved two limited divisible increases of the share capital (totaling less than 0.7% of the capital) to serve the options assigned with the tranches of the stock-option plan regarding the years 2000 and 2001. Specifically – and taking into account the effects deriving from the aforesaid reverse split of Enel’s shares – at that time the Board of Directors approved:
•
an increase by payment of the share capital by a maximum amount of 5,513,200 euros, to be subscribed by December 31, 2004, in the service of the options assigned with the tranche for the year 2000 that meanwhile have become exercisable, at a strike price of 8.6 euros;

•
an increase by payment of the share capital by a maximum amount of 34,274,050 euros, to be subscribed by December 31, 2005, in the service of all the options assigned with the tranche for 2001, at a strike price of 7.272 euros. For this second tranche, however, following the review carried out to ascertain the extent to which the objectives set by the Board of Directors were attained, the capital increase may be subscribed up to a maximum of 19,193,468 euros.

Taking into account the figures presented above, the capital increases approved by the Board of Directors to serve the options assigned with the 2000 and 2001 tranches of the plan may not exceed the total amount of 24,706,668 euros (and thus 0.4% of the share capital). It should also be noted that these capital increases have not yet been subscribed at all and, consequently, as of now no diluting effect on the share capital has been produced.

WIND stock-option Plan

It should be noted that within the Group a similar initiative has been undertaken by the subsidiary WIND Telecomunicazioni S.p.A.. In November 2001 a meeting of the latter’s shareholders empowered its Board of Directors to increase the share capital by a maximum amount of 6,000,000 euros to serve a stock-option plan submitted by the Board to the same shareholders’ meeting and reserved for executives of WIND itself and/or its subsidiaries.
This stock-option plan was based on a model similar to Enel’s described above, but was characterized by the setting of objectives that were essentially linked to the timing of WIND’s istingl and the attainment of parameters of management performance. However, because of the failure to achieve the objective linked to the timing of WIND’s listing – the deadline for which was set by this plan at September 30, 2003 – all the options assigned under it have lapsed.

2002 Plan

In May 2001, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the aforesaid empowerment by the shareholders in December 1999 to implement additional tranches of the stock-option plan discussed above), an extraordinary meeting of Enel’s shareholders initiated a new stock-option plan, resolving:
•
to revoke, with regard to the part not yet exercised by the Board of Directors, the power to increase the share capital granted in December 1999, while confirming all the acts carried out in the exercise of the aforesaid power;

•	to again grant the Board of Directors the power to increase the share capital, by a maximum of 60,630,750 euros (and thus by an amount that is slightly less than 1%

of the capital), endowed with the same characteristics as the power granted in December 1999 and potentially addressed for all the executives of Enel and/or its subsidiaries pursuant to article 2359 of the Civil Code.

Carrying out the latter mandate of the shareholders, in March 2002 the Board of Directors approved the stock-option plan for the year 2002 (supplemented in September of the same year), together with the regulations for implementing it. This plan is characterized by a significantly different logic with respect to the 2000-2001 Plan and corresponds more to the changed situation of the financial markets.

As in the preceding plan, the regulations provided for the executives selected by the Board of Directors to be assigned options for the subscription of a corresponding number of newly issued ordinary Enel shares. As previously, as established by the Board of Directors, the executives were divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of its market valuation. Among the beneficiaries of the 2002 stock-option plan, in their capacity as General Manager, were also those who held, at different times, the position of Enel’s Chief Executive Officer during that year.
The regulations also provided that – once the conditions of exercise have materialized – 30% of the options assigned may be exercised as from the first year following the one in which they were assigned, an additional 30% as from the second year subsequent to the one in which they were assigned, and the remaining 40% as from the third year following the one in which they were assigned, it being understood that the deadline for exercising all the options is the fifth year following the one in which they were assigned.
In any case, the options are actually exercisable each year exclusively during three time “windows” lasting fifteen days with the Italian stock market open each as from: (i) the Board of Directors’ examination of the preliminary consolidated data, (ii) the annual general meeting’s approval of the financial statements of Enel S.p.A., and (iii) the Board of Directors’ approval of the third-quarter report.
With regard to the conditions of exercise – which are suspensive conditions – the regulations provided that all the options assigned become exercisable in the event that (i) Group EBITDA for the year in which the options were assigned as estimated in the budget approved by the Board of Directors are exceeded and (ii) the percentage change in the price of Enel shares recorded on Borsa Italiana’s on-line stock exchange during the year in which the options were assigned was larger – according to the calculation criteria stated in the regulations – than the performance of a specific reference index, determined by the regulations as the average of the MIBTEL index

(weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%). In the event such objectives are not jointly achieved, all the options automatically lapse, there being no provision for a mechanism allowing them to be recovered.

As in the 2000-2001 Plan, the regulations provided that the strike price of the shares is to be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares recorded on Borsa Italiana’s on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, because the plan does not provide for any concessionary conditions in this respect.

Development of the 2002 Plan

On the basis of the aforesaid regulations, the 2002 stock-option plan determined the assignment of a total of 41,748,500 options to 383 Group executives at a strike price of 6.426 euros (and, only for the options assigned in September 2002, 6.480 euros). With regard to this plan, the review carried out by the Board of Directors to verify the materialization of the conditions of exercise ascertained that during the year in which the options were assigned both objectives – surpassing Group EBITDA and the performance of Enel’s shares with respect to the reference index – were achieved, which determined that the conditions for exercising all the options assigned had materialized.

Increase of the share capital to serve the 2002 Plan

In consequence of the foregoing, in April 2003 the Board of Directors, partially exercising the powers granted it by the shareholders’ meeting held in May 2001, approved a limited divisible increase of the share capital (entailing a maximum potential share capital dilution of less than 0.7%) to serve the options assigned under the 2002 Plan.
Specifically, on this occasion the Board of Directors resolved to increase by payment the share capital by a maximum of 41,748,500 euros, to be subscribed by December 31, 2007, in the service of all the options assigned under the 2002 Plan (which had become exercisable), at a strike price amounting to (i) 6.426 euros for the 39,245,000 options assigned in March 2002 and (ii) 6.480 euros for the 2,503,500 options assigned in September 2002.
It should be noted that this capital increase has not yet been subscribed at all and, consequently, as of now, no diluting effect on the share capital has been produced.

2003 Plan

In May 2003, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the preceding empowerment granted by the shareholders in May 2001 to further implement the last stock-option plan to be examined), an extraordinary meeting of Enel’s shareholders initiated a new stock-option plan, resolving:
•
to revoke, with regard to the part not yet exercised by the Board of Directors, the power to increase the share capital granted in May 2001, while confirming all the acts carried out in the exercise of the aforesaid power;

•
to grant the Board of Directors a new power to increase the share capital, by a maximum of 47,624,005 euros (and thus by approximately 0.8% of the share capital), endowed with the same characteristics as the preceding powers granted in December 1999 and May 2001 and to be used to serve the stock-option plan regarding the year 2003, as already approved by the Board of Directors in April 2003.

The 2003 Plan – which includes among its beneficiaries Enel’s Chief Executive officer in his capacity as General Manager – is informed by the same logic as the 2002 Plan, following the provisions of the implementing regulations with regard to the various characteristics previously described (concerning, specifically, the criteria for assigning the options to the executives who are the beneficiaries of the plan, the maturity period of the options and their being exercisable with pre-established temporal “windows”, the conditions for exercising the options, the procedures for determining the strike price of the shares and the absence of concessionary conditions for the related payment by the executives participating in the plan).

The stock-option plan regarding the year 2003 determined the assignment of a total of 47,624,005 options (entailing a potential maximum dilution amounting to about 0.8% of the share capital) to 549 Group executives, characterized by a strike price amounting to 5.240 euros. With regard to this plan, the review carried out by the Board of Directors to verify the materialization of the exercise conditions ascertained that both objectives – surpassing Group EBITDA during the year in which the options were assigned and the performance of Enel’s shares with respect to the reference index described in the regulations that implement the plan – were achieved. It should be noted in this regard that the period for establishing the performance of both Enel’s shares and the reference index – which, according to the regulations, was to expire on December 31, 2003 – was extended by the Board of Directors until March 26, 2004. This was done in order to wait for normal conditions to return and thus allow a more objective evaluation regarding the attainment of this goal after a transaction such as the placement of Enel shares with institutional investors carried out by the Ministry of the Economy in October 2003, which in itself was extraneous to the management of Enel, but because of its extraordinary and notable size had a considerable influence on the performance of the shares. Therefore the conditions for exercising all the options assigned under the 2003 Plan have materialized.

Industrial relations

Enel contributed with other operators in the electricity sector to the drafting of an agreement for the renewal of the labor contract for employees of the electricity sector limited to economic conditions for the period July 1, 2003 – June 30, 2005. The agreement, underwritten on July 31, 2003, provides for an average monthly wage increase of euro 110, divided into three installments.
On December 2, 2003, agreements concerning regulations for the functioning of the Industrial Relations Observation Board and the National Training Commission were also concluded.
At the company level, Enel concluded with Trade Unions important agreements regarding planning and other issues.
Among these is a Memorandum of Understanding (MOU) that represents the outcome of a number of meetings between the Company’s top management and Trade Union representatives. According to the MOU, underwritten on July 8, 2003, Enel agrees to the hiring of 1,500 persons over a period of 18 months. The hiring program constitutes a strong signal towards a reversal of the past trend, as a general decline in employment was recorded at Enel in the past years.
The Company has moreover confirmed its commitment to maintain the insourcing of main activities. With regards to the Networks and Sales Divisions, Enel made itself available to meet with Trade Unions to devise measures necessary to face critical local situations, while for the Generation Division it agreed to discuss with unions the new organizational structure.
To implement such agreement, on December 1, an agreement contained in a Unified Text that replaces agreements reached over time, defines and streamlines Enel’s Industrial Relations system, providing for a regulation of employment levels, and sets the issues and operating procedures for Trade Union relationship management, focusing on relations on the field and aiming at bringing regulations up to date with developments in the sector.
The Company set the bonus for electricity sector employees for the year 2002. A bridge agreement was also underwritten on December 10, covering the bonus for financial year 2003 (to be paid out in 2004), while a more modern and efficient incentive system is being developed. The parties will be involved in such negotiations in 2004, in the context of second level meetings.

Headcount

Balance at Dec. 31, 2002		71,204

Changes in the scope of consolidation:
- Hiring of personnel formerly employed with “BLU”	348
- Deconsolidation of CESI	(1,004)
- Disposal of Interpower	(880)
- Disposal of local distribution networks	(69)
- Acquisition of Maritza	6
- Acquisition of Uniòn Fenosa	24

		(1,575)
Hirings	1,379
Terminations of employment	(6,238)

		(4,859)

Balance at Dec. 31, 2003		64,770

The Group’s headcount in 2003 declines by 6,434 employees due to the negative balance between terminations and hirings (representing a loss of 4,859 employees), and the decline of 1,575 employees due to changes in the scope of consolidation. The disposal of Interpower determined a loss of 880 employees, while an additional 1,004 employees represent the headcount of CESI, deconsolidated from January 1, 2003. Terminations were primarily the result of early retirement incentives.

Headcount by Division

	Employees	%	Employees	%

	at Dec. 31, 2003		at Dec. 31, 2002

Parent Company	522	0.8%	527	0.7%
Generation and Energy Management	10,318	15.9%	12,077	17.0%
Networks , Infrastructure and Sales	36,424	56.2%	39,489	55.5%
International Operations	1,710	2.6%	1,638	2.3%
Terna	2,821	4.4%	3,106	4.4%
WIND	8,769	13.6%	8,602	12.1%
Services and Other activities	4,206	6.5%	5,765	8.0%

Total	64,770	100.0%	71,204	100.0%

Main changes in headcount affecting individual divisions were:
•
all sectors registered a negative balance between terminations and hirings, particularly strong in the Sales, Infrastructure and Networks Divisions (with a loss of 2,996 employees), and the Generation and Energy Management Division (a loss of 879 employees);

•
changes in the scope of consolidation in the year affected also the Services and Other activities area (CESI, a loss of 1,004 employees), the Generation and Energy Management Division (Interpower, a loss of 880 employees), and Telecommunications (BLU, a gain of 348 employees).

Organization

The reorganization of the Group and its Divisions launched in 2002 was completed in the year. In 2003, Enel decided to improve the efficiency of purchase processes through their concentration under its Corporate Division with the aim of achieving synergies and economies of scale between the Group’s Divisions and companies. The procurement of goods with prospects for an optimization has therefore been centralized.
The International Operations Division was created with the aim of providing a solid structure for the development of businesses abroad, in view of developing managerial and operating synergies.
The integration and consolidation of the Gas Area continued through the reorganization of companies that operate in the sector. Such process will continue in 2004.
With regards to WIND, following the agreement reached with France Telecom in March, leading to the purchase by Enel of the former’s share in WIND, the Group launched a program for the integration of WIND’s activities with those of the rest of the Group and the achievement of synergies. The process involved the strengthening of the control and coordination role of the Corporate Division.

Corporate governance

Section I: governance structure

Foreword

The Company’s and Group’s corporate governance system continues to be in line with the principles contained in the Self-discipline Code of listed companies, with the recommendations expressed by the CONSOB on this issue, and, in general, with international best practice.
This corporate governance system’s aim is essentially the creation of shareholder value, taking into account the social importance of the Group’s activities and the consequent need to adequately consider all interests involved in the carrying out of these activities.

Ownership structure

The capital stock of the Company is made up exclusively of ordinary shares fully paid up and entitled to full voting rights, both in Ordinary and Extraordinary Shareholders’ Meetings.
According to the entries in the stock register and the information available, no shareholder – with the exception of the Italian Ministry of the Economy, which owns 50.63% of the share capital, and the Cassa Depositi e Prestiti (a joint-stock company controlled by the aforesaid Ministry), which owns 10.35% of the share capital – owns more than 2% of the Company’s shares, nor, to the Company’s knowledge, do any agreements regarding Enel shares exist among its shareholders.

Organizational structure

In compliance with current regulations applicable in Italy to companies with listed shares, the organizational structure of Enel includes:
•	a Board of Directors entrusted with the management of the Company;
•
a Board of Statutory Auditors responsible for (i) ensuring compliance with the law and the Company’s bylaws, in addition to the application of correct management principles in the carrying out of business, and (ii) checking the adequacy of the Company’s organizational structure, internal audit system and administration;

•
Shareholders’ Meetings, called to resolve – either in an Ordinary or an Extraordinary session – among other things on (i) the appointment and removal of members of the Board of Directors and of the Board of Statutory Auditors, as well as their compensation and responsibilities, (ii) the approval of the financial statements and the allocation of net income, (iii) the acquisition and sale of own shares, (iv) amendments to the Company’s by-laws, and (v) the issue of convertible bonds.

The external audit of the Company’s accounts is entrusted to a specialized firm registered with the CONSOB and expressly appointed, after the approval of the Board of Statutory Audotors, by a Shareholders’ Meeting.

Enel’s external auditor is entrusted with the same task at the other Group companies, except for Wind Telecomunicazioni S.p.A. and its subsidiaries (as well as two other, small companies), which use a different external auditor.
According to the provisions of the Group’s code of ethics, the external audit of the Company’s financial statements and of the consolidated financial statements is incompatible with the performance of consulting activities for any Group company and such incompatibility extends to the external auditor’s entire network.

Section II: implementation of the provisions of the Self-discipline Code of listed companies and additional information

Board of Directors

Role and powers
The Company’s Board of Directors plays a central role within the Company’s organization and is entrusted with the powers and the responsibility regarding strategic and organizational policies, as well as with verifying the existence of the controls necessary for monitoring the performance of the Company and the Group. In such context, the Board of Directors, on the basis of the provisions of the law and specific resolutions of its own:
•
delegates and revokes the powers of the Chief Executive Officer, defining their content, limits and the procedures, if any, for exercising them. On the basis of the delegations in force, the Chief Executive Officer is vested with the broadest powers for the management of the Company, with the exception of those attributed otherwise by the law or the Company’s bylaws or reserved to the Board of Directors according to the resolutions of the latter and described below;

•
receives, together with the Board of Statutory Auditors, constant and exhaustive information from the Chief Executive Officer regarding the activities carried out in the exercise of his powers, which is summarized in a special quarterly report. In particular, with regard to all the most significant transactions (including atypical or unusual transactions or transactions with related parties whose approval is not reserved to the Board of Directors), the Chief Executive Officer reports to the Board on (i) the characteristics of the transactions, (ii) the parties concerned and any relation they might have with Group companies, (iii) the procedures for determining the considerations concerned, and (iv) the related effects on the income statement and the balance sheet;

•
determines, on the basis of the proposals formulated by the related Committee and having received the opinion of the Board of Statutory Auditors, the compensation of the Chief Executive Officer and of other Directors holding specific offices;

•	defines the general organizational structure of the Company and that of the Group, verifying their adequacy;
•
reviews and approves strategic, business and financial plans. In this context, the current division of powers within the Company specifically provides for the Board of Directors to resolve on the approval of:

–	the annual budget and the long-term plan (which include the aggregates of the annual budgets and long-term plans of Group companies);
–
strategic agreements, also determining – while respecting the autonomy of individual subsidiaries and upon proposal by the Chief Executive Officer – the strategic guidelines and appropriate directives for Group companies;

•
examines and approves transactions having a significant impact on the balance sheet, income statement or cash-flow statement, particularly in cases where they are carried out with related parties or otherwise characterized by a potential conflict of interest.

In particular, all financial transactions of a significant size – by which is meant those with a value of more than 25 million euros – must be approved beforehand (if they concern the Company) or evaluated (if they refer to Group companies) by the Board of Directors.

In addition, the acquisition and disposal of equity investments must be approved beforehand (if they are carried out directly by the Parent Company) or subjected to evaluation (if they concern Group companies and regard strategic agreements of particular importance) by the Board of Directors. Finally, the latter examines the proposed sales of assets deemed significant – by which is meant those with a value of more than 5 million euros – that Group companies plan to carry out;

•
provides for the exercise of voting rights at Shareholders’ Meetings of the companies directly controlled by the Parent Company, with particular reference to the approval of financial statements, the appointment of Directors and Statutory Auditors, amendments to the bylaws, and extraordinary transactions regarding Group companies;

•	evaluates the general management of the Company, with particular reference to conflicts of interest, using information received from the Chief Executive Officer and the Internal Audit Committee, and verifies periodically the achievement of the objectives set;
•	reports to the Shareholders at their Meetings.

Appointment, composition and term

Pursuant to the provisions of the Company’s bylaws, the Board of Directors consists of from three to nine members, appointed for a term not exceeding three accounting periods, who may be reappointed at the expiration of their term. According to special legislation, Directors must possess the requisites of honorableness required of company representatives of financial intermediaries.
In compliance with legislation regulating privatizations, the bylaws also provide for the appointment of the entire Board of Directors to take place according to the “slate vote” mechanism, aimed at ensuring the presence on the Board of Directors of members appointed by minority shareholders amounting to one-fifth of the Directors to be elected. In the event this number is a fraction less than one, it is to be rounded up to the nearest integer.
Such electoral system provides that slates of candidates may be presented by the outgoing Board of Directors or by shareholders who, individually or together with other shareholders, represent at least 1% of the share capital. The slates are filed at the Company’s registered office and published in national newspapers sufficiently in advance of the date of the Shareholders’ Meeting concerned – 20 days in advance being the deadline if the slate is presented by the outgoing Board of Directors and 10 days if the slates are presented by shareholders – thus ensuring a transparent process for the appointment of the Board of Directors.
A report with exhaustive information regarding the personal and professional characteristics of the candidates – which, in compliance with the specific recommendation added to the Self-discipline Code of listed companies in July 2002 and beginning with the next appointment of a new Board of Directors, is to be accompanied by a statement of whether or not the latter qualify as independent – is to be filed at the Company’s registered office at the same time as the slates, as well as published immediately on the Company’s web site, as noted specifically in the notice of the Shareholders’ Meeting.
The Board of Directors deems that it can defer the creation within itself of a special nominations committee since there is currently no evidence that it is difficult for the shareholders to find adequate candidates, so as to achieve a composition of the Board of Directors corresponding to the recommendations of the Self-discipline Code of listed companies.
As resolved by the ordinary Shareholders’ Meeting of May 24, 2002, the incumbent Board of Directors consists of seven members, whose term expires when the financial statements for 2004 are approved. As a result of the appointments made at the aforesaid Shareholders’ Meeting, the Board thus currently consists of the following members, whose professional profiles are summarized below, together with the specification of the slate on which each was nominated.
•	Piero Gnudi, 65, Chairman (nominated on the slate presented by the Ministry of the Economy).

A graduate in economics and commerce (1962) of the University of Bologna and proprietor of an accounting firm located in Bologna, he has served on the board of directors and board of statutory auditors of numerous important Italian companies, including STET, ENI, Enichem, and Credito Italiano. In 1995 he was appointed economic advisor to the Minister of Industry. Since 1994, he has been on the board of directors of IRI, where he has also held the positions of supervisor of privatizations (1997) and chairman and chief executive officer (1999); later, from 2000 to 2002, he served as chairman of the IRI liquidation committee. A member of the CNEL (National Council of the Economy and Labor), the steering committee of Assonime (an association of Italian corporations), the executive committee of the Aspen Institute, he currently also holds the positions of chairman of RAI Holding, vice-chairman of Unicredit Banca d’Impresa, director of Unicredito Italiano, and government commissioner of the Fochi Group, which is under special management. He has been Chairman of the Board of Directors of Enel since May 2002, and also holds the office of Chairman of several Enel Group companies.

•	Paolo Scaroni, 57, Chief Executive Officer and General Manager (nominated on the slate presented by the Ministry of the Economy).

A graduate in economics and commerce (1969) of the Bocconi University in Milan, after earning a master’s degree in business administration from Columbia University in New York and working as a consultant at McKinsey, in 1973 he joined the Saint Gobain Group. There he held a number of executive positions in Italy and abroad before being appointed in 1984 head of the “flat glass” Division at the main office in Paris and thus taking charge of all of the Saint Gobain Group’s activities in this industry worldwide. From 1985 to 1996 he worked at Techint, serving as vice-chairman and chief executive officer and managing the privatization of SIV, Italimpianti and Dalmine for the company. In 1996 he joined Pilkington, holding until May 2002 the position of chief executive officer of the parent company, located in Great Britain. Among his current positions outside the Enel Group, in Italy are those of member of the executive committee of Confindustria and president of Unindustria Venezia, while abroad he is a member of the supervisory board of ABN Amro Bank and of the boards of directors of BAE Systems and Alliance UniChem, as well as member of the board of the Business School at Columbia University in New York. He has been Enel’s Chief Executive Officer and General Manager since May 2002.

•	Mauro Miccio, 48, Director (nominated on the slate presented by the Ministry of the Economy).

After earning a law degree in 1979 and an experience as assistant lecturer in Commercial Law at the University of Rome “La Sapienza”, he began his professional career in the Abete publishing group (1981) and then served on the board of directors of Ente Cinema (now Cinecitta’ Holding) from November 1993 to November 1996 and of RAI from July 1994 to July 1996. A former president of the FERPI (Public Relations Federation) and chairman of Cinecittà Multiplex, he was also a director of A.S. Roma entrusted with communication from 1997 to 2000, president of Rugby Roma from 1999 to 2000 (becoming in 2001 president of the National Rugby League), and chief executive officer of Agenzia della Moda from 1998 to 2001. A director of Acea from 2000 to 2002, he is currently chief executive office of Eur S.p.A., a member of the steering and executive committees of the Unione Industriali of Rome and Latium and vice-president of the Piccola Industria association. He is also president of the ICI (Corporate Communication Interassociation). A lecturer in subjects regarding communication at the Universities of Catania and “Roma Tre”, he collaborates with the most important universities in this field and contributes to several periodicals as an expert in communication and marketing. He has been a Director of Enel since May 2002.

•	Franco Morganti, 72, Director (nominated on the slate presented by institutional investors).

After graduating in engineering from the Polytechnic Institute of Milan in 1956, he began his career at Olivetti and SGS (now ST Microelectronics) and subsequently went into business on his own. Since 1974 he has provided strategic consulting services in the field of telecommunications, in both the public and private sectors. A director of STET from 1981 to 1984 and operating vice-chairman of Databank Consulting until 1999, from February 2000 to March 2001 he was Logica Consulting’s international director for Southern Europe. Called on to head a task force set up with the Presidency of the Council of Ministers in 1981-82 on the reorganization of Italian telecommunications and author of several publications, he was also an advisor to the Communications Supervisory Authority from 1998 to 2000. A Director of Enel since December 1999, he is currently also a director of the subsidiary Wind Telecomunicazioni, as well as president of the ANFOV

(association of multimedia convergence companies) and vice-president of the International Institute of Communications in London.

•	Fernando Napolitano, 39, Director (nominated on the slate presented by the Ministry of the Economy).

A graduate in economics and commerce (1987) of the University of Naples, he completed his studies in the United States, earning at first a master’s degree in science management at Brooklyn Polytechnic University and later attending the advanced management program at Harvard Business School. He began his career by working in the marketing division of Laben (Finmeccanica Group) and then that of Procter & Gamble Italia; in 1990 he joined the Italian office of Booz Allen Hamilton, a management and technology consulting firm, where he was appointed partner and vice-president in 1998. Within this office he was in charge of developing activities in the fields of telecommunications, media, and aerospace, while also gaining experience in Europe, the United States, Asia and the Middle East. He is currently head of Booz Allen Hamilton’s activities in Italy and also carries out assignments with an international scope. Since November 2001 he has served on the committee for surface digital television instituted by the Communications Ministry and since July 2002 has been director of the Italian Center for Aerospace Research. He has been a Director of Enel since May 2002.

•	Francesco Taranto, 63, Director (nominated on the slate presented by institutional investors).

He began his career in 1959 in the office of a stockbroker in Milan and subsequently (from 1965 to 1982) worked at the Banco di Napoli, where he eventually became head of the marketable securities service. He then held numerous executive positions in the mutual funds industry, where he was first in charge of investment management at Eurogest (from 1982 to 1984) and then general manager of Interbancaria Gestioni (from 1984 to 1987). After that he worked for the Prime group (from 1987 to 2000), serving for a long time as chief executive officer of the parent company. He has also been a director of Assogestioni and a member of the committee for the corporate governance of listed companies sponsored by Borsa Italiana. A Director of Enel since October 2000, he currently holds the same office at the subsidiary Wind Telecomunicazioni, as well as Banca Carige, Pioneer Global Asset Management (part of the Unicredito Group) and Kedrios.

•	Gianfranco Tosi, 56, Director (nominated on the slate presented by the Ministry of the Economy).

A graduate in mechanical engineering (1971) of the Polytechnic Institute of Milan, since 1972 he has held a number of positions at the same institute, becoming professor of iron metallurgy in 1982 and from 1992 also giving the course on the technology of metal materials (together with the same position at the University of Lecco). The author of many publications, he has been extensively involved in scientific activities. A member of the board of directors of several companies and consortia, he has also held positions in associations, including the vice-presidency of the Gruppo Giovani Federlombarda (with duties as regional delegate on the Comitato Centrale Giovani Imprenditori instituted within the Confindustria) and the office of member of the executive committee of the Unione Imprenditori of the Province of Varese. From December 1993 to May 2002 he was mayor of the city of Busto Arsizio. He has been a Director of Enel since May 2002.

All Directors dedicate the time necessary for the fruitful performance of their duties – considering, among other things, the positions they hold outside the Enel Group – since they are well aware of the responsibilities connected with their position. They are kept constantly informed by the corporate departments concerned of the main legislative and regulatory changes regarding the Company and the discharge of their duties.

Directors perform their duties with full knowledge of the facts and in complete autonomy, pursuing the objective of creating value for shareholders.

Board Meetings and role of the Chairman

In 2003 the Board of Directors held 19 meetings, which lasted an average of about 3 hours. Director participation was regular and the meetings were also attended by the Board of Statutory Auditors and by the magistrate representing the Court of Accounts. For 2004, 16 Board meetings have already been scheduled.
The activities of the Board of Directors are coordinated by the Chairman, who calls its meetings, establishes their agenda, and presides over them, ensuring that – except in cases of urgency and necessity – the necessary documents and information are provided to the Board’s members in time for the Board to express its informed opinion on the matters under examination. He also ascertains whether the Board’s resolutions are implemented, chairs Shareholders’ Meetings and – like the Chief Executive Officer – is empowered to represent the Company legally.
According to a Board resolution of December 2002, the Chairman is also entrusted with the duties of (i) participating in the formulation of corporate strategies in agreement with the Chief Executive Officer, the powers granted the latter by the Board of Directors being understood, as well as (ii) overseeing auditing in accordance with the Chief Executive Officer, with the internal auditing department remaining under the latter. In this regard, however, it is provided that decisions concerning the appointment and revocation of the head and top executives of the aforesaid department be made jointly by the Chairman and the Chief Executive Officer.

Non-executive Directors

The Board of Directors is made up mainly of non-executive members (not holding operating and/or executive positions in the Company), so as to ensure, through their number and authority, that their opinions carry significant weight in the Board’s decision-making process.
Non-executive Directors contribute their specific expertise to Board discussions, thus facilitating the examination of the issues under discussion from different points of view and the consequent adoption of resolutions that are fully informed, carefully considered and in line with the interests of the Company.
With the exception of the Chief Executive Officer, the other six members of the Board of Directors (Piero Gnudi, Mauro Miccio, Franco Morganti, Fernando Napolitano, Francesco Taranto and Gianfranco Tosi) are all to be considered non-executive.
It should be noted in this regard, in effect, that the Chairman does not hold an executive position, because, important as they are, the aforesaid corporate functions – connected both with the role of ensuring proper corporate governance in the Board of Directors entrusted to him by the provisions of the bylaws and with the duties regarding the formulation of corporate strategies and supervision of auditing assigned him by the Board itself – do not take the form of specific managerial powers.

Independent Directors

On the basis of the information provided by the individuals concerned and implementing the amendments made to the Self-discipline Code of listed companies, in December 2002 and March 2004 the Board of Directors attested that all the non-executive Directors possessed the requisite of independence. Specifically, Directors qualify as independent who:
i.
do not (directly, indirectly or on behalf of third parties) have, nor have recently had, financial relations with the Company, its subsidiaries, its executive Directors or the controlling shareholder of such importance as to influence their independence of judgment;

ii.
do not hold (directly, indirectly or on behalf of third parties) an amount of shares in the Company that would allow them to exercise control or considerable influence over it, even through shareholders’ agreements;

iii.	are not part of the immediate family of the executive Director or of individuals who are in the situations described in points (i) and (ii) above.

Even though independent judgment characterizes the activity of all the Directors, whether executive or not, the presence of Directors who qualify as “independent” according to the above definition – whose role on both the Board of Directors and its Committees is significant – is deemed a suitable means of ensuring an adequate balance of the interests of all the shareholders.

Committees

Compensation Committee

As early as January 2000 a special Compensation Committee was formed within the Board of Directors, with the task of making proposals to the Board concerning (i) the compensation of the Chief Executive Officer and the other Directors holding specific offices, as well as (ii) the determination of the compensation criteria for top Company and Group executives, on the basis of directions provided by the Chief Executive Officer.
The Committee is currently made up of Francesco Taranto (acting as coordinator), Mauro Miccio and Fernando Napolitano, all of whom are non-executive, independent Directors.
In 2003 the Committee held 19 meetings – which were regularly attended by its members and lasted an average of 2 hours – and called on external advisors at the Company’s expense.
As part of its duties, the Compensation Committee plays a central role in the implementation of special stock-option plans addressed to executives and conceived as instruments for providing incentives to Group executives and strengthening their loyalty, as well as attracting and motivating human resources with adequate ability and experience and further developing their sense of belonging to the Group and ensuring their constant, enduring effort to create value. The 2003 stock-option plan – approved by the Board of Directors as proposed by the Compensation Committee – also had among its beneficiaries the Chief Executive Officer in his capacity as General Manager. During 2003 the Compensation Committee – in addition to elaborating the content of the stock-option plan for that year – took care of establishing the applicative aspects of the variable component of the compensation of the Chairman and the Chief Executive Officer, identifying in particular the annual economic and managerial objectives to assign them. The Committee also analyzed the pay policies and methods of evaluation regarding the management of the Company and the Group, as well as examining the ways in which the Company could adopt a long-term incentive plan as an alternative or supplement to the stock-option plans.

Internal Audit Committee

As early as January 2000 a special Internal Audit Committee was also formed within the Board of Directors to advise and make proposals, with the following specific duties, as updated in December 2002 in order to incorporate the amendments of the Self-discipline Code of listed companies:
•	to assist the Board of Directors in establishing the guidelines for the internal audit system and in periodically checking the adequacy and the actual functioning of the latter;
•	to evaluate the audit working plan drawn up by the executive in charge of internal auditing and receive his periodic reports;
•
to evaluate, together with the administrative h eads of the Company and the external auditor, the adequacy of the accounting principles used and their uniformity for the purpose of preparing the consolidated financial statements;

•
to evaluate the proposals made by external auditors applying for appointment, as well as the audit plan prepared for the external audit and the results contained in the external auditor’s letter and report;

•	to report periodically to the Board of Directors on the work performed and the adequacy of internal audit system;
•	to perform any other task delegated by the Board of Directors, in particular concerning relations with the external auditor.

The Internal Audit Committee is currently made up of Piero Gnudi (acting as coordinator), Franco Morganti and Gianfranco Tosi, all of whom are non-executive, independent Directors.

In 2003 the Committee held 13 meetings, which were regularly attended by its members and lasted an average of 2 hours. The Chairman of the Board of Statutory Auditors participated in the Committee meetings in consideration of the specific duties regarding the supervision of the internal audit system entrusted to the Board of Statutory Auditors by the current legislation on listed companies.
During 2003 the Internal Audit Committee concentrated on evaluating the working plans prepared by both the executive in charge of internal auditing and the external auditor, as well as the results of the auditing carried out during the year and the letter containing the external auditor’s suggestions regarding the financial year concerned. The Committee also examined ways of managing financial risks, commodity risk and information-technology risks within the Group and supervised the preparation of important corporate documents (the updating of the code of ethics, the “special part” of the compliance program referred to in legislative decree n. 231 of June 8, 2001 regarding corporate crimes, and the sustainability report).

Board of Statutory Auditors

According to the provisions of the Company’s bylaws, the Board of Statutory Auditors consists of three regular Auditors and two alternates, who are appointed for a period of three years and may be re-elected when their term expires.
All the members of the Board of Statutory Auditors must possess the requisites of honorableness and professionalism required by special legislation of the statutory auditors of companies with listed shares, as supplemented by special provisions of the bylaws. Furthermore, according to the bylaws, they may not hold the office of regular statutory auditor in more than four companies not controlled by Enel that issue securities listed on regulated markets.
As in its provisions for the Board of Directors, the bylaws provide that the appointment of the entire Board of Statutory Auditors take place according to the slate-vote mechanism, which aims to ensure the presence on the Board of Statutory Auditors of a regular Auditor and an alternate Auditor designated by minority shareholders.
This electoral system provides that slates of candidates may be presented by shareholders who, alone or together with other shareholders, represent at least 1% of the share capital. The slates must be filed at the Company’s registered office and published in daily newspapers with nationwide circulation at least 10 days before the date of the shareholders’ meeting. In order to ensure a transparent procedure for the appointment of the Board of Statutory Auditors, exhaustive information about the personal and professional characteristics of the candidates must be filed at the Company’s registered office at the same time as the slates, as well as published immediately on the Company’s web site, according to a specific note contained in the notice of the meeting.
Having been appointed by the ordinary Shareholders’ Meeting of May 25, 2001, the incumbent Board of Statutory Auditors has a term that will expire when the financial statements for 2003 are approved. According to the appointments made at the aforesaid Shareholders’ Meeting, the Board of Statutory Auditors thus currently consists of the following regular members, for each of whom a brief professional profile and the indication of the slate on which he ran for office are provided.

•	Bruno De Leo, 66, Chairman. Appointed by the Ministry of the Economy under the “special powers” provided for by the laws regarding privatizations.
He graduated from the University of Bari with a degree in economics. A certified public accountant, he has worked in the Civil Service his entire career. Made a

General Director of the Ministry of the Treasury in 1987, from 1989 to 2002 he led the IGEPA, or General Inspectorate for the Finances of the Public Administration. A former member of the board of statutory auditors of INA and the board of directors of ISTAT as well as member of the management committee of the ISAE (the Institute of Economic Studies and Analysis), he has served as Chairman of the Enel Board of Auditors since 1992, and is currently the chairman of the board of statutory auditors of So.g.i.n., in addition to sitting on the board of statutory auditors of RAI Trade.

•	Gustavo Minervini, 80, regular Auditor (designated on the slate drawn up by the Ministry of the Economy).

A lawyer and a certified public accountant, since 1953 he has taught, as a professor of commercial law, at the Universities of Messina, Modena, Bari, Naples and, finally, at Rome’s “La Sapienza” University, where he was awarded the title of Professor Emeritus. He has represented the Italian Government in meetings of the European Commission as a special counsellor for company law; he has also sat on a number of ministerial commissions for the reform of joint-stock companies. The author of numerous publications and a consultant to the Bank of Italy and to the CONSOB, he has sat on the board of directors of SME and INA, and, since 1992, on the Board of Statutory Auditors of Enel. Currently he holds also the office of chairman of the board of directors of Società Autostrade Meridionali.

•	Franco Fontana, 60, regular Auditor (designated on the slate drawn up by institutional investors).

A certified public accountant and professor of economics and business management. Since 1973, he has taught at a number of Italian universities, serving as the Dean of the Department of Economics at the Guido Carli LUISS University since 1995. He has been Director of the School of Management of the aforesaid University since 1994. He has served furthermore as a member of several commissions for the reorganization of the Civil Service (Ministry of the Postal Service and Telecommunications, Ministry of Finance, Ministry of Industry and Ministry of Health). From 1994 to 1997 he was Chairman of the Cassa di Risparmio of the Province of L’Aquila. A member of Enel’s Board of Statutory Auditors since 2001, he is the author of numerous publications on the subjects of business management and organization.

In 2003 the Board of Statutory Auditors held 17 meetings, which lasted an average of about 2 hours and were regularly attended by the regular Auditors. A magistrate representing the Court of Accounts was also present at the meetings.

Internal audit system

With regard to internal auditing, several years ago the Group adopted a special system aimed at (i) checking the adequacy of Group procedures with regard to effectiveness, efficiency and costs, (ii) ensuring the reliability and correctness of accounting records, as well as the safeguard of Company and Group assets, and (iii) ensuring that operations comply with internal and external regulations, as well as with corporate directives and guidelines for sound and efficient management.
The internal audit system of the Group is divided into two distinct areas of activity:
•
“line auditing”, made up by the whole of auditing activities that individual operating units or Group companies carry out on their own processes. Such auditing activities are primarily the responsibility of operating executives and are considered an integral part of every corporate process;

•
“internal auditing”, entrusted to the Company’s related unit, is aimed essentially at the identification and containment of corporate risk of any nature. Such objective is pursued through the monitoring of line auditing, both in terms of the adequacy of the audits themselves and of the results actually achieved by their application. This audit activity is therefore applied to all corporate processes of the Company and of Group companies. The personnel in charge of said processes is responsible for indicating both the corrective actions deemed necessary and to carrying out follow-up actions aimed at checking the results of the measures suggested.

Responsibility for the internal audit system is entrusted to the Board of Directors, which – with the assistance of the Internal Audit Committee – establishes its guidelines and periodically reviews its adequacy and actual functioning, assuring itself that the Company’s main risks are spotted and managed appropriately.

It is the duty of the Chief Executive Officer to implement the guidelines established by the Board of Directors by planning, managing and monitoring the internal audit system. He appoints the executive in charge of the latter in agreement with the Chairman and ensures that the appropriate means are available for carrying out the activities concerned.
The executive in charge of internal auditing (i.e., the head of the Company’s internal auditing unit) does not report to any of the operating division heads, coordinates the units responsible for internal auditing in Group companies, and reports regularly on his actions to the Chief Executive Officer and the Chairman, as well as every six months (except when circumstances require a more timely report) to the Internal Audit Committee and the Board of Statutory Auditors.

Transactions with related parties

Within the Company and the Group, the conditions have been established for ensuring that transactions with related parties are carried out according to criteria of procedural and substantive fairness.
With regard to procedural fairness, in the presence of transactions with related parties it is provided that Directors who have an interest (even potential or indirect) in the transaction:
•	promptly inform the Board of Directors about the existence of such interest, specifying its nature, terms, origin and significance.
•	leave the Board meeting when the matter is discussed if such action does not leave the Board without a quorum.

Furthermore, in such cases Board resolutions must adequately explain the reasons for and advantageousness of the transaction.

With regard to substantive fairness, in order to ensure the equity of the conditions agreed upon in transactions with related parties and in the event it is required by the nature, value or other characteristics of a given transaction, it is provided that the Board of Directors avail itself of the assistance of independent experts to value the assets concerned by the transaction and to provide financial, legal or technical advice.

Handling of confidential information

As early as February 2000 the Company’s Board of Directors approved special rules for the management and handling of confidential information, which also contain the procedures to be applied for the external circulation of documents and information concerning the Company and the Group, with particular reference to price-sensitive information. The Company’s Directors and Statutory Auditors are obliged to comply with the provisions contained in such rules and in any case to maintain the confidentiality of the documents and information acquired in carrying out their duties.
The rules are aimed at keeping confidential information secret, while ensuring at the same time that the information made available to the market regarding Company and Group data is correct, complete, adequate, timely and non-selective.
The rules assign to Enel’s Chief Executive Officer and the chief executive officers of the Group companies the responsibility of managing the confidential information concerning their respective spheres of competence, establishing that the divulging of confidential information regarding individual subsidiaries must in any case be agreed upon with the Parent Company’s Chief Executive Officer.
The rules also establish specific procedures to be followed in circulating outside the Group documents and information regarding the Company and the Group – dwelling in particular upon divulging price-sensitive information – and carefully regulate the ways in which Company and Group executives enter into contact with the press and other mass media (or financial analysts and institutional investors).
Taking into account the provisions recently introduced in the U.S.A. by the Sarbanes-Oxley Act – which apply to the Company in consequence of its listing on the New York Stock Exchange – in June 2003 the Board of Directors also formalized in a special document (called “Disclosure Controls and Procedures”) the practices and procedures applied within the Group with regard to corporate information with the aim of ensuring the transparency, promptness and completeness of the documentation produced by Enel in the United States of America according to the local laws applicable to listed companies.
Complying with the regulatory provisions established by Borsa Italiana S.p.A., in December 2002 the Board of Directors also approved the Group’s internal dealing code.
As from January 1, 2003 the aforesaid provisions impose on companies with listed shares an obligation towards the market of transparency about important transactions of financial instruments of the companies themselves or of their subsidiaries carried out by persons who have important decision-making powers within such companies and have access to price-sensitive information (hereinafter “important persons”).
With regard to the reference regulations set forth by Borsa Italiana, the Group’s internal dealing code is characterized by the following defining elements, which are deemed appropriate for raising its content to a high qualitative level:
•
application of the obligations of transparency regarding internal dealing to about 30 important persons in the Group (in addition to the Directors, the regular Statutory Auditors and the General Manager of the Parent Company). In order to ensure sufficient flexibility to the category of important persons, furthermore, it is provided that the aforesaid obligations of transparency may be extended to other persons, the identification of whom is entrusted individually to the Chairman and the Chief Executive Officer of the Parent Company;

•
halving of the threshold value of the transactions of which the market must be informed quarterly (from 50,000 to 25,000 euros) or immediately after they have been carried out (from 250,000 to 125,000 euros);

•	application of the obligations of transparency also to the exercise of stock options or pre-emptive rights by important persons;
•
prohibition for important persons to carry out transactions (other than those regarding stock options or pre-emptive rights) during the 30 days preceding the approval of the proposed financial statements of Enel S.p.A. and the half-year report by the latter’s Board of Directors. It is also provided that the aforesaid Board may identify additional blocking periods during the year in conjunction with particular events;

•	establishment of an adequate penalty system for important persons who violate the provisions of the internal dealing code.

Relations with institutional investors and shareholders in general

Ever since the listing of its shares on the stock market, the Company has deemed it appropriate for its own specific interest – as well as its duty with respect to the market – to establish an ongoing dialogue, based on mutual understanding of their respective roles, with its shareholders in general as well as with institutional investors. Such dialogue, in any case, was to take place in accordance with both the procedure for circulating externally documents and information regarding the Company and the Group and the principles contained in the “Guide for Information to the Market”.
In this regard, in consideration of the size of the Group, among other things, it was deemed that such dialogue could be facilitated by the creation of dedicated corporate units.
The Company therefore created (i) an investor-relations unit, which is currently a part of its Administration, Finance and Control Department, and (ii) a unit within its Corporate Affairs Department in charge of communicating with shareholders in general. It was also decided to further facilitate communication with investors through the creation of a special section of the Company’s website (www.enel.it, investor relations section), providing both financial information (financial statements, half-year and quarterly reports, presentations to the financial community, analysts’ estimates and information on trading of the securities issued by the Company), and up-to-date data and documents of interest to shareholders in general (press releases, the members of Enel’s Boards, the Company’s bylaws and shareholders’-meeting regulations, minutes of shareholders’ meetings, information and documents regarding corporate governance, the code of ethics, and the compliance program pursuant to legislative decree n. 231/2001, as well as a general chart of the organization of the Group).

Shareholders’ Meetings

The suggestion contained in the Self-discipline Code to consider shareholders’ meetings privileged occasions for establishing a profitable dialogue between a company’s shareholders and its board of directors (even considering the availability of a number of different communication channels between listed companies and shareholders, institutional investors and the market) was carefully evaluated and fully accepted by the Company, which – in addition to ensuring the regular attendance of its Directors at Shareholders’ Meetings – deemed it advisable to adopt specific measures to adequately enhance the latter.

In effect, in line with the recommendations of the special legislation regarding listed companies, a specific provision was inserted in Enel’s bylaws aimed at facilitating the collection of vote proxies from shareholders who are Group employees, thus favoring their involvement in the decision-making processes of Shareholders’ Meetings.
Furthermore, in September 1999, and thus with the listing of its shares imminent, the Company adopted special regulations to ensure the orderly and efficient conduct of Shareholders’ Meetings through the detailed regulation of their different phases, while respecting the fundamental right of each shareholder to request clarification of the different matters under discussion, to express his or her opinion, and to make proposals.
Even though they do not constitute provisions of the bylaws, these regulations must be approved by an Ordinary Shareholders’ Meeting, as specifically stated in the bylaws. During 2001 their content was updated in order to ensure that they correspond to the most advanced models for listed companies expressly drawn up by several professional associations (Assonime and ABI).

Code of Ethics

Awareness of the social and environmental effects that accompany the activities carried out by the Group and in consideration of the importance of both a cooperative approach with stakeholders and the good name of the Group itself (in both internal and external relations) inspired the preparation of the Enel Group’s code of ethics, which was approved by the Company’s Board of Directors in March 2002 and updated in March 2004.
This code expresses the commitments and ethical responsibilities involved in the conduct of business, regulating and harmonizing corporate behavior according to standards requiring maximum transparency and fairness with respect to all stakeholders. Specifically, the code of ethics consists of:
•
general principles regarding relations with stakeholders, which abstractly define the reference values guiding the Group in the carrying out of its activities. Among the aforesaid principles, specific mention should be made of the following: honesty, impartiality, confidentiality, shareholder value, the value of human resources, the transparency and completeness of information, service quality, and the protection of the environment;

•
criteria of behavior towards each class of stakeholders, which specify the guidelines and rules that Enel’s officers and employees must follow in order to ensure observance of the general principles and prevent the risk of unethical behavior;

•	implementation mechanisms, which describe the control system devised to ensure observance of the code of ethics and its continual improvement.

Compliance Program

In July 2002 the Company launched a compliance program corresponding to the requirements of legislative decree n. 231 of June 8, 2001, which introduced into the Italian legal system a regime of administrative (but in fact criminal) liability with respect to companies for several kinds of crimes committed by their directors, executives or employees in the interest or to the benefit of the companies themselves.
The content of the aforesaid program is consistent with the provisions of the guidelines on the subject established by industry associations and with the best practice in the United States and represents another step towards strictness, transparency and a sense of responsibility in internal relations and those with the external world. At the same time, it offers shareholders adequate insurance of efficient and fair management.
The program in question consists of a “general part” (in which are described, among other things, the content of legislative decree n. 231/2001, the objectives of the program and how it works, the duties of the internal control body responsible for supervising the functioning and observance of the program, the information flows, and the penalty regime) and separate “special parts” concerning the different kinds of crimes provided for by legislative decree n. 231/2001. The “special parts” regarding crimes against the Civil Service and corporate crimes have been completed.

Attached below are three tables that summarize some of the most significant information contained in the second section of the document.

TABLE 1: Structure of Enel’s Board of Directors and Committees

							Internal Audit		Compensation		Nomination	Executive
Board of Directors							Committee		Committee		Committee	Committee

						Number
			non-			of other
Office	Members	executive	executive	independent	****	offices **	***	****	***	****	*** ****	*** ****

Chairman	Gnudi Piero		X	X	100%	4	X	100%
Chief Executive Officer/General Manager	Scaroni Paolo	X			100%	3
Director	Miccio Mauro		X	X	100%	1			X	100%	Non existent	Non existent
Director	Morganti Franco (*)		X	X	100%	1	X	100%
Director	Napolitano Fernando		X	X	100%	2			X	100%
Director	Taranto Francesco (*)		X	X	100%	4			X	100%
Director	Tosi Gianfranco		X	X	95%	-	X	77%

Quorum required for the presentation of slates for the appointment of the Board of Directors: 1% of the share capital.

Number of meetings held in 2003 | Board of Directors: 19 | Internal Audit Committee: 13 | Compensation Committee: 19 | Nomination Committee: N.A. | Executive Committee: N.A.

NOTES
*	The presence of an asterisk indicates that the Director was designated by slates presented by minority shareholders.
**	This column shows the number of financial, banking, insurance or large companies or ones that are listed on regulated markets, including foreign ones, in which the person concerned serves as director or statutory auditor.
***	In these columns, an “X” indicates the Committees of which each Director is a member.
****	These columns show the percentages of the meetings of, respectively, the Board of Directors and the Committees attended by each Director.

TABLE 2: Enel’s Board of Statutory Auditors

Office	Members	Percentage of Board meetings attended	Number of other offices**

Chairman	De Leo Bruno	100%	-
Regular Auditor	Fontana Franco (*)	100%	-
Regular Auditor	Minervini Gustavo	100%	1
Alternate Auditor	Bilotti Francesco	N.A.	-
Alternate Auditor	Ulissi Roberto	N.A.	-
Number of meetings held in 2003: 17
Quorum required for the presentation of slates for the appointment of the Board of Statutory Auditors: 1% of the share capital

NOTES
*	The presence of an asterisk indicates that the statutory auditor was designated by a slate presented by minority shareholders.
**	This column shows the number of other companies listed on regulated Italian markets in which the person concerned serves as director or statutory auditor.

TABLE 3: Other provisions of the Self-discipline Code

Summary of the reasons for any non compliance
	YES	NO	with the recommendations of the Code

Delegation system and transactions with related parties

Has the Board of Directors delegated powers and established:	X

a) their limits	X

b) how they are to be exercised	X

c) how often it is to be informed?	X

Has the Board of Directors reserved the power to examine and approve transactions having a significant impact on the balance sheet, income statement or cash-flow statement (including transactions with related parties)?
X

Has the Board established the guidelines and criteria for identifying “significant” transactions?	X

Are the aforesaid guidelines and criteria described in the report?	X

Has the Board of Directors established special procedures for the examination and approval of transactions with related parties?	X

Are the procedures for approving transactions with related parties described in the report?	X

Procedures of the most recent appointments of directors and statutory auditors

Were the candidacies for the office of director filed at least ten days beforehand?	X

Were the candidacies for the office of director accompanied by exhaustive information?	X

Were the candidacies for the office of director accompanied by statements as to whether or not they qualified as independent?		X	The current members of the Board of Directors were appointed before such recommendation was added to the Code

Were the candidacies for the office of statutory auditor filed at least ten days beforehand?	X

Were the candidacies for the office of statutory auditor accompanied by exhaustive information?	X

Shareholders’ Meetings

Has the company approved rules for shareholders’ meetings?	X

Are the rules attached to the report or is it stated where they can be obtained/downloaded?	X

Internal Audit

Has the company appointed the person in charge of internal auditing?	X

Is the person in charge hierarchically independent of heads of operating areas?	X

Organizational position of the person in charge of internal auditing	Head of the internal auditing department

Investor relations

Has the company appointed a head of investor relations?	X

Organizational unit of the head of investor relations and related contact information	•	Relations with institutional investors: Investor Relations – Viale Regina Margherita, 137 – 00198 Rome, Italy – tel. ++39.06.83053437 – fax ++39.06.83053771 – e-mail: investor.relations@enel.it
	•	Relations with retail shareholders: Department of Corporate Affairs – Viale Regina Margherita, 137 – 00198 Rome, Italy – tel. ++39.06.83052081 – fax ++39.06.83052129 – e-mail: azionisti.retail@enel.it

Environment

The refocusing of the Group on its energy core business was accompanied by a renewed commitment towards the environment.

Voluntary participation in audited Environmentally Managed Systems represents the way chosen by the company to show such commitment and to help in the achievement of its steady improvement policy. The new Eco-Management and Audit Scheme (EMAS) is more in line with the ISO 14001 standard and offers higher flexibility in devising programs for the participation in EMSs.

In this context:
•
the Generation and Energy Management Division aims at obtaining for all its business units or power stations the ISO 14001 certification, subsequently registering them under EMAS. A the end of 2003, 51% of the Group’s generation capacity was certified, of which 27% was also registered under EMAS;

•	ISO 14001 certification for the entire Electricity Network business area of the Networks and Infrastructure Division is underway;
•	Terna participated actively in the drafting by the National Agency for the Protection of the Environment and Technical Services of guidelines for environmental management of high-voltage power lines;
•	WIND was granted in November the renewal of the ISO 14001 certification for a period of three years.

With regards to results in terms of environmental standards, the effect of the completion of the plan for the compliance of thermal plants to Ministerial Decree dated July 12, 1990 and the coming into service of additional combined-cycle natural gas plants (Priolo Gargallo and the La Casella plants, following the completion of the conversion of the La Spezia, Pietrafitta and Porto Corsini plants) was tangible in 2003.

Work carried out resulted in the reduction in total emissions of sulfur dioxide (SO 2 ), nitrogen dioxides (NO X ) and dusts respectively by 46%, 12% and 40% in the last year alone.

Sulfur dioxide and nitrogen dioxide emissions per kilowatt registered a higher decline than the target set for 2004 by the Group in the context of the Voluntary Agreement between the Ministry of the Environment, the Ministry of Industry and Enel for the reduction of greenhouse gas emissions, underwritten on July 20, 2000.
These results were achieved thanks to:

•	the completion of the installation of fumes abatement plants and work on combustion systems aimed at preventing the formation of nitrogen oxides;
•	the use of natural gas as main fuel;
•	the almost exclusive use of low and very low sulfur content fuel oil;
•	increase in the average efficiency of thermal generation plants from 37.7% in 2002, to 39.4% in 2003.

The strong improvement in efficiency and the different mix of fuels allowed to reduce carbon dioxide emissions per kilowatt generated to 670 grams per net kilowatt, helping to maintain CO 2 emissions stable at 71 million tons in 2003, despite higher recourse to thermal generation caused by the poor water supply in the year.

The extremely high recycling level of special waste consistently achieved (91% of quantities produced, with peaks of 97% for chalk used in desulphurization processes and 99% for coal ashes), in addition to the steady growth of low and medium voltage cable power lines (representing respectively over 82% and 38% of the whole low voltage and medium voltage networks) complete the review of results achieved in environmental protection.

Strong attention is currently devoted to the introduction into domestic legislation of EU Directive no. 2003/87/EU that creates a system for the trading of greenhouse gas emissions in the European Union (Emissions Trading Directive). The related Italian legislation to be introduced will take into account the reformulation of objectives for the sector indicated by CIPE on December 19, 2002 and contained in the “Revision of guidelines for domestic policies and regulations on the reduction of greenhouse gases” issued by the same.

Enel’s commitment to environmental protection is described in detail in the Environmental Report – published annually since 1996 – and is the subject of one of the sections of Enel’s Sustainability Report.

Events subsequent to December 31, 2003, outlook and other
information

Events subsequent to December 31, 2003

Reimbursement of costs incurred for green certificates in 2002
The Authority set with Resolution no. 8 dated February 6, 2004, the reimbursement of costs relating to green certificates incurred in 2002 by electricity producers that fulfilled the requirements of the Bersani Decree, limited to electricity produced from non-renewable resources destined to non-eligible costumers in 2001. The amount recognized to Enel is euro 102 million to be paid to Enel Produzione.

Since the Authority adopted a partial reimbursement criteria for charges incurred by producers, Enel is considering the possibility of appealing against the decision, as such partial recognition of costs does not appear to be in line with the objectives of Authority Resolution no. 227/02. The amount mentioned above was recorded among revenues in 2003.

Enel receives the “Risk Management Award”

On February 11, 2004, Risk – a British magazine among the highly regarded European publications dedicated to currency risk management – awarded Enel with the “Risk Management Award”, a prize attributed each year to the company that distinguishes itself in the management of financial risk. Enel was singled out for the excellence of a financial strategy focused on reducing and stabilizing the cost of debt, rather than generating profits from the management of derivatives.

Enel wins a management contract for a power station in Russia

On February 24, 2004, Enel and Russian private company ESN-Energo together won a contract for the management of the North Thermal power plant, located near St. Petersburg.
Enel ESN Energo, a 50/50 partnership between Enel and ESN Energo, will manage the generation plant for three years, with the possibility of a one year extension. The plant, which consists of one 450 MW combined-cycle unit and generates 3.4 billion kWh per year, supplies electricity to the Russian and Finnish markets.

Application for the stock market listing of Terna

On March 2, 2004, the Board of Directors of the Parent Company confirmed the intention to seek a listing for a share of Terna’s capital stock, authorizing the presentation of the Information Memorandum to Consob and of the application for the listing to Stock Market authorities.

Binding offer for two electricity distribution companies in Romania

On the same date, the Board of Directors of the Parent Company authorized also the presentation of a binding offer for the acquisition of a majority stake in two Romanian electricity distribution companies, Banat and Dobrogea, which together serve about 1,400,000 customers, representing 17% of the country’s total customer base.

Exit from the water sector

As part of Enel’s strategy to focus on its core electricity and gas business, on March 2, 2004, the Board of Directors of the Parent Company resolved Enel’s progressive exit from the water sector. This will be achieved through the sale of Enel Hydro by direct negotiation, after the spin-off of engineering activities and of sewage treatment into a new subsidiary. These activities will be individually enhanced and sold.

Disposal of investment in Newreal

On March 18, 2004, the Board of Directors of the Parent Company deemed as in line with Enel’s expectations the improved offer made by the DB Real Estate Management-CDC Ixis consortium for the acquisition of the entire capital stock of Newreal, a subsidiary that had previously received from Enel Real Estate its property portfolio. The consortium holds an exclusive for the signing of the sale contract expiring on April 30, 2004. After it has been underwritten, the contract will be submitted to the Antitrust Authority for approval. The offer relates to a package consisting of 887 properties whose market value amounts to euro 1.4 billion. Prior to the sale, 335 properties that are not part of the transaction will be transferred by Newreal to Dalmazia Trieste at a value of about euro 380 million, for the purpose of further value creation.

Outlook

In 2004 Enel will operate in a context characterized by the start of the Pool Market and regulations issued by the Authority on tariffs and service quality standards for the second regulatory period (2004 – 2007).
The Ministry of Productive Activities confirmed the start of operation of the Sistema Italia 2004 after a trial period in which all mechanisms will be tested and the normative framework has been completed.
In line with its stated policy, Enel will pursue its cost leadership targets.
The transformation of generation plants will continue with the conversion to combined-cycle technology of 5,000 MW of installed capacity, almost complete, while the conversion to low-cost fuels of other generation plants will start. The investment program on renewables will continue with the aim of increasing own production of green certificates needed to comply with the requirements of the Bersani Decree. The streamlining of processes and structures, and efforts to reduce operating costs will also continue with the aim of achieving international best practice standards.

Tariff changes introduced by the Authority will cause a reduction of about 4% in the margin on the distribution and sale of electricity.

In this context, Enel’s policies are aimed at improving operating efficiency and at reducing costs through the integration of operating processes and the implementation of specific projects (e.g. the digital meter). Enel will also continue to select carefully and optimize investments aimed at improving and developing networks through the application of rigorous financial criteria.

With regards to telecommunications activities, WIND will pursue its announced cost reduction policy, while developing fixed and mobile telephony activities and reaching financial independence by 2004. Despite these encouraging results, Enel continues to consider WIND as a financial investment, with the objective of enhancing the value of investments over time.

As a result of actions undertaken in all business areas, Enel’s management expects operating income to continue to grow in 2004.

Other information

Transactions with related parties

Related parties are defined pursuant to Consob Regulation no. 2064231 dated September 30, 2002. In 2003, transactions with related parties were carried out exclusively with associates. These are represented by CESI and joint ventures in the real estate sector (Immobiliare Foro Bonaparte) and in the vehicle rental sector (Leasys), to which related businesses were transferred in past years. In relation to such companies, the Group recorded costs relating almost exclusively to leases, rentals and research costs. Revenues of the Group from associates relate to commercial transactions and are primarily due to services supplied.
All transactions with related parties were carried out at standard market conditions.

The table that follows summarizes the transactions described:

	Balance Sheet		Income Statement
In millions of euro	Receivables	Payables	Costs	Revenues

	at Dec. 31, 2003			2003

Leasys	6	53	103	1
CESI	11	8	12	11
Immobiliare Foro Bonaparte	5	2	26	3
Minor companies	3	8	3

Total	25	71	144	15

Corporate governance rules adopted by the Enel Group, described in detail in the related chapter of this Annual Report, include conditions aimed at ensuring that transactions with related parties are carried out according to criteria of procedural and substantive fairness.

Code on privacy of personal data (Leg. Decree no.196 dated June 30, 2003)

Parent Company prepared a Security Plan pursuant to Presidential Decree no. 318/1999. The document will be updated in compliance with Legislative Decree no.196 dated June 30, 2003 within the term set by the law.

Adoption of International Financial Reporting Standards

European Regulation no. 1606/2002 established that all companies listed in regulated markets of the EU will adopt, starting with financial year 2005, International Financial Reporting Standards (IFRS) in the preparation of their consolidated financial statements.
Within the limit of flexibility allowed by the mentioned EU Regulation, the Italian legislator extended such obligation to the statutory accounts of the same companies.
At the same time, the International Accounting Standard Board (IASB) prepared a number of projects aimed at the implementation of international principles, including issues not currently regulated. Some of these projects have already been completed while others are still in their drafting phase.
In 2003, Enel initiated a review and evaluation of the main differences between IFRS and Italian GAAP, in addition to the main problems connected with processes and information systems affected by the introduction of the new standards.
Main differences with respect to currently adopted accounting principles can be summarized as follows:

•	the rule according to which goodwill, as defined in US GAAP, is not amortized and its retrieval must be assessed at least annually to identify a possible impairment (impairment test);
•	the use of actuarial calculations in the valuation of employee termination indemnities and other personnel compensation;
•	the determination of accruals to provisions for risks and charges, with the discounting of costs expected to be incurred when the financial effect over time is significant;
•	the use of the fair value approach in the valuation of derivative instruments.

With reference to this last issue, it is to be noted that there exists a strong element of uncertainty with regards to the assessment and valuation of financial instruments, and that the related principles are still being revised.

Specific projects for the definition of procedures were initiated within the Group, and the necessary review in light of normative developments is underway.

Investigation by the Milan District Attorney’s Office

In February 2003, the Milan District Attorney’s Office initiated a criminal investigation (criminal proceeding no. 2460/03) of the former Chief Executive Officer of Enelpower and other individuals, for alleged offences relating to articles 416 (“associazione per delinquere”), article 319 (“corruzione per un atto contrario ai doveri di ufficio”) and article 319 bis (“circostanze aggravanti”) of the Italian Penal Code. In the context of the investigation, the District Attorney’s Office has ordered searches and the seizure of documents relating to:
•	three contracts won by Enelpower in the Middle East, including the underlying commercial contracts;
•	a number of engineering contracts and service contracts stipulated with various suppliers.

As the investigation progressed and information was acquired, it emerged that the individuals under investigation are prosecuted for receiving illegal consideration, at Enelpower’s expense, by means of obtaining, through the said contracts, the payment by contractors of part of the money paid by Enelpower under such contracts, thus embezzling funds from the Company.

In relation to the above, Enel SpA initiated legal action and other initiatives aimed at protecting the interests of the Company and those of its shareholders.
More in details, Enel SpA, pursuant to the resolution taken by the Board of Directors at its meeting held on June 24, 2003, filed a complaint (“querela”) against both the former Chief Executive Officer and a former manager of Enelpower alleging false accounting, pursuant to article 2622 of the Italian Civil Code (with reference to years 2000 and 2001), as well as embezzlement under article 646 of the Italian Penal Code.
Similar action was taken by Enelpower which, based on resolutions passed by its Board of Directors, filed a complaint (“denuncia-querela”) against its former Chief Executive Officer and a former manager of the company for embezzlement under article 646 of the Italian Penal Code, and related civil offences (“infedeltà patrimoniale” and “infedeltà a seguito di dazione e promessa di utilità") pursuant to articles 2634 and 2635 of the Italian Civil Code. The above mentioned complaints extend automatically to all individuals who might be identified to have been involved in the offences.
Enelpower has in the meantime delivered letters to suppliers involved in the investigation, notifying such suppliers of the Company’s intention, in the event the alleged illegal conduct should be demonstrated, to claim compensation for damages suffered, withholding as a precaution the payment of invoices for supplies relating to the contracts under investigation.
In July 2003, the District Attorney’s Office ordered searches and the seizure of documents regarding alleged offences relating to article 416 of the Italian Penal Code of a former manager of Enelpower and the CEO of a company that stipulated a service contract with Enelpower.
The Chairman of Enel Produzione SpA was subsequently involved in the investigation and, after having rendered voluntary statements at the Milan District Attorney’s Office on July 11, 2003, he resigned from all positions held within the Group.

In view of the above developments in the investigation, the Board of Directors of Enel SpA adopted another resolution authorizing the initiation of appropriate legal action in order to protect the interests of the Company and the Group. A similar resolution was adopted by the Board of Directors of Enel Produzione SpA authorizing the initiation of appropriate legal action to protect the Company’s interests, to the extent such interests would be affected by the alleged illegal conduct of its former Chairman.

In connection with the same investigation, on March 5, 2003 Enelpower was served, through its Legal Representative, an “avviso di garanzia” informing that the company was under investigation for alleged administrative responsibilities pursuant to article 25 of Legislative Decree no. 231/2001. An extension of the term for the investigation was requested (as resulting from the notice registered on October 14, 2003 at the Office of the Milan Court Investigation Office).

In the context of the same legal proceedings, the District Attorney’s Office requested, as a precautionary measure, to the Milan Court Investigation Office the application to Siemens AG of a sanction barring it from concluding contracts with the Public Administration (as a precautionary measure pursuant to Legislative Decree no. 231/2001), basing such request on the alleged illicit relationships between the management of Siemens, Enelpower’s former Managing Director and the former Chairman of Enel Produzione.

With reference to relationships between Enel Group companies and Siemens, we note that:
•	on February 18, 2000 and August 3, 2001, Enelpower and Siemens AG underwrote contracts for the supply of twelve turbines;
•	on March 23, 2003, Enel Produzione and Siemens SpA stipulated a general agreement relating to the revamping and maintenance of the above mentioned turbines.

Following negotiations between the parties, on December 2 and 4, 2003, an agreement was reached between Enel SpA, Enelpower SpA and Enel Produzione SpA on the one side, and Siemens AG – also on behalf of Siemens SpA – on the other, relating to the events that are the object of the legal proceedings. The agreement settles the awarding in favor of the three Group companies mentioned above of damages to their image and the renegotiation of agreements between Siemens SpA and Enel Produzione SpA, establishing better conditions for future supplies and services. As a result of the agreement, the Enel Group will receive euro 20 million in damages to its image (to be paid in equal shares to Enel SpA and Enelpower), in addition to the above renegotiated conditions for future supplies and services.
Communication of the agreement – of which the District Attorney’s Office had been previously informed – was given to the Milan Court Investigation Office at the hearing held on December 3, 2003. A copy of the contract was subsequently deposited with the Milan Court Investigation Office on December 12, 2003.

At the hearing held on December 3, 2003, the Milan Court Investigation Office reserved a decision on Siemens, which is still pending. At the hearing of February 6, 2004, the same Milan Court Investigation Office rejected the requests and exceptions submitted by Ansaldo Energia SpA and Ansaldo Caldaie SpA that had filed a request to be included in the proceedings (possible interdiction of Siemens AG) purporting their role as “interested parties”.

On February 19, 2004, Enelpower SpA, EneI Produzione SpA and Enel SpA concluded a settlement with Alstom Holdings SA, Alstom Power Inc. and Alstom Power Italia SpA involving the payment of damages to the image of Enel Group companies in the context of investigations initiated by the Milan District Attorney’s Office on supply contracts relating to the Sulcis project.

As a result of such agreement, Alstom issued a credit note amounting to euro 2.5 million and a further credit note amounting to euro 2 million to be applied towards future purchases by any Enel Group company from any Alstom Group company.

On the basis of information acquired to date, the Company does not foresee situations which could have an adverse effect on the Consolidated Balance Sheet of Enel Group at December 31, 2003.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

In millions of euro
ASSETS		at December 31, 2003			at December 31, 2002

			Sub-total	Total		Sub-total	Total

A)	SHARE CAPITAL NOT PAID-IN		–			–

B)	FIXED ASSETS
I.	Intangible assets
	- Incorporation costs		65			28
	- Research, development and advertising		40			81
	- Industrial patents and intellectual property rights		489			465
	- Concessions, licenses, trademarks and similar rights		2,707			2,839
	- Goodwill		1,611			1,717
	- Work in progress and advances		199			285
	- Other		1,763			1,940
	- Consolidation differences		6,702			5,674

				13,576			13,029
II.	Tangible assets
	- Land and buildings		5,234			5,190
	- Plant and machinery		29,265			29,335
	- Industrial and commercial equipment		134			150
	- Other assets		382			416
	- Work in progress and advances		2,140			2,442

				37,155			37,533
III.	Financial assets
	- Equity investments in:
	. unconsolidated subsidiaries		–			7
	. associates		244			293
	. other companies		91			85

			335			385

		Due within			Due within
	- Receivables from:	12 months			12 months

	. associates and other companies		3			–
	. others	40	1,722		52	212

			1,725			212

	- Other securities					3

				2,060			600

Total fixed assets				52,791			51,162

		Due beyond			Due beyond
C)	CURRENT ASSETS	12 months			12 months

I.	Inventories
	- Materials and fuels		1,019			1,028
	- Residential buildings available for sale		263			340
	- Contract work in progress		2,880			1,731
	- Finished goods and merchandise		42			98
	- Advances		7			69

				4,211			3,266
II.	Receivables
	- Trade	88	6,972		187	7,111
	- Unconsolidated subsidiaries	1	5			1
	- Associates		26			12
	- Others	1,570	3,643		1,258	3,971
	- Electricity Equalization Fund		306			396

				10,952			11,491
III.	Short-term investments
	- Investments in associates		–			31
	- Marketable securities		545			552
	- Financial receivables		487			676

				1,032			1,259
IV.	Cash and cash equivalents
	- Bank and Post Office deposits		424			360
	- Cash on hand		2			4

				426			364

Total current assets				16,621			16,380

D)	ACCRUED INCOME AND PREPAID EXPENSES
	- Accrued income			39			7
	- Prepaid expenses:
	. issue discounts		2			–
	. other		386			388

				388			388

Total accrued income and prepaid expenses				427			395

	TOTAL ASSETS			69,839			67,937

CONSOLIDATED BALANCE SHEET

In millions of euro
LIABILITIES AND SHAREHOLDERS’ EQUITY		at December 31, 2003			at December 31, 2002
			Sub-total	Total		Sub-total	Total

A)	SHAREHOLDERS’ EQUITY
I.	Capital stock			6,063			6,063
IV.	Legal reserve			1,453			1,453
VII.	Other reserves:
	- Restatement reserve (Law 292/1993)		2,215			2,215

				2,215			2,215
VIII.	Retained earnings			8,884			9,033
IX.	Group net income			2,509			2,008

	Group Shareholders’ Equity			21,124			20,772
	Minority interests			191			70

	Total Shareholders’ Equity			21,315			20,842

B)	PROVISIONS FOR RISKS AND CHARGES
	- Retirement benefits		462			472
	- Taxes		2,515			3,104
	- Other		1,483			1,291
	Total provisions for risks and charges			4,460			4,867

C)	EMPLOYEE TERMINATION INDEMNITIES			1,298			1,415

		Due beyond			Due beyond
D)	ACCOUNTS PAYABLE	12 months			12 months

	- Bonds	7,171	10,431		8,000	8,076
	- Banks:
	. medium- and long-term debt	11,215	11,951		9,371	10,401
	. short-term debt		3,171			5,807
	- Payables to other financing entities:
	. commercial paper		1,457			1,444
	. other loans	146	170		334	348
	- Advances	33	3,108		36	2,024
	- Trade	168	5,770		43	6,707
	- Unconsolidated subsidiaries and associates		71			29
	- Taxes	236	1,747		121	1,010
	- Social Security	2	175		3	170
	- Other payables	505	3,204		604	3,316
	- Electricity Equalization Fund		377			385

	Total accounts payable			41,632			39,717

E)	ACCRUED LIABILITIES AND DEFERRED INCOME
	- Accrued liabilities			283			255
	- Deferred income			851			841
	Total accrued liabilities and deferred income			1,134			1,096

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY				69,839			67,937

COMMITMENTS

	- Guarantees given		17			14
	- Other commitments		39,825			48,510

Total commitments				39,842			48,524

CONSOLIDATED INCOME STATEMENT

In millions of euro
INCOME STATEMENT		2003		2002
		Sub-total	Total	Sub-total	Total

A)	REVENUES
	- Revenues from sales and services:
	. sale and transport of electricity	19,844		20,158
	. Electricity Equalization Fund contributions	179		187
	. connection fees	684		645
	. other sales and services	8,230		7,425

			28,937		28,415
	- Change in contract work in progress		1,085		921
	- Capitalized expenses		944		1,173
	- Other revenues:
	. contributions received	5		54
	. other	1,403		656

			1,408		710

Total revenues			32,374		31,219

B)	OPERATING COSTS
	- Materials and fuels		12,758		13,518
	- Services		4,641		5,110
	- Leases and rentals		734		721
	- Personnel:
	. wages and salaries	2,440		2,554
	. social security	675		700
	. employee termination indemnity	197		208
	. retirement benefits	26		22
	. other costs	102		105

			3,440		3,589
	- Depreciation, amortization and write-downs:
	. intangible asset amortization	1,253		1,142
	. tangible asset depreciation	3,257		3,333
	. other write-down of fixed assets	36		24
	. write-down of receivables included under current assets	173		146

			4,719		4,645
	- Change in inventories		36		(299)
	- Accruals to provisions for risks and charges		266		234
	- Other accruals		118		100
	- Other operating costs		930		721

Total operating costs			27,642		28,339

Operating income (A-B)			4,732		2,880

C)	FINANCIAL INCOME AND EXPENSE
	- Income from investments:
	. from associates	9		15

			9		15
	- Other financial income:
	. from investments in other companies	3		1
	. from long-term receivables:
	. other	25		7
	. from marketable securities	12		17
	. other financial income:
	. from associates	3		–
	. other	385		261

			428		286
	- Interest and other financial expense:
	. to associates	–		4
	. other	1,555		1,460

			1,555		1,464

Total financial income (expense)			(1,118)		(1,163)

INCOME STATEMENT		2003		2002
		Sub-total	Total	Sub-total	Total

D)	ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS
	- Write-ups:
	. of investments	2		–

			2		0

	- Write-downs:
	. of investments	87		74

			87		74

Total adjustments to the value of financial assets			(85)		(74)

E)	EXTRAORDINARY ITEMS
	- Income:
	. capital gains on disposal of assets	540		2,796
	. other	220		208

			760		3,004
	- Expense:
	. losses on disposal of assets	1		16
	. previous years’ taxes	89		2
	. other	806		2,250

			896		2,268

Total extraordinary items			(136)		736

Income before taxes and minority interests (A-B+C+D+E)			3,393		2,379
	- Income taxes		966		608
INCOME BEFORE MINORITY INTERESTS			2,427		1,771
	- Minority interests		82		237

GROUP NET INCOME			2,509		2,008

Notes to the Financial Statements

Basis of presentation and accounting principles

The Consolidated Financial Statements have been prepared in compliance with Italian Legislative Decree no. 127/91 and consist of the Balance Sheet, the Income Statement and the accompanying notes, all prepared in accordance with the format and rules provided by current regulations, complete with a number of attachments that constitute an integral part of the same, also prepared in accordance with the same regulations. With regards to information relating to the activity of the Group, events subsequent to the balance sheet date, research and development, and transactions with related parties, we refer to the comment provided in the Report on operations included. The Report includes also a Statement of Cash Flows.
All amounts are stated in millions of euro.
The scope of consolidation includes the Parent Company Enel SpA and those subsidiaries in which Enel SpA, directly or indirectly, holds the majority of the shareholders’ votes or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings, pursuant to article 2359 of the Italian Civil Code. Joint ventures in which the Group has a stake are consolidated using the proportional method.
As shown in the attached list, some subsidiaries with a small business volume or that are not operational, are not consolidated.
The list of subsidiaries consolidated using the line-by-line and the proportional method is enclosed and represents an integral part of the present notes. The financial year of such subsidiaries is in line with the calendar year.

In 2003 the scope of consolidation changed as a result of the following operations:

• disposal of Interpower on January 29, 2003. The company is deconsolidated from January 1, 2003;
• acquisition of control of the Maritza East III Power Company (power generation in Bulgaria) on April 7, 2003, and inclusion of the same in the consolidation from April 1, 2003.
• acquisition of control of Uniòn Fenosa Energìas Especiales (generation of electricity in Spain) on December 18, 2003 and consolidation of the same in the Balance Sheet at December 31, 2003.

CESI is currently accounted for under the equity method. As a result of the disposal of Interpower, the share held by the Group in the company declined to 40.92%, no longer sufficient to ensure a controlling influence.

Additional changes in the scope of activity affecting the comparability of the income statement for 2003 over that for 2002, are represented by the way-out of Eurogen (on May 31, 2002), and by the inclusion of the Camuzzi Group (consolidated from July 1, 2002) for the whole year.
The present notes show the effects of the above-mentioned changes with reference to the main items of the balance sheet.
For the purposes of a like-for-like comparison of income statements for the two years considered, the Report on operations includes in the Financial Review section a Restated Income Statement for 2002 that excludes the results of Eurogen and Interpower and is used for the analysis reported in such section.

Consolidation principles

The Consolidated Financial Statements reflect the accounts of subsidiaries at December 31, 2003, as approved by the respective corporate bodies.
Adjustments are made in the consolidation to eliminate the effect of tax-basis reporting and to comply with accounting principles adopted by the Parent Company. Such adjustments keep into account, whenever applicable, the related deferred and prepaid tax effect, recorded in the appropriate item.

The following consolidation principles, adopted in line with the previous year, deserve a mention:
•
the capital consolidation takes place by offsetting the carrying amounts of the investments against the proportionate amounts of the revalued equity of the subsidiaries at the time at which control is acquired. Any remaining debit differences are capitalized as goodwill (“consolidation differences” according to Italian rules denomination). Negative goodwill is recorded under Consolidation Reserve in the Consolidated Shareholders’ Equity;

•	minority interests in the income and Shareholders’ Equity of consolidated companies are recorded in the Income Statement and under Shareholders’ Equity in the Balance Sheet;
•	significant unrealized gains and losses from transactions between Group companies as well as receivables and payables, costs and revenues generated between consolidated companies are eliminated;
•	dividends distributed between Group companies are eliminated from the Consolidated Income Statement and reattributed to equity reserves;
•
Balance Sheet items of companies operating in countries not participating in the European Monetary Union are translated into euro at the exchange rate applicable at the balance sheet date (US dollar = 1.2630; British Pound = 0.7048; Brazilian Real = 3.6627). Income statement items are translated into euro at the average exchange rates for the year (US dollar = 1.1312; British Pound = 0.6920; Brazilian Real = 3.4680). Differences arising from the translation into euro of the accounts are netted against Retained earnings without profit/loss effect. At Dec. 31, 2002, Balance Sheet items of the Brazilian subsidiary TSN were translated using the historical exchange rate method. Due to the transfer of such subsidiary to Terna and its future exclusion from the consolidation, in 2003 it has been deemed appropriate to convert such amounts at the current exchange rate. Considering the exchange-rate of the Brazilian Real in 2003, such change did not have a significant impact.

The Group does not currently operate in hyperinflationary economies.

Accounting principles

The accounting principles used in the preparation of the Financial Statements at December 31, 2003 are consistent with those applied in the Financial Statements of the previous year. These policies comply with article 2426 of the Italian Civil Code, supplemented by the accounting principles issued by the Italian accounting profession and, where lacking and applicable, by the IAS (International Accounting Standards) issued by the IASB.
Main accounting principles adopted are illustrated below.

Intangible assets

They include the non-amortized balance of investments whose economic life spans over several years, stated at purchase or production cost, inclusive of any additional expense incurred. In case of permanent impairment in value, the cost is written down accordingly and restored, net of amortization, if the reasons for such write-down subsequently cease to exist.
Amortization is calculated on a straight line basis over a period deemed to be representative of the expected useful life of the assets. Goodwill is recorded in the Balance Sheet when acquired for a consideration; amortization is calculated on a straight-line basis over five years or a different period if deemed to be more representative of the related business. Such method is adopted also for consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund (ESEPF), pursuant to Law 488 dated December 23, 1999 (2000 Budget Law), has also been recorded under intangible assets. The amount is amortized over a period of 20 years, as also allowed by the same Law.

Tangible assets

Tangible assets are stated at purchase or construction cost, inclusive of any additional expense incurred and adjusted by revaluations made pursuant to applicable regulations. Fixed connection fees paid by customers in the electricity sector were recorded until December 31, 2001 as adjustments to the cost of capital expenditure made on distribution networks, as they were directly correlated and referred to these. Starting with 2002, fixed connection fees are no longer correlated to the mentioned capital expenditure due to the new technological environment and to the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. They are therefore recorded as revenues in the year in which they are invoiced.
In case of permanent impairment in value, tangible assets are written down accordingly. The original value of the asset, net of depreciation, is restored if the reasons for such write-down subsequently cease to exist.
Ordinary maintenance costs are charged to the income statement for the year in which they are incurred.
Tangible assets are depreciated on a straight line basis, using rates reflecting their expected economic residual useful life (economic depletion). Assets in concession are depreciated over the life of the concession, where this is shorter than the expected useful life, as defined above.

Main depreciation rates applied are shown in the table below.

Ordinary depreciation rate
Buildings	2.5%
Hydroelectric power plants (1)	2.5%
Thermal power plants (1)	5.0%
Geothermal power plants	8.0%
Power plants using other resources	4.7%
Power lines	2.50	%(2)
Transformer stations	2.38%-3.13	%(3)
Medium- and low -voltage distribution lines	5.0-5.5%
Gas distribution networks and meters	2.0-4.0%
Telecommunications equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(1)	Excluding assets in concession
(2)	Rates applied from January 1, 2003; previously equal to 2.85%.
(3)	Rates applied from January 1, 2003; previously equal to 5.00%.

The above rates are reduced by half for assets acquired during the year.

Assets held under a finance lease are accounted for in accordance with International Accounting Principle no.17.

Fixed financial assets

Equity investments in associates different from joint-ventures are accounted for under the equity method.
Equity investments in a number of subsidiaries, excluded from the consolidation as not significant, and investments in other companies, are carried at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Income Statement as a revaluation. Advances paid towards the purchase of investments are recorded among receivables under Fixed financial assets.

Inventories

Raw materials, auxiliary and consumption goods are valued at the weighted average purchase cost.
Obsolete and slow moving stocks are written down to their estimated realizable value. Real estate properties available for sale are valued at the lower of cost or, for a portion of them, at the value at which they were transferred, and current market value.
Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and short-term financial assets

Receivables are recorded at their expected realizable value and classified among Financial assets and Current assets, according to their nature and use.
Investments in associates included among marketable securities, are recorded at the lower of cost and expected realizable value.

Marketable securities are valued at the lower of acquisition cost and market value. In the case of listed securities, the market value corresponds to the average Stock Market price for the month of December.

Accruals and deferrals

Accruals and deferrals are recorded as accrued. Issue discounts and other costs relating to financing are recorded in the income statements over the term of the loan or issue to which they relate.

151

Provisions for retirement benefits

The provision includes primarily the estimated present value of the amount due as supplementary pension benefits for managers of Italian Group companies who retired prior to April 1, 1998. The provision also includes compensation paid in lieu of notice to existing personnel entitled to the same pursuant to applicable collective labor contracts and union agreements.

Other provisions for risks and charges

Other provisions for risks and charges are accrued against known or probable losses and charges, the amount and timing of which are undetermined at the balance sheet date. Accruals are calculated on the basis of the best estimate made according to information available.

Provision for employee termination indemnity

The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the balance sheet date, net of advances made and Pension Fund contributions withheld.

Accounts payable

Payables are stated at face value.

Capital grants

Grants related to assets are recorded as deferred income when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints. Grants are deferred and recorded in the Income Statement over the depreciable life of the assets to which they relate.

Other grants

Other grants are recorded in the Income Statement when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints.

Revenue recognition

Revenues from the sale and transport of electricity and gas to end users relate to quantities supplied in the period and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based, where applicable, on law provisions and tariffs established by the Italian Authority for Electricity and Gas or other similar foreign institutions, applicable for the year.

Revenues for the Telecommunications Division from traffic, connections and roaming are recorded in the Income Statement according to usage by customers and telephone operators, recognizing revenues under the accrual method.
Revenues from other services and the sale of goods are recorded at the time when the service is supplied or the title of ownership of the goods is transferred to the customer.

Income taxes

Income taxes are recorded among tax payables net of advances paid based on the expected taxable income as provided by law, keeping into account applicable exemptions and tax credits.
Deferred tax assets and liabilities are recognized on temporary differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date. Deferred tax assets on loss carry-forwards are also recorded.
Deferred tax assets are stated under Other receivables and are recognized when there exists reasonable certainty of their realization. In particular, those relating to loss carry-forwards are recorded limited to the amount that is reasonably expected to be retrieved in the future, within the time limits set by applicable tax regulations.
Deferred tax liabilities are accrued to the Tax provisions when and to the extent the underlying temporary differences are expected to be taxable in the future.

Translation of amounts denominated in foreign currencies

Receivables and payables denominated in currencies other than the euro are translated into euro at the exchange rate in effect at the date of the transaction.
At the end of the year, amounts denominated in currencies other than the euro are translated into euro at exchange rates at the balance sheet date, while differences are recorded in the Income Statement as Financial income and expenses, keeping into account possible hedging contracts.

Financial derivatives

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions as well as general risk.

Interest rate differentials accrued at year-end on interest rate hedging instruments are recorded in the Income Statement among financial income and expenses, in line with charges related to the underlying liabilities.

Foreign currency hedging instruments are valued at the spot rate at the Balance Sheet date. Related gains and losses are recorded in the Income Statement as exchange rate differences under Other financial income and expenses. Premiums and discounts paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current fuel cost reimbursement system, set by applicable norms, are recorded in the income statement among Other revenues. If the economic effect of the hedged transaction has not yet accrued, the corresponding economic effect relating to the hedging instruments is deferred.

Financial derivatives originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the Balance Sheet date. The corresponding effect of the valuation is recorded among Financial charges.

Environmental costs

Environmental costs relate to the avoidance, reduction and monitoring of the environmental impact of production activities. Such costs are capitalized to the extent that they prolong the useful life, increase the capacity or improve the safety of tangible assets.
Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

Commitments

Guarantees are recorded at an amount equal to the amount of debt for which the guarantee is granted.
Commitments with suppliers are determined according to contracts in force at the end of the year that do not fall within the normal “operating cycle”, limited to the part that has not yet been executed.
Forward currency agreements are recorded at the settlement price stated in the contract.
Commodity risks hedging contracts are recorded at the notional value to which they make reference.

Balance Sheet – Assets

Fixed assets

Intangible assets — Euro 13,576 million

Changes in intangible assets

			Change in			Coming	Disposals
		Ordinary	scope of	Write-		into	and other
In millions of euro		increases	consolidation	downs	Amortization	service	changes

	at Dec. 31,							at Dec.
	2002							31, 2003

Incorporation costs	28	5	36	–	(13)	16	(7)	65
Research, development and advertising	81	10	–	–	(47)	1	(5)	40
Industrial patents and intellectual property rights	465	186	–	(1)	(215)	90	(36)	489
Concessions, licenses, trademarks and similar rights	2,839	17	6	(4)	(149)	–	(2)	2,707
Goodwill and consolidation differences:
- Goodwill	1,717	6	–	(1)	(110)	–	(1)	1,611
- Consolidation differences	5,674	1,411	139	(14)	(483)	–	(25)	6,702
Total goodwill and consolidation differences	7,391	1,417	139	(15)	(593)	–	(26)	8,313
Work in progress and advances	285	72	–	(1)	–	(147)	(10)	199
Other:
- extraordinary contribution for the suppression of the Electricity Sector Employee Pension Fund	1,546	–	(35)	–	(89)	–	–	1,422
- software development	115	26	–	(3)	(68)	23	2	95
- charges for the allocation of telecommunications frequencies	51	–	–	–	(3)	–	–	48
- other	228	33	8	(2)	(76)	17	(10)	198
Total other	1,940	59	(27)	(5)	(236)	40	(8)	1,763

TOTAL	13,029	1,766	154	(26)	(1,253)	–	(94)	13,576

Ordinary increases reflect the following changes occurred in the year:
•	acquisition of the residual 26.6% share in WIND determining the recording of a consolidation difference of euro 1,411 million;
•	implementation of the SAP system in the Networks, Infrastructure and Sales Divisions;

•
acquisition by WIND of new proprietary and licensed software used for billing customers in Greece, the management of networks and administrative systems, the improvement of customer service, in addition to costs incurred for the development of software in use.

Intangible assets are analyzed below.

Incorporation costs include euro 35 million of start-up costs incurred by Maritza East III Power Company AD, acquired at the beginning of April 2003, for the pre-operating activities of the Stara Zagora (Bulgaria) power plant. These costs are amortized over a period of 18 years, equal to the term of the concession under which the plant is operated. The residual amount includes start-up costs incurred in the past by WIND, in addition to incorporation costs, amendments to the by-laws and capital stock increases relating to other subsidiaries, amortized over 5 years.

Research, development and advertising costs relate to the cost of advertising campaigns carried out by WIND to support new services and trademarks, in addition to costs for the launch of new services and the promotion of its new image following the merger with Infostrada. They are amortized over 5 years.

Industrial patents and intellectual property rights consist primarily of costs incurred by WIND, Enel Distribuzione and Enel.it for the acquisition of proprietary and licensed software. The increase is due to costs incurred in the year for the acquisition of a new SAP information system by Enel Distribuzione and of NT UNIX applications by Enel.it. With regards to WIND, main expenditures were concentrated on software for running the network, billing process and customer services, the development of Internet portals and administrative systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).

Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the bid for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS – IMT 2000) and, subsequently, for the issue of the same, amounting at the end of 2003 to euro 2,318 million. The original cost amounts to euro 2,447 million, amortized over the residual life of the license, while the amortization expense for the year amounts to euro 129 million. The license was issued on January 10, 2001 for a term of 20 years, effective January 1, 2002 and is amortized over such term. Amortization started in 2003 following the testing of the service in some areas.

The item includes also euro 318 million relating to the charges incurred by Infostrada (now part of WIND) to acquire the right of access to the network owned by Italian State Railways and the right to use the related optical fiber network, both acquired on April 7, 1998. The right of access to the network is amortized on the basis of the residual duration of the same (30 years), while the right to use the existing optical fiber network is amortized over 20 years.

Goodwill and consolidation differences are analyzed jointly since they arose from the same acquisitions of businesses in recent years that affected both items.

Goodwill and consolidation differences

		Accumulated
		amortization
	Historical	and write-		Amortization
In millions of euro	cost	downs	Balance at	expense for	Amortization period

			Dec. 31, 2003	2003

Telecommunications	9,771	3,011	6,760	500	15 years
Gas Area	701	111	590	45	15 years
Viesgo	757	76	681	38	20 years
Enel North America and Enel Latin America	168	24	144	9	20 years
Marita	16	1	15	1	20 years
Enel Uniòn Fenosa Renovables	123	–	123	–	20 years

Total	11,536	3,223	8,313	593

Increases in the year were generated by the following operations:
•
acquisition of a 26.6% share in the capital stock of WIND from the France Telecom Group carried out through Enel Investment Holding BV. The basic price for the acquisition, paid out on July 1, 2003, amounts to euro 1,330 million. The agreement provides both for the cancellation of the call option held by France Telecom, giving it the right to increase its share in WIND to 44%, and a partial reimbursement mechanism in favor of France Telecom in case Enel should sell WIND shares before December 2004 receiving a cash price per share higher than that received by France Telecom pursuant to the agreement. In addition to the basic price, the seller was reimbursed euro 59 million of capital contributions made to WIND. The consolidation difference arisen from the acquisition amounts to euro 1,411 million, representing the difference between the amount paid (euro 1,389 million) and the related share in the Net Equity of WIND at the date of the transaction;

•	acquisition of control of the Maritza East III Power Company on April 7, 2003, determining the recording of a consolidation difference of euro 16 million. The amount is amortized over 20 years, deemed appropriate for the activity, the term of the concession and international practice in the industry;
•
acquisition of 80% of Uniòn Fenosa Energìas Especiales (subsequently renamed Enel Uniòn Fenosa Renovables), a Spanish operator in the field of renewables. Transaction was concluded on December 18, 2003 and the company was consequently included in the Consolidated Balance Sheet at December 31, 2003. A consolidation difference of euro 123 million was accounted for.

Goodwill and consolidation differences relating to Telecommunications arose primarily at the time of the acquisition of Infostrada (now part of WIND) on March 31, 2001 and, to a lesser extent upon the acquisition of a 5.63% share in WIND from Deutsche Telekom in July 2000 and the mentioned 26.6% share from France Telecom. The carrying value at the balance sheet date is supported by the valuation of the Group’s Telecommunications business, based on a discounted cash flows approach, taking into account the 2004-2008 business plan. Results achieved in 2003 exceeded targets set in the previous business plan.

With reference to the Gas sector, goodwill mainly refers to sales activities. Amortization is calculated over 15 years, a term deemed in line with current and expected results of such activities.

Consolidation differences and goodwill relating to electricity generation activities (Viesgo, Enel North America, Enel Latin America, Maritza and Enel Uniòn Fenosa Renovables) are amortized over 20 years, a term deemed appropriate for the industry, in line with the term of long-term electricity sale contracts held by some of the companies, with strategic plans and international practice in the sector.

Work in progress and advances include costs incurred in projects of various nature – such as the development of a cartography system for the electricity distribution networks, the implementation of new operating systems and leasehold improvements on technical sites in the Telecommunications sector – in addition to costs incurred in the acquisition of rights deriving from two contracts for the construction of waste-to-energy plants.

The extraordinary contribution due following the suppression of the Electricity Sector Employee Pension Fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Changes reflect the amortization for the year and the deconsolidation of Interpower and CESI.

Software development costs relate to operating programs developed for internal use, having a useful life spanning over several years, amortized over 3 years.

Charges for the allocation of telecommunications frequencies relate to the contribution provided for by Ministerial Decree no. 113 dated March 25, 1998, to reimburse expenses incurred by the Ministry of Defense following changes introduced in 1998 to the national frequency allocation plan. Such contribution is amortized over 20 years, corresponding to the residual life of the license for the exercise of mobile telecommunications services (DCS 1800).

Other costs include primarily leasehold improvements carried out by WIND on technical sites in addition to other intangible assets acquired by Enel North America and Enel Latin America, amortized over their residual useful life.

Tangible assets – Euro 37,155 million

Changes in tangible assets

							Current
			Coming			Changes in	divestments
		Capital	into		Write-	scope of	and other
In millions of euro		expenditure	service	Depreciation	downs	consolidation	changes

	at Dec. 31,							at Dec. 31,
	2002							2003

Land and buildings	5,190	92	232	(267)	(43)	(68)	98	5,234
Plant and machinery	29,335	1,984	1,409	(2,805)	(156)	(173)	(329)	29,265
Industrial and commercial equipment	150	23	4	(38)	–	(5)	–	134
Other assets	416	77	49	(147)	(4)	(4)	(5)	382
Total tangible assets	35,091	2,176	1,694	(3,257)	(203)	(250)	(236)	35,015
Work in progress and advances	2,442	1,447	(1,694)	–	(8)	(31)	(16)	2,140

TOTAL	37,533	3,623	–	(3,257)	(211)	(281)	(252)	37,155

Revaluations to the historical cost of assets at December 31, 2003 made pursuant to specific laws (including Law no. 292/1993) are shown below:

In millions of euro
Land and buildings	2,233
Plant and machinery	8,089
Equipment, other assets and plant under construction	12

Total	10,334

The table below shows gross book value of tangible fixed assets at December 31, 2003, accumulated depreciation and the resulting net book value. The table also reports the percentage of accumulated depreciation on gross book values at December 31, 2003, compared with the same at December 31, 2002:

	Gross book	Accumulated	Net book	Accumulated depreciation on total
In millions of euro	value	depreciation	value	gross book value (%)

				at Dec. 31, 2003	at Dec. 31, 2002

Land and buildings	8,791	3,557	5,234	40.5%	37.3%
Plant and machinery	73,121	43,856	29,265	60.0%	59.2%
Industrial and commercial equipment	533	399	134	74.9%	73.0%
Other assets	1,146	764	382	66.7%	60.8%

Total tangible assets	83,591	48,576	35,015	58.1%	57.1%

Tangible assets by category of use

		Accumulated
In millions of euro	Gross book value	depreciation	Net book value

Generating plants (1)
- thermal	17,432	10,025	7,407
- hydroelectric	8,178	3,599	4,579
- geothermal	1,634	970	664
- alternative resources	434	66	368
Total generating plants	27,678	14,660	13,018
Power lines and transformer stations	7,160	3,389	3,771
Electricity distribution networks	34,961	24,886	10,075
Telecommunications networks	5,124	1,868	3,256
Gas distribution networks	2,573	944	1,629
Primary and secondary cabin buildings	1,209	621	588
Office buildings, commercial properties, etc .	2,558	698	1,860
Equipment and other assets	2,328	1,510	818
Total tangible assets	83,591	48,576	35,015
Work in progress and advances	2,140	–	2,140

TOTAL	85,731	48,576	37,155

(1)	Includes the value of industrial property.

Tangible assets include assets in concession for a net book value of euro 2,817 million, consisting mainly of hydroelectric plants (euro 2,667 million, of which euro 343 million relating to Spanish generation plants of the Viesgo Group).

Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concessions for the exploitation of large water bodies held in Italy by Enel at year 2029. Law no. 340 dated November 24, 2000 extended to 2020 concessions regarding State property used for thermal generation activities. Barring the renewal of the concessions, at such date, all water collection and regulation works, in addition to high pressure and drainage pipes on public soil, shall be returned free of charge to the State in good working order.
The Autonomous Provinces of Trento and Bolzano, pursuant to the above Decree, set the expiration of water concessions at 2010. The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.
The gas distribution networks of Camuzzi Gazometri are subject to a restraint on disposal, the majority of which is being canceled, for a total nominal value of euro 20 million, pledged as guarantee for loans whose residual balance at December 31, 2003 is equal to euro 0.8 million.
Capital expenditure

In millions of euro
	2003	2002

Generating plants (domestic and international operations):
- thermal	570	696
- hydroelectric	128	80
- geothermal	51	102
- alternative resources	61	82
Total generating plants	810	960
Power lines and transformer stations	363	417
Domestic electricity distributions networks	1,444	1,680
Foreign electricity distributions networks	43	45
Gas distribution networks	71	47
Telecommunications networks	685	1.550
Land, buildings, other assets and equipment	207	410

TOTAL CAPITAL EXPENDITURE	3,623	5,109

The significant decline in capital expenditure is due mainly to the following factors:
•	nearing completion of the conversion of power plants to combined-cycle technology;
•	lower investment requirements in the telecommunications network due to the current level of land and population coverage;
•	a reduction in capital expenditure in “non-core” activities;
•	lower work on electricity distribution networks for the improvement of service standards, due to the level of service already achieved, recognized and compensated for by the Authority.

With reference to depreciation, in 2003 the useful life of transmission lines owned by Terna was extended after an appropriate review. The application from January 1, 2003 of lower depreciation rates for such assets resulted in a euro 104 million reduction in the ordinary depreciation over 2002, in which it was calculated on higher depreciation rates. The comparability of the depreciation expense of this category of assets for the two years, equal respectively to euro 242 million in 2002 and euro 140 million in 2003, is therefore affected by the mentioned change in the useful life of the assets.

Write-downs include euro 133 million relating to parts of the Torre Valdaliga Nord (Civitavecchia) power station no longer usable due to the conversion from fuel oil to coal, currently underway. Negative adjustments relating to past years’ capital grants amounting to euro 60 million were also recorded. Both amounts are allocated, in line with their nature, among extraordinary items.

Changes in the scope of consolidation relate to the following operations:
•	the disposal of Interpower, which resulted in the deconsolidation of tangible fixed assets amounting to euro 450 million;
•	deconsolidation of CESI, resulting in an impact of euro 55 million;
•	acquisition of Uniòn Fenosa Energìas Especiales (renamed Enel Uniòn Fenosa Renovables), determining an increase of euro 169 million;
•	acquisition of Maritza, determining an increase of euro 55 million.

With regards to disposals, that of local electricity distribution networks (Brescia and other minor municipalities) and commercial property amounted respectively to euro 75 million and euro 52 million in terms of book value. Capital gains amounted to euro 165 million for the networks and euro 29 million for commercial property. Other changes consist primarily of negative adjustments amounting to euro 51 million due to the exchange-rate differences (primarily US dollars), the reclassification of buildings available for sale among inventories, accounting for euro 22 million, and ordinary disposals amounting to euro 38 million.

Following a detailed analysis, secondary cabin buildings amounting to euro 155 million were reclassified from “plant and equipment” to item “land and buildings” for a more appropriate reporting.

Revaluations made pursuant to the 2004 Budget Law (Law no. 350 dated December 24, 2003) determined a euro 41 million increase in the gross book value of assets recorded in the Consolidated Financial Statements, of which euro 14 million relating to land and buildings and euro 27 million to plant and equipment. The corresponding increase in the Group Shareholders’ Equity amounts to euro 33 million, equal to the mentioned revaluation, net of substitute tax payables, of euro 8 million.

Financial assets – Euro 2,060 million

Financial assets

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Equity investments:
- in unconsolidated subsidiaries	–	7	(7)
- in associates	244	293	(49)
- in other companies	91	85	6
Total equity investments	335	385	(50)
Receivable from unconsolidated subsidiaries and associates	3	–	3
Receivable from others:
- withholding taxes on employee termination indemnities (Law no. 662/1996)	83	109	(26)
- financial receivables from other financing entities	1,528	–	1,528
- other	111	103	8
Total receivables from others	1,722	212	1,510
Other securities	–	3	(3)

TOTAL	2,060	600	1,460

Equity investments in unconsolidated subsidiaries at December 31, 2002, related almost entirely to Enel M@p and Metan Gas Sicilia, now consolidated on a line-by-line basis.

Equity investments in associates

In millions of euro	% ownership		% ownership

	at Dec. 31, 2003		at Dec. 31, 2002		2003-2002

Immobiliare Foro Bonaparte SpA	103	49.00%	114	49.00%	(11)
Immobiliare Porta Volta SpA	5	49.00%	5	49.00%	–
Immobiliare Progetto Ostiense SpA	2	49.00%	2	49.00%	–
Leasys SpA	37	49.00%	109	49.00%	(72)
Hydroitalia SpA	15	25.50%	–	–	15
Compagnia Porto di Civitavecchia SpA	13	25.00%	13	25.00%	–
Gesam SpA	13	40.00%	13	40.00%	–
CESI SpA	10	40.92%	–	–	10
Euromedia Luxembourg One SA	9	28.57%	12	28.57%	(3)
E.T.A. S.r.l.	–	–	6	40.00%	(6)
AES Distrib. Salvador. y Comp.	5	20.00%	7	20.00%	(2)
Star Lake Hydro Partnership	5	49.00%	5	49.00%	–
Lotti & Associati SpA	–	–	3	40.00%	(3)
Energìas Ambientales EASA SA	5	30.00%	–	–	5
Idrolatina Srl	5	23.00%	–	–	5
Parque Eòlico Montes de las Navas SA	2	30.00%	–	–	2
Other	15	–	4	–	11

Total	244		293		(49)

The euro 49 million decline with respect to December 31, 2002 is due primarily to:
•	euro 72 million write-down of the equity investment in Leasys, due to the loss reported by the same;
•	euro 11 million adjustment of the equity investment in Immobiliare Foro Bonaparte as the net effect of dividends received and the reimbursement of part of the share premium reserve;
•	the acquisition for euro 15 million of a 25.5% share in Hydroitalia, subsequently renamed En.Hydro, owner of the largest sewage treatment network in Italy;
•	first-time consolidation of Enel Uniòn Fenosa Renovables that holds investments in associates amounting to euro 16 million;
•
accounting of the investment in CESI (formerly consolidated) under the equity method as a result of a reduction in the share held from 43.92% to 40.92%. The 3% share disposed of was held by Interpower, sold in January 2003. The current ownership share does not allow the exercise of control over the company.

Equity investments in other companies

In millions of euro	% ownership		% ownership

	at Dec. 31, 2003		at Dec. 31, 2002		2003-2002

Echelon Corporation	32	7.42%	36	7.60%	(4)
LaGeo SA (formerly GeSal)	26	12.50%	26	12.50%	0
Red Elèctrica Española	15	1.00%	–	–	15
Sheldon Springs Hydro Associates	8	1.00%	9	1.00%	(1)
Cam Tecnologie SpA	–	–	5	10.00%	(5)
Lower Saranac Hydro Partners LP	3	1.00%	4	1.00%	(1)
Eutilia N.V.	–	–	2	9.81%	(2)
Selecta SpA	–	–	1	4.30%	(1)
Other	7	–	2	–	5

Total	91		85		6

In 2003, Electra de Viesgo Distribuciòn acquired for euro 15 million a 1% share in Red Eléctrica Española’s capital stock, owner of the high- and very-high voltage Spanish electricity transmission network. The equity investment in Echelon, acquired in the context of the digital meter project and listed in the United States, was written down by euro 4 million to bring it into line with the US dollar exchange rate.

“Withholding taxes on employee termination indemnities” relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease registered is due to the reduction in the headcount.

“Financial receivables from other financing entities” include euro 1,500 million relating to the amount receivable by the Parent Company from a primary Italian bank in the context of the refinancing of a euro 1,500 million loan extended in 2001 to Infostrada (now part of WIND). The refinancing involved the transfer of the loan from the original lending banks to a bank acting as a fronter (a primary Italian financial institution), against a guarantee provided by the Parent Company through a guarantee deposit of the same amount, remunerated at conditions that match those of the new loan. Considering the favourable conditions at which the Parent Company drew down funds on the market, the refinancing generates considerable savings on financial expense.

“Other items” relate mainly to loans made to employees at current rates of interest for the acquisition of their first home and to face exceptional economic hardships, in addition to security deposits.

Current assets

Inventories – Euro 4,211 million

Inventories

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Materials and fuels:
- fuel	534	682	(148)
- materials, equipment and other stocks	485	346	139
Total	1,019	1,028	(9)
Residential buildings available for sale	263	340	(77)
Contract work in progress	2,880	1,731	1,149
Finished goods and merchandise	42	98	(56)
Advances	7	69	(62)

TOTAL	4,211	3,266	945

The decline in fuel stocks can be traced primarily to the effect of the deconsolidation of Interpower and to lower stocks of natural gas.

Other inventories are made up primarily by materials, equipment and other stocks used in operations, maintenance and the construction of plant. They increase due to materials of the Networks and Infrastructure Division used in investing activities.

Residential buildings available for sale decline due to disposals in the year and relate primarily to residential property.

The increase in contract work in progress is due primarily to the development of activities in the Engineering and Contracting sector. The increase is consistent with advances paid by customers, recorded under liabilities.

Finished products inventories consist of telephone sets and related accessories for resale.

Receivables – Euro 10,952 million

Receivables

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Trade receivables:
- sale and transport of electricity	4,491	4,969	(478)
- telecommunications	1,100	948	152
- distribution and sale of gas to end users	488	337	151
- other activities	893	857	36
Total	6,972	7,111	(139)
Unconsolidated subsidiaries and associates	31	13	18
Electricity Equalization Fund	306	396	(90)
Other:
- income and other taxes receivable	968	1,679	(711)
- deferred tax assets	2,038	1,669	369
- other receivables	637	623	14
Total	3,643	3,971	(328)

TOTAL	10,952	11,491	(539)

The decline in trade receivables in the electricity sector is due primarily to the collection of receivables from the ISO for electricity withdrawn by free market operators in 2002, in addition to lower electricity sales on the domestic free market.

The increase in trade receivables for the telecommunications and gas sectors is due to the growth of activity.

Trade receivables are recorded net of the provision for doubtful accounts amounting, at December 31, 2003, to euro 328 million, against a beginning balance of euro 476 million. The accrual for the year recorded in the Income Statement amounts to euro 173 million, while the balance is represented by uses and the impact of changes in the scope of consolidation.

Receivables from the Electricity Equalization Fund at the end of the year amount to euro 306 million. They include euro 102 million relating to the reimbursement of charges incurred on account of green certificates in 2002 against electricity generated from non-renewable resources in 2001 distributed on the regulated market. The balance includes amounts due to the Group mainly as contributions for the generation of electricity carried out in past years by plants falling under the incentives of CIP Resolution no. 6/92. Receivables are countered by payables to the Electricity Equalization Fund amounting to euro 377 million (euro 385 million at December 31, 2002). Net payables amount therefore to euro 71 million. At December 31, 2002, the net balance held with the Electricity Equalization Fund amounted to a net receivable of euro 11 million. The euro 82 million difference is due primarily to the collection of contributions accrued in the past and the deconsolidation of CESI, whose receivables for research activities carried out amounted at the end of 2002 to euro 58 million.

Tax receivables amount to euro 968 million and decline by euro 711 million mainly due to lower tax receivables (down euro 548 million) offset by a decline in tax and VAT payables (down euro 131 million).

Deferred tax asset

		Income	Other
In millions of euro		Statement	changes

	at Dec. 31,
	2002	2003		at Dec. 31, 2003

Temporary differences pertaining to accrued to risk provisions and assets write-downs	752	20	(18)	754
Tax loss carry-forwards	720	220	1	941
Write-down of equity investments that may be carried forward for five years	52	53	8	113
Consolidation adjustments and other items	145	95	(10)	230

Total	1,669	388	(19)	2,038

The increase in deferred tax assets, equal to euro 369 million, is due to the following factors:
•	net euro 221 million increase in deferred tax assets calculated on tax loss carry-forwards, of which euro 207 million relating to WIND;
•	tax effect on consolidation adjustments (mainly elimination of infragroup unrealized gains) having an impact of euro 95 million;

•	net increase of euro 61 million in deferred tax assets connected with the carry-forward for five years of write-downs in equity investments;
•	change in the scope of operations, determining a decline of about euro 19 million, due almost entirely to the way-out of Interpower and CESI.

The euro 388 million amount recorded in the Income Statement for 2003 is affected by the euro 23 million resizing in the beginning balance due to the adjustment made as a result of the new 33% IRES (income tax) tax rate.

Total deferred tax assets relating to tax loss carry-forwards amount to euro 941 million, of which euro 859 million relating to WIND. Of these, euro 174 million pertains to losses that may be carried forward indefinitely, while the balance expires between 2005 and 2008.

In 2003, WIND continued the program for the securitization of its trade receivables started in 2002. The face value of receivables securitizated in 2003 amounts to euro 1,213 million, of which euro 105 million not yet falling due at December 31, 2003. The amount received against the securitization of receivables is equal to their face value net of a discount, and is paid partly in cash and partly through the underwriting on the part of the seller of subordinated units that may not be traded on a regulated market and whose value is calculated monthly based on the collection of receivables discounted. The risk of default borne by the seller, connected with the credit standing of debtors, is limited to the value of the said units and amounts, at the end of 2003, to euro 149 million, recorded among “other receivables” (as compared with euro 124 million at December 31, 2002). The above amount is net of the related provision for doubtful accounts, equal, at the end of the year, to euro 45 million (as compared with euro 9 million at December 31, 2002). Both the part paid in cash and the part to be collected in the future, represented by the said units, of securitizated receivables are eliminated from assets.

Short-term investments – Euro 1,032 million

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Investments in associates	–	31	(31)
Marketable securities:
- Enel bonds	519	515	4
- other fixed income securities	26	37	(11)
Total	545	552	(7)
Financial receivables	487	676	(189)

TOTAL	1,032	1,259	(227)

At December 31, 2002 investments recorded under current assets consisted exclusively of associate Tesa Piacenza, held by Camuzzi Gazometri and sold in 2003 for euro 40 million.

Own bonds include euro 499 million of “Special bonds reserved to Enel employees”, acquired back by the Parent Company as provided by the terms of the issue.

Other bonds are made up prevalently by Government bonds, of which euro 25 million deposited as collateral for fuel hedging contracts.

Financial receivables are represented by receivables on factoring transactions. They decline by euro 189 million on 2002 due primarily to the reduction of receivables discounted by suppliers of WIND as a result of the lower capital expenditure in the year.

Cash and cash equivalents – Euro 426 million

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Bank deposits	421	351	70
Post Office deposits	3	9	(6)
Cash on hand	2	4	(2)

Total	426	364	62

Bank deposits include cash balances used in operating activities.

Cash and cash equivalents are available on demand, with the exception of euro 35 million pledged as collateral for transactions entered into by Enel North America and Enel Latin America.

Accrued income and prepaid expenses

Accrued income and prepaid expenses – Euro 427 million

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Accrued income:
- financial receivables	37	4	33
- operating receivables	2	3	(1)
Total	39	7	32
Prepaid expenses:
- Issue discounts	2	0	2
- Other:
- financial expenses	152	181	(29)
- operating expenses	234	207	27
Total	388	388	0

TOTAL	427	395	32

Accrued financial income increase due to timing differences in the payment of interest and to the refinancing of the euro 1,500 million loan extended to WIND, described in the note to Fixed financial assets.

Receivables by maturity

		Falling due
		between Jan. 1,	Falling due
	Maturing by	2005 and Dec. 31,	beyond
In millions of euro	Dec. 31, 2004	2008	Dec. 31, 2008	Total

FINANCIAL RECEIVABLES	40	683	1,002	1,725
CURRENT RECEIVABLES
Trade receivables	6,884	87	1	6,972
Receivables from unconsolidated subsidiaries and associates	30	1		31
Receivables from others	2,073	1,468	102	3,643
Receivables from Electricity Equalization Fund	306			306
Total current receivables	9,293	1,556	103	10,952

Balance Sheet — Liabilities and Shareholders’ Equity

Shareholders’ Equity

Changes in Shareholders' Equity

			Restatement
	Capital	Legal	reserve (Law	Retained
In millions of euro	stock	reserve	no. 292/1993)	earnings	Net income	Total

Balance at Dec. 31, 2001	6,063	1,453	2,215	7,009	4,226	20,966
Translation of foreign companies’ Financial Statements and other changes	–	–	–	(19)	–	(19)
Appropriation of 2001 earnings:
- dividends	–	–	–	–	(2,183)	(2,183)
- accruals to reserves	–	–	–	2,043	(2,043)	-
2002 net income	–	–	–	–	2,008	2,008
Balance at Dec. 31, 2002	6,063	1,453	2,215	9,033	2,008	20,772
Translation of foreign companies’ Financial Statements and other changes	–	–	–	(7)	–	(7)
Revaluations	–	–	–	33	–	33
Appropriation of 2002 earnings:
- dividends	–	–	–	–	(2,183)	(2,183)
- uses of reserves	–	–	–	(175)	175	-
2003 net income	–	–	–	–	2,509	2,509

BALANCE AT DEC. 31, 2003	6,063	1,453	2,215	8,884	2,509	21,124

Capital stock – Euro 6,063 million

The capital stock is currently made up by 6,063,075,189 ordinary shares of nominal value euro one each.
At December 31, 2003, according to the Shareholders’ Register and information available, there are no shareholders holding an interest larger than 2% of the capital stock of the Company other than the Italian Treasury (with 50.63% of the capital stock) and its subsidiary Cassa Depositi e Prestiti SpA (with 10.35% of the capital stock).

Legal reserve – Euro 1,453 million

The legal reserve represents 24% of the Parent Company’s capital stock.

Restatement reserve (Law no.292/1993) – Euro 2,215 million

It includes the residual amount of adjustments accounted upon the transformation of Enel from Governmental Entity to corporation.
No tax credit or taxation is applicable to shareholders on the amounts distributed from the reserve as this does not constitute a dividend distribution pursuant to article 44, comma 1, of Presidential Decree no. 917 dated December 22, 1986 (article 47, comma 5 of Legislative Decree no. 344 dated December 12, 2003, effective from January 1, 2004).

Retained earnings – Euro 8,884 million

Changes in the year relate to the excess dividend distributed in 2003 with respect to 2002 consolidated net income, in addition to the impact of the translation of financial statements of foreign subsidiaries stated in currencies other than the euro (mainly US dollars). With reference to the revaluation of company assets carried out pursuant to Law no. 350/2003, the total amount of reserves recorded in the respective statutory accounts at December 31, 2003 is equal to euro 1,978 million. The net effect of the same on the consolidated shareholders’ equity amounts to euro 33 million. As a result of the revaluation the carrying value of the said assets in the statutory accounts is now aligned to that reported in the consolidated financial statements.
Amounts distributed upon revaluation reserves are taxed at the ordinary tax rate and a 19% tax credit applies; pending a distribution, ordinary taxation is suspended. No operation leading to the taxation of such reserves is expected to take place at present and the related deferred tax effect has therefore not been recorded.

Reconciliation between the Shareholders’ Equity and the net income of the Parent Company and those recorded in the Consolidated Financial Statements

		Shareholders'		Shareholders'
In millions of euro	Net income	Equity	Net income	Equity

	2003	at Dec. 31, 2003	2002	at Dec. 31, 2002

Parent Company’s Financial Statements	607	11,997	2,405	13,573
Carrying value and adjustments to the value of equity investments in consolidated subsidiaries and in associates accounted for under the equity method	1,910	(26,920)	4,759	(25,108)
Shareholders’ equity and net income (on a comparable basis) of consolidated subsidiaries, and of associates accounted for under the equity method, net of minority interests	2,027	30,696	1,169	27,691
Goodwill, related amortization and write-downs	(489)	6,654	(2,047)	5,603
Infragroup dividends	(1,230)	–	(3,561)	–
Tax effects on adjustments to the value of equity investments	(26)	(854)	(690)	(828)
Elimination of unrealized gains among Group companies, net of the related tax effect and other minor adjustments	(290)	(449)	(27)	(159)

CONSOLIDATED FINANCIAL STATEMENTS	2,509	21,124	2,008	20,772

The above reported goodwill does not include goodwill recorded in some sub-consolidated accounts of other Group companies (Enel North America, Enel Latin America, WIND and Enel Distribuzione Gas).

The tax benefit arising from the write-down of equity investments in consolidated subsidiaries is maintained in the Consolidated Financial Statements limited to the extent of the actual impact on the Consolidated Income Statement. At December 31, 2003, the cumulative excess tax benefit deferred in the consolidated accounts amounted to euro 854 million.
The elimination of unrealized infragroup gains consists mainly of the elimination of margins earned on infragroup generation plant and power line construction activities in addition to capital gains recorded on the contribution of businesses.

Provisions for risks and charges

Changes in provisions for risks and charges

			Amounts
			used and	Impact of
			other	revaluation ex
In millions of euro		Accruals	changes	Law 350/03

	at Dec. 31, 2002				at Dec. 31, 2003

Retirement benefits provision	472	54	(64)	–	462
Tax provisions	3,104	333	(93)	(829)	2,515
Other provisions:
- Legal disputes and other contingencies:
. legal proceedings	400	44	(66)	–	378
. contribution due on revenues from telecommunications services (Law no. 448/1998)	143	51	–		194
. other	638	437	(204)	–	871
Total	1,181	532	(270)	–	1,443
- Early retirement incentives	110	40	(110)	–	40
Total	1,291	572	(380)	–	1,483

TOTAL PROVISIONS FOR RISKS AND CHARGES	4,867	959	(537)	(829)	4,460

Retirement benefits provision – Euro 462 million

The provision includes the present value of expected future retirement benefits for managers of Italian Group companies, amounting to euro 399 million. Pension costs for 2003 are equal to euro 26 million while benefits paid in the same period amount to euro 33 million.
The ending balance of provision for retirement benefits of foreign companies’ personnel is equal to euro 44 million.
The provision includes also indemnities due in lieu of notice to personnel of Italian Group companies, regulated by the contract for electricity sector employees.

Tax provisions – Euro 2,515 million

Changes in tax provision

			Impact of
			revaluation
		Income	ex Law	Other
In millions of euro		Statement	350/03	changes

	at Dec. 31, 2002	2003			at Dec. 31, 2003

Nature of temporary differences
- Depreciation in excess of ordinary depreciation rates, eliminated in the consolidated accounts	1,561	265	(764)	(2)	1,060
- Charge on the suppression of the National Pension System amortized over 20 years	523	(53)	–	(3)	467
- Accelerated depreciation calculated solely for tax returns	446	152	–	5	603
- Capital gains deferred for tax purposes	169	(38)	–	–	131
- Tax effect on capital consolidation	206	(2)	(65)	(89)	50
- Other items	199	9	–	(4)	204

TOTAL	3,104	333	(829)	(93)	2,515

Accruals are recorded net of the positive effect of euro 70 million resulting from the one percent reduction in the expected IRES tax rate.

Main Group companies took advantage of revaluations allowed by the 2004 Budget Law (Law no. 350 dated December 24, 2003) by revaluating in the respective statutory accounts at December 31, 2003 certain categories of assets, up to the spread between fiscal and ordinary accumulated depreciations. With reference to gas distribution networks of Camuzzi Gazometri, the revaluation amount is almost equivalent to the capitalization accounted for consolidation purposes at the time at which control was acquired. The revalued amounts of assets carried in the statutory accounts of main Group companies are now therefore in line with those reported in the Consolidated Financial Statements.
Revaluation is subject to a 19% substitute tax, payable in three installments (50% in 2004, 25% in 2005 and 2006) without interest.
The revaluation resulted in a euro 829 million reduction in the provision for deferred taxes, of which euro 454 million representing the substitute tax liability, and euro 375 million relating to the amount reversed and offset against the 2003 tax expense. The latter represents the spread between deferred taxes originally recorded on the amounts now absorbed by the revaluation, calculated on the ordinary tax rate, and the amount due as substitute tax.

Other provisions – Euro 1,483 million

Provision for legal disputes and other contingencies – Euro 1,443 million
The balance relates to the following components:

Legal proceedings – Euro 378 million

The provision covers potential liabilities arising from current legal proceedings and other disputes, including an estimate of possible costs and charges resulting from litigation arising in the year and an update of estimates on proceedings from previous years, based on the advice provided by internal and external legal advisors. It does not take into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be reasonably quantified. For these, refer to the note on “Off Balance Sheet items”.

Contribution due on revenues from telecommunications services (ex Law no.448/1998) – Euro 194 million

The item relates to the annual contribution (“Turnover contribution”) due pursuant to Law no. 448, December 23, 1998, and the related implementation decree dated March 21, 2000, to be paid by holders of individual licenses in the sector of public telecommunications. WIND submitted an appeal against the norm to the Lazio Regional Administrative Court and similar appeals were filed by Telecom Italia, Tim and Vodafone, while Albacom and Infostrada submitted an extraordinary appeal to the President of the Italian Republic.
In 2001, the Italian State Council, having been requested an opinion regarding the extraordinary appeal, suspended its decision in view of the pronouncement to be issued by the European Court of Justice with regards to the compatibility of the contribution with EU Directive no. 97/13 (relating to common rules regarding general authorizations and individual licenses in the telecommunications sector). The decision was issued on September 18, 2003. On such date the European Court of Justice issued an opinion on the interpretation of the mentioned Directive, stating that the provisions of the same “prohibit member States from imposing on holders of telecommunications licenses [...] charges similar to those under examination either in line, different or supplementary with respect to those allowed by the Directive”.
On December 18, 2003, the Ministry of Economics and Finance assigned WIND a term of thirty days to produce memorandums and documents on the contents of the Court’s ruling, to be used in the preparation by the Ministry of a report for the State Council. With regards to appeals submitted to the Lazio Regional Administrative Court (also suspended due to the ruling of the European Court of Justice), on October 30, 2003, the Lazio Regional Administrative Court communicated to the State Council its interest in an autonomous pronouncement of the same in relation to proceedings pending. A final pronouncement by the competent Italian organisms is pending.

Lacking a final resolution of the National Administrative Court stating the illegitimacy of the said contribution, it has been deemed appropriate to accrue to the provision also the amount relating to 2003, amounting to euro 51 million.
Turnover contributions accrued to December 31, 2003 amount to euro 247 million, of which euro 53 million already paid in previous years, and euro 194 million accrued to the provision.

Other – Euro 871 million

Other accruals relate to risks and charges of various nature, connected mainly to the operation and conversion of plants, corporate restructuring costs, regulatory adjustments, penalties and other charges on Engineering contracts, litigation with local administrations for taxes and fees of various nature (determined also according to estimates of independent legal advisors). Accruals relate primarily to:
•	charges of various nature equal to euro 70 million, relating to the operation of generation plants;
•
extraordinary charges amounting to euro 92 million expected to be incurred in future years as a result of corporate restructuring plans launched in 2003 in the telecommunications and real estate sectors;

•
extraordinary charges amounting to euro 58 million relating to the decommissioning and environmental reclaim of the Torre Valdaliga Nord (Civitavecchia) power station as part of its conversion from fuel oil to coal;

•	adjustments on the hydroelectric surcharge for 2001, estimated at euro 57 million;
•	risks on fuel trading transactions and other operations carried on by the Generation and Energy Management Division, amounting to euro 38 million;
•	estimated adjustment of euro 30 million, on National Transmission Network usage fees due to the new assessment, still underway, of the percentage of ownership of the same and other issues;
•	estimated charges on insurance franchises amounting to euro 26 million.

Amounts used relate primarily to charges of various nature connected with the operation of generation plants (euro 54 million), costs incurred in the integration between Infostrada and WIND (euro 45 million), in addition to charges relating to Engineering and Contracting activities (euro 39 million).

Provision for early retirement incentives – Euro 40 million

The provision for early retirement incentives consists of the extraordinary expense relating to the cost of incentives offered to employees to promote early retirement as part of the Group’s reorganization.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro

Balance at Dec. 31, 2002	1,415
Accruals	197
Payments	(264)
Deconsolidation of Interpower and CESI	(48)
Other changes	(2)

BALANCE AT DEC. 31, 2003	1,298

The provision includes all amounts accrued upon retirement of employees, in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel shares, in addition to payments accrued to the Enel Management Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

Accounts payable

Bonds – Euro 10,431 million
Medium- and long-term bank debt – Euro 11,951 million
The items include bond issues and other medium- and long-term financing denominated in euro and in other currencies.
Medium and long-term debt at December 31, 2003 includes bond issues guaranteed by the Italian State amounting to euro 1,375 million (euro 1,358 million at the end of 2002) and bank loans guaranteed by the Italian State amounting to euro 185 million (euro 271 million at the end of 2002).

Medium- and long-term debt

	Maturity
In millions of euro	range	Balance	Balance		Maturing by

		at Dec. 31,	at Dec. 31,
		2002	2003	2004	2005	2006	2007	2008	over

Bonds:
- listed fixed-rate	2004-2033	5,075	7,198	3,000	750	225	–	1,000	2,223
- listed floating-rate	2006-2010	452	602	200	–	166	–	50	186
- unlisted fixed-rate	2005-2008	195	194	–	76	45	–	73	–
- unlisted floating-rate	2004-2032	2,128	2,273	20	21	21	22	21	2,168
- fixed-rate EU agencies	2004-2010	210	153	37	38	36	31	10	1
- floating-rate EU agencies	2006-2009	16	11	3	3	2	1	1	1
Total		8,076	10,431	3,260	888	495	54	1,155	4,579
Bank loans:
- fixed-rate	2004-2012	75	103	13	17	10	7	6	50
- floating-rate	2004-2018	7,241	8,319	622	280	1,742	560	863	4,252
- fixed-rate EU agencies	2004-2009	247	166	45	36	30	30	12	13
- floating-rate EU agencies	2004-2018	2,838	3,363	56	106	267	295	394	2,245
Total		10,401	11,951	736	439	2,049	892	1,275	6,560

TOTAL		18,477	22,382	3,996	1,327	2,544	946	2,430	11,139

Bonds include euro 519 million relating to own bonds acquired back by Group companies and recorded under Marketable securities among current assets. The Parent Company holds unlisted “1994-2019 Special bonds reserved to personnel” floating-rate bonds amounting to euro 499 million.

Breakdown of debt by currency and interest rate

			Average		Average
In millions of euro	Maturity range	Balance	interest rate	Balance	interest rate

		at Dec. 31, 2002		at Dec. 31, 2003

Euro	2004-2033	18,061	4.56%	21,872	3.98%
US dollar	2004-2014	41	3.57%	56	7.02%
British pound	2004-2033	12	9.73%	67	6.16%
Swiss franc	2004-2009	55	6.92%	41	6.87%
Yen	2004-2010	163	2.24%	149	1.80%
Brazilian real	2016	111	13.91%	163	14.50%
Other currencies	2012	34	7.75%	34	7.75%
Total non-euro currencies		416		510

TOTAL		18,477		22,382

Changes in medium- and long-term debt

				Changes in	Foreign
				scope of	exchange
In millions of euro	Balance	Repayments	New debt	consolidation	differences	Balance

	at Dec. 31,					at Dec. 31,
	2002					2003

Fixed-rate bonds	5,479	(53)	2,122	–	(3)	7,545
Floating-rate bonds	2,597	(23)	312	–	–	2,886
Fixed-rate bank loans	322	(92)	41	6	(8)	269
Floating-rate bank loans	10,079	(992)	2,440	153	2	11,682

Total	18,477	(1,160)	4,915	159	(9)	22,382

Compared to December 31, 2002, bonds and medium- and long-term bank loans show an overall increase of euro 3,905 million, of which euro 4,915 million relating to new debt, euro 159 million due to changes in the scope of consolidation, euro 1,160 million to repayments and euro 9 million to foreign exchange differences.

Medium- and long-term debt of companies acquired in the year relates entirely to debt of Uniòn Fenosa Energìas Especiales at the time of the acquisition.
Repayments in the year related prevalently to Parent Company debt maturing in the year and the early repayment of a bank loan.
Funding operations in 2003 include the renewal of a Medium Term Notes program originally stipulated in November 2000 and already reviewed in 2001 and 2002, bringing the maximum amount of bond issues from about euro 7.5 billion to euro 10 billion.

In the context of such program, on June 4, 2003, two bond issues having respectively a 10 and 15-year maturity, amounting to euro 750 million each were launched. The terms of the issues are summarized in the table below.

	10-year bonds	15-year bonds

Amount	euro 750 million	euro 750 million
Repayment	In full on June 12, 2013	In full on June 12, 2018
Coupon	4.25%	4.75%
Issuance price	99.90	99.369
Early repayment	Not allowed	Not allowed
Listed at	Luxembourg	Luxembourg

As part of the same program, Enel Investment Holding BV in 2003 issued through private placements ten bond issues, of which nine denominated in euro (euro 780 million) and one in British pounds (£40 million, equivalent at the time of the issue to euro 58 million). The currency risk related to the loan denominated in British pounds was hedged in full through a currency swap entered into at the time of the issuance.

A total of euro 1,430 million of new 36-month revolving credit lines were renewed to refinance a portion of expiring short-term credit lines and loans.
The remaining new debt consist primarily of euro 396 million of funds drawn by WIND on two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network. Such credit lines are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread are determined.

In 2003, the European Investment Bank (EIB) extended a euro 500 million floating rate loan to Enel Distribuzione against a guarantee provided by primary banks. The loan has a term of 15 years and will contribute to finance a long-term capital expenditure plan aimed at technological improvements services provided to customers and in particular the installation of digital meters in replacement of analog ones.

With regards to secured loans extended by banks, first and second degree liens were recorded on the entire capital stock of companies ITnet SpA, Italia OnLine SpA, Estel SpA and Mondo WIND Srl, controlled by WIND Telecomunicazioni SpA. Gas distribution networks of Camuzzi Gazometri are subject to a restraint on disposal, the majority of which are being canceled, for a total nominal amount of euro 20 million, pledged as guarantee on loans whose residual value at December 31, 2003 is equal to euro 0.8 million.

At December 31, 2003, floating-rate debt accounted for about 65% of total medium- and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date the Group had entered into interest rate hedging transactions for a total notional amount of euro 8,934 million, of which euro 8,074 million of interest rate swaps, euro 27 million of swaptions and euro 833 million of interest rate collars. Interest rate swaps include also euro 1,000 million of pre-hedging contracts entered into to hedge against the interest rate risk connected with the refinancing of bond issues expiring in 2004. After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collar and swaption nominal values, can be estimated at about 35% of outstanding debt.

The fair value at December 31, 2003 of interest rate hedging instruments is negative by euro 328 million. The amount is net of euro 23 million relating to four currency swap transactions (linked to three bond issues denominated in yen, issued in 2001, and one denominated in British pounds, issued in 2003 through a private placement as part of a Medium Term Notes program, whose value is included under Bonds), in addition to euro 45 million consisting of accruals and adjustments already recorded. It should however be noted that a large part of the negative fair value of hedging transactions mainly due to lower interest rates is offset by the parallel decline in the financial expense on the floating-rate portion of debt.
The fair value of medium- and long-term debt at December 31, 2003 is equal to euro 22,304 million.

Short-term bank debt – Euro 3,171 million

Payables to other financing entities: Commercial paper — Euro 1,457 million
At December 31, 2003, short-term bank debt amounted to euro 3,171 million, down euro 2,636 million on December 31, 2002. It included amounts raised upon revolving credit lines amounting to euro 1,172 million of which euro 700 million of 12-month loans and euro 470 million of 18-month loans. In 2003, a revolving credit line amounting to euro 5 billion extended in November, 2001 expired. A new euro 3 billion credit line was extended, of which euro 1 billion expiring in one year and euro 2 billion in five years. At December 31, 2003, the five-year portion had not yet been utilized. In addition, a total of euro 713 million of revolving credit lines and euro 700 million of 18-month loans expired.

Commercial paper payables outstanding at the end of the year relate to the Commercial Paper Program launched in 2001 by Enel Investment Holding BV under the Parent Company’s guarantee for a maximum amount of euro 1,500 million. At December 31, 2003, financing drawn on the program amounted to euro 1,457 million, of which euro 973 million denominated in euro, euro 309 million in US dollars, euro 44 million in British pounds, euro 69 million in yen and euro 62 million in Swiss francs. All amounts denominated in currencies other than the euro are hedged through currency swaps.

Short-term financial debt remained at a significant level also in 2003, allowing to maintain a high flexibility in the management of the overall debt exposure and to continue to take advantage of the decline in interest rates.

Payables to other financing entities: other loans – Euro 170 million

The net decline of euro 178 million on December 31, 2002 is due primarily to the repayment of the residual euro 175 million of the loan extended by the France Telecom Group to WIND, in the context of the acquisition of the 26.6% share in WIND on July 1, 2003.

Advances – Euro 3,108 million

The euro 1,084 million increase in advances can be attributed primarily to advances paid on contracts in the Engineering and Contracting sector by customers outside the Group as a result of an increase in contract work in progress.

Trade payables – Euro 5,770 million

Trade payables include payables for the supply of electricity, fuel, materials and equipment, in addition to those relating to contract work carried out and other services supplied by December 31, 2003.
The euro 937 million decline on December 31, 2002 is due primarily to the reduction in purchases of electricity for resale to the free market and to a decrease in capital expenditure, particularly in the telecommunications sector.

Payables to unconsolidated subsidiaries and associates – Euro 71 million
These relate mainly to trade payables to Leasys (euro 53 million) and CESI (euro 8 million).

Tax payables – Euro 1,747 million

Tax payables

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

VAT payable	253	99	154
Withholding taxes	93	85	8
Electricity and gas consumption taxes	102	84	18
Substitute tax due upon freeing-up of accelerated depreciation reserves	89	371	(282)
Income taxes	714	289	425
Substitute tax on revaluations (Law 350/2003)	462	–	462
Other	34	82	(48)

Total	1,747	1,010	737

The euro 737 million increase in tax payables is due primarily to the euro 462 million liability arising in the year due to the substitute tax on the revaluation of assets carried out in the statutory accounts of main Group companies, and to the growth in income taxes and VAT payable, equal respectively to euro 425 million and euro 154 million. These were partly offset by the reduction in the substitute tax liability on the freeing-up of accelerated depreciation reserves carried out in the previous year as a result of the payment of the second installment.

Tax position of the Parent Company have been defined up to fiscal year 1998, both for VAT and income tax purposes.
In 2003, main Group companies participated, purely on a prudent and cautious basis, in the tax amnesty introduced by Law no. 27 dated February 21, 2003, concerning fiscal years up to 2001. The resulting expense for the Group amounted to euro 83 million, recorded under extraordinary charges.

Social Security payables – Euro 175 million

The balance is in line with the amount reported at December 31, 2002 (euro 170 million).

Other payables – Euro 3,204 million

Other payables

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Security deposits and reimbursements due to customers	1,614	1,584	30
Payable to personnel	389	348	41
Payable to Italian Treasury for UMTS license	253	289	(36)
Payable to Italian State Railways for TLC network	260	284	(24)
Water and urban development fees	128	96	32
Prepaid telephone traffic	165	153	12
Other payables	395	562	(167)

Total	3,204	3,316	(112)

The euro 167 million reduction in Other payables is due primarily to the payment of euro 77 million as price adjustments for the disposal of Eurogen, and euro 48 million for the acquisition of Viesgo, in addition to the netting of the euro 55 million advance received in 2002 on the disposal of Interpower.

Payables to the Electricity Equalization Fund – Euro 377 million

Payables to the Electricity Equalization Fund are disclosed in the note to the corresponding asset item.

Accrued liabilities and deferred income

Accrued liabilities and deferred income – Euro 1,134 million

Accrued liabilities and deferred income

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

Accrued liabilities:
- accrued interest	253	225	28
- operating payables	30	30	–
Total	283	255	28
Deferred income:
- deferred interest	21	18	3
- deferred operating income	830	823	7
Total	851	841	10

TOTAL	1,134	1,096	38

The balance of accrued liabilities and deferred income is in line with amount reported at December 31, 2002.

- - - - - - - - -

Payables by maturity

		Falling due
		between	Falling due
	Maturing by	Jan. 1, 2004	beyond
	Dec. 31,	and	Dec. 31,
In millions of euro	2003	Dec. 31, 2008	2008	Total

LOANS

Bonds	3,260	2,592	4,579	10,431
Medium- and long-term bank loans	736	4,655	6,560	11,951
Short-term bank loans	3,171	–	–	3,171
Other loans	1,481	47	99	1,627
Total loans	8,648	7,294	11,238	27,180
OTHER ACCOUNTS PAYABLE

Advances	3,075	33	–	3,108
Trade payables	5,602	160	8	5,770
Payables to unconsolidated subsidiaries and associates	71	–	–	71
Tax payables	1,511	236	–	1,747
Social security payables	173	2	–	175
Other payables	2,699	323	182	3,204
Payables to Electricity Equalization Fund	377	–	–	377
Total other accounts payable	13,508	754	190	14,452

TOTAL	22,156	8,048	11,428	41,632

Commitments – Euro 39,842 million

Commitments include amounts relating to guarantees, risks and other commitments as shown below:

In millions of euro
	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002

GUARANTEES GIVEN
Guarantees on loans to:
- ELCOGAS SA	14	14	–
- CESI SpA	3	–	3
Total	17	14	3
OTHER COMMITMENTS
Commitments to suppliers of:
- electricity	3,644	4,158	(514)
- fuel	29,185	33,060	(3,875)
- sundry supplies	2,162	2,399	(237)
- contract work	2,355	2,190	165
Forward currency purchases	1,537	3,446	(1,909)
Forward currency sales	745	2,423	(1,678)
Commodity hedging contracts	90	622	(532)
Other	107	212	(105)
Total	39,825	48,510	(8,685)

TOTAL	39,842	48,524	(8,682)

Commitments to suppliers of electricity

In millions of euro

Period:
2004-2008	2,747
2009-2013	897

Total	3,644

Purchases of electricity relate primarily to imports, mainly from France, destined to the domestic market.

Commitments to suppliers of fuel

In millions of euro	Natural gas	Fuel oil	Coal	Logistics services	Orimulsion	Total

Period:
2004-2008	9,162	650	375	242	38	10,467
2009-2013	8,430	–	186	8	–	8,624
2014-2018	7,585	–	186	–	–	7,771
2019 and beyond	2,248	–	75	–	–	2,323

Total	27,425	650	822	250	38	29,185

As the price of fuel supplies is variable and for the most part denominated in foreign currency, amounts have been calculated according to parameters and exchange rates at the end of the year.

The Enel Group purchases electricity abroad and fuel on the international oil, natural gas and coal markets. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.

The tariff system applicable until the coming into full operation of the Pool Market for electricity reduces considerably the currency risk of the Enel Group in addition to the commodity price risk incurred as a result of fuel purchases and imports of electricity. The tariff system provides in fact for the reimbursement of fuel and electricity import costs, based, among other things, on an index relating to the price of a basket of fuels on international markets. Changes in the price of fuel and exchange rate fluctuations are reflected on tariffs based on such indexing mechanism. As a result, the exposure of the Enel Group to currency and commodity price fluctuations relates primarily to the time lag between the incurrence of fuel costs and the period for which the level of tariff component aimed at covering the cost of fuel is determined. In addition, exposure to risk is also affected by the different mix of fuels used in the generation process vis-à-vis the fuel basket used as a benchmark in determining the tariff applied.
In view of the fact that the imminent start of operation of the Pool Market for electricity will interrupt the current reimbursement mechanism, in the last months of the year the Group reduced considerably its currency and commodity price risk hedging activities imposed by the mentioned time lag.

At December 31, 2003 currency forward purchases and sales related almost entirely to the hedging of trade payables and receivables, and to future cash flows denominated in currencies other than the euro. Commodity hedging transactions consist of swap and futures contracts having a notional value of euro 90 million.

At the end of the year, the amount of unhedged risk relating to hedging transactions not connected to specific underlying positions, entered into with the objective of managing overall currency and commodity risk, amounted respectively to a notional value of euro 153 million (of which euro 80 million of currency options and euro 73 million of forward contracts), and euro 21 million. The fair value of such transactions is close to zero, as they are for the most part operations that offset each other.

Off Balance Sheet Items

Rulings on tariffs

A number of industrial customers that consume large amounts of electricity have questioned, in full or in part, the legitimacy of the method with which the CIP and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.
All decisions up to now taken have confirmed the legitimacy of measures appealed. In case of a repeal of measures taken on tariff setting, which could give rise to claims for the reimbursement of amounts paid to Enel for the supply of electricity, the latter’s economic position would be unchanged, since any repeal of tariffs would have to be followed by the issue on the part of the Authority of new tariff regulations that compensate Enel for the amounts lost.

Environmental issues

Controversies on environmental issues relate to the installation and operation of power lines and equipment, and similarly affect Enel Distribuzione and Terna, which inherited from Enel the related relationships. The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electromagnetic fields generated by equipment in use.
The two companies replaced Enel in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms. Only in a limited number of cases have claims for health related damages caused by electromagnetic fields been filed.
With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to Group companies. All of these have been appealed so that at the present date there are no final pronouncements against Group companies, while no damages for health reasons have ever been granted.
Recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is frequent. The outcome of litigation on these issued continues however to be favorable to Enel.
With regards to Enel Distribuzione, there were also a number of procedures concerning electromagnetic fields generated by medium- and low-voltage cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.

Litigation concerning the effect of electric and magnetic fields could evolve in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law 36/2001) on March 22, 2001 and the related implementation regulations (Decree of the President of the Council of Ministers (DPCM) dated July 8, 2003). The new Law regulates the field and establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory, defining “exposure limits”, “attention thresholds” and “quality objectives” introduced through the mentioned DPCM.

New regulations apply to low frequency equipment such as transmission lines, distribution lines and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephone services. The new regulations will introduce a ten-year program for the environmental upgrade of the whole national network to new exposure limits, in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.
Following new regulations contained in Section V of the Italian Constitution – introduced through Constitutional Law no. 3/2001 that redefines normative, State and Regional responsibilities – a ruling of the Constitutional Court regarding relationships between the State and Regions in this context was issued. The issue arose following the introduction of a law by the Campania Region (Law no.3 dated November 24, 2001) setting stricter limits than those set by the former related DPCM of 1992 and by the recent DPCM dated July 8, 2003, also with regards to environmental work on power lines (requiring extensive work on a considerable part of the network, without providing specifically for the reimbursement of costs incurred) which was upheld by the Italian Government before the Constitutional Court on the grounds that it exceeds regional venue and is in contrast with current legislation. On October 7, 2003, the Constitutional Court ruled as constitutionally illegitimate the said law promulgated by the Campania Region, establishing the principle that limits established by the laws of the State may not be derogated, also in the case of regional legislation, as the protection of health must be insured uniformly on the whole national territory.
A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote. For a limited number of cases, an unfavorable outcome may not however be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.

Litigation relating to measures taken by the Antitrust
Authority regarding Enel Energia

On March 7, 2002, the Antitrust Authority opened an inquiry involving Enel Energia (formerly Enel Trade) and the Parent Company for their alleged abuse of dominant position in the market for electricity sales to eligible customers. The proceedings regard some contractual clauses included by Enel Energia in contracts for the sale of electricity to its customers in 2002 that would allegedly determine a “retentive effect” on customers and limit free competition, exploiting the advantage deriving from the availability of electricity throughout the day.
On November 27, 2003, the Authority, having terminated the enquiry and herd the parties involved, ruled that “the conduct kept by Enel SpA through Enel Energia SpA constitutes a serious violation of article 82 of the EC Treaty” and commended a fine to the Parent Company in the amount of euro 2.5 million.
The Parent Company and Enel Energia submitted an appeal to the Lazio Regional Administrative Court against the mentioned ruling of the Authority, deeming Enel Energia not to hold a dominant position in the market under examination in the period considered by the inquiry; that an abuse of dominant position cannot be claimed; and that, in any case, the conduct assessed by the Authority cannot be ascribed to the Parent Company.
While awaiting the resolution of the case, the Parent Company paid the sanction within the 90-day term provided.

Out-of-court and judicial litigation connected with the
blackout occurred on September 28, 2003

With regards to the blackout occurred on September 28, 2003, Enel Distribuzione received numerous letters (mostly in accordance with forms prepared by consumer associations), regarding requests for automatic and pre-set reimbursements pursuant to the Electricity Service Charts and resolutions of the Authority for Electricity and Gas, in addition to further damages to be quantified by the customer with the aim of evaluating possible legal action.
Enel Distribuzione contested such requests with the following arguments: firstly, both Authority resolutions and the mentioned Electricity Service Charts (whose related norms were abrogated) do not provide for automatic and pre-set reimbursements in the case of an interruption of supply, as specified by the Authority in a press release issued on October 2, 2003. Secondly, the causes for the interruption in the supply of electricity occurred on September 28, 2003 can be ascribed to exceptional events that are extraneous to the company, for which it cannot therefore be liable and held responsible in any way in relation to the events occurred.

With regards to law suits, at December 31, 2003, 23 proceedings against Enel Distribuzione were pending (all at Small Settlement Courts, and 2 in Court), while 28 were pending against the Parent Company (all at Small Settlement Courts). All these related to requests for asserted damages (from stress, damaging of food products, interruption of productive activities, etc.) and, in some cases, automatic and pre-set reimbursements based on the mentioned resolutions of the Authority and Electricity Service Charts. Enel believes that the blackout, due to the manner and intensity with which it took place, represents an accidental and unpredictable event the responsibility of which cannot therefore fall in any way on the Company. For the reasons already explained, Enel believes further that the blackout does not fall among events for which an indemnification is due according to the supply contract or resolutions of the Authority.
Requests formulated by plaintiffs are prevalently modest. The unfavorable outcome of some of the legal proceedings could however cause the number of claims to increase. The first hearings were held in December 2003 and no decision has so far been achieved. We note, however, that court cases generated by the blackout increased considerably and that at March 15, 2004, about 170 cases against the Parent Company were pending, in addition to about 590 cases against Enel Distribuzione.

Income Statement

Revenues

Revenues

In millions of euro
	2003	2002	2003-2002

Revenues from sales and services:
- electricity sales and transport	19,844	20,158	(314)
- natural gas sales to end users	1,254	780	474
- fuel trading	1,604	1,731	(127)
- Electricity Equalization Fund contributions	179	187	(8)
- National Transmission Network usage fees	782	730	52
- connection fees for the electricity and gas networks	684	645	39
- telecommunication services	3,959	3,642	317
- other sales and services	631	542	89
Total	28,937	28,415	522
Change in contract work in progress	1,085	921	164
Capitalized expenses	944	1,173	(229)
Other revenues	1,408	710	698

TOTAL REVENUES	32,374	31,219	1,155

Revenues by geographical area

In millions of euro
	2003		2002

Italy	30,338	93.71%	29,623	94.89%
Rest of EU	1,034	3.19%	1,045	3.35%
European countries not part of the EU	448	1.38%	40	0.13%
North America	119	0.37%	54	0.17%
Central and South America	114	0.35%	37	0.12%
Asia	246	0.76%	363	1.16%
Africa	34	0.11%	57	0.18%
Other	41	0.13%	–

TOTAL	32,374	100.00%	31,219	100.00%

Revenues from sales and services – euro 28,937 million
Revenues from the sale and transport of electricity decline by euro 314 million on 2002. Higher revenues from sales on the domestic regulated market, due primarily to the rise in the tariff component aimed at covering the cost of fuel, offset only in part the decline of revenues from sales on the free market due to the repositioning of the Group in this market in 2003 and lower electricity purchases for the free market, both from imports and from plants falling under the incentives of CIP Regulation no. 6/92.

Revenues from the sale of natural gas to end users increase by euro 474 million due primarily to the change in the scope of activity. The first six months of 2002 did not in fact include the Camuzzi Group, whose results are consolidated from July 1, 2002.

Revenues from fuel trading decline by euro 127 million due to lower activity of Enel Trade, particularly in the second half of the year.

Electricity Equalization Fund contributions are in line with 2002 despite the different components. The balance for 2003 includes in fact the retrieval of euro 102 million relating to costs incurred for green certificates in 2002, while in the previous year the balance was made up primarily by contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92.

Fees from the use of the National Transmission Network increase by euro 52 million due to a tariff increase and the higher volume of electricity transported.

Connection fees for the electricity and gas networks increase by euro 39 million, of which euro 37 million due to higher demand for power capacity up-grades and new connections to the electricity network.

Revenues from telecommunications services grow by euro 317 million due to increased traffic reported by WIND in the mobile telephone segment, partly offset by a slight decline in revenues from fixed line telephone service.

Revenues from other sales and services increase by euro 89 million, of which euro 52 million represented by revenues generated by the coming into service in 2003 of very-high voltage transmission lines in Brazil.

Change in contract work in progress – euro 1,085 million

Contract work in progress increases by euro 164 million due to stronger Engineering and Contracting activities of Enelpower for third parties.

Capitalized expenses – euro 944 million
The item declines by euro 229 million due to lower internal construction of plant and equipment, mainly in the electricity distribution networks area.

Revenues from other sales and services – euro 1,408 million

The euro 698 million increase is due to the following:
•
retrieval of charges recorded in 2002 on account of the hydroelectric surcharge, amounting to euro 410 million, as a result of the issue by the Ministry of Productive Activities of a Decree dated September 10, 2003 establishing the terms for the reimbursement of the hydroelectric surcharge. A similar resolution regarding stranded costs is pending. With reference to the latter, we remind that Law Decree no. 25, dated February 18, 2003 established the cancellation of the same from January 1, 2004, though without defining the parameters for the calculation of the possible resulting benefit and confirming their application in the case of Nigerian gas through 2009;

•
awarding by the Authority of euro 147 million in prizes for the improvement in service quality achieved by Enel Distribuzione in 2001 and 2002. The amount recorded in 2002 for the same was equal to euro 4 million;

•
non-recurrent income amounting to euro 85 million resulting from the termination of a contract for the construction of a power plant in Libya (euro 55 million) and the setting on the part of the competent Authority of interconnection fees for 2002 (euro 30 million).

Operating costs

Operating costs

In millions of euro
	2003	2002	2003-2002

Materials and fuels:
- fuel for thermal generation and gas for resale to end users	6,279	6,587	(308)
- electricity purchased from third parties	4,620	4,802	(182)
- materials	1,859	2,129	(270)
Total	12,758	13,518	(760)
Services	4,641	5,110	(469)
Leases and rentals	734	721	13
Personnel	3,440	3,589	(149)
Intangible asset amortization	1,253	1,142	111
Tangible asset depreciation	3,257	3,333	(76)
Write-downs	209	170	39
Change in inventories	36	(299)	335
Accruals to provisions for risks and charges	266	234	32
Other accruals	118	100	18
Other operating costs	930	721	209

TOTAL OPERATING COSTS	27,642	28,339	(697)

Costs for the purchase of fuel for thermal generation and gas for resale to end users, including the change in inventories, are in line with those for 2002. The effect of the deconsolidation of Eurogen and Interpower is in fact offset by the growth of the scope of activity in the Gas area.

The decline in the cost for electricity purchased from third parties, down euro 182 million, is connected mainly to lower purchases made in 2003 from third parties.

The cost for the acquisition of materials, net of the change in inventories, declines by euro 269 million due primarily to lower internal construction of electricity distribution networks in the year.

The cost of services received declines by euro 469 million due primarily to the suppression of the hydroelectric surcharge, which in 2002 amounted to euro 424 million (of which euro 14 million relating to Eurogen and Interpower).

The cost of leases and rentals is in line with the previous year.

Personnel costs decline by euro 149 million due to the deconsolidation of Eurogen, Interpower and CESI, and the reduction in headcount in the Networks, Infrastructure and Sales (in the electricity area) and Generation Divisions, partly offset by the impact of acquisitions in the Gas area.

The table below shows the average number of employees by category as compared with 2002, and the total number of employees at December 31, 2003.

	Average number of employees			Employees

Category(1)	2003	2002	2003-2002	at Dec. 31, 2003

Managers	842	862	(20)	785
Officers	5,079	5,418	(339)	4,979
Employees	40,012	42,262	(2,250)	39,409
Workers	21,270	23,390	(2,120)	19,597

TOTAL	67,203	71,932	(4,729)	64,770

(1)	Employees of foreign companies were classified on the basis of criteria in line with those provided for by Italian legislation.

Intangible asset amortization increases by euro 111 million, due primarily to the effect of the first amortization charge on costs incurred for the acquisition of an UMTS license, amounting to euro 129 million.

Tangible asset depreciation declines by euro 76 million. The euro 102 million decline registered by Terna as a result of the review of the useful life of transmission lines and the impact of changes in the scope of consolidation were partly offset by growth in the Telecommunications sector due to the development of the network.

Write-downs grow by euro 39 million, almost entirely due to higher accruals to the provision for doubtful accounts made to bring the value of receivables in line with their expected realizable value.

Accruals to the provisions for risks and charges and other accruals relate to accruals made to the “Provision for legal disputes and other contingencies” described in the note to the related liability item.

The euro 209 million increase in other operating costs reflects higher charges, amounting to euro 193 million, incurred by Enel Distribuzione in connection with the introduction of new regulations regarding energy efficiency, the use of clean energy resources and improvements in the continuity of service. These costs are retrieved through sales tariffs.

Compensation of Directors and Statutory Auditors of the Parent Company for positions held in the same and in subsidiaries amount in 2003 respectively to euro 3.2 million for Directors and euro 0.2 million for Statutory Auditors.

Financial income (expense)

In millions of euro
	2003	2002	2003-2002

Financial income from investments and long-term receivables	37	23	14
Other financial income
- from associates	3	–	3
- other	397	278	119
Total financial income	437	301	136
Financial expense:
- to associates	–	4	(4)
- on bonds issues	464	418	46
- on bank loans	695	710	(15)
- other	396	332	64
Total financial expense	1,555	1,464	91

TOTAL	(1,118)	(1,163)	45

The net financial expense declines by euro 45 million due primarily to a reduction in the average cost of debt.

Write-downs of financial assets – euro (85) million

The item includes almost entirely the write-down of investments in associates and other companies, as described in the note on financial fixed assets.

Extraordinary items – euro (136) million

Extraordinary income amounts to euro 760 million and consists of the following:
•	euro 356 million capital gain on the disposal of Interpower;
•	euro 165 million capital gain on the disposal of local electricity distribution networks, of which euro 120 million relating to the disposal of the Brescia distribution network;
•
adjustments amounting to euro 58 million on income taxes for the previous year, resulting from the definition of the tax treatment of a number of items for which there existed uncertainty when the 2002 Financial Statements were prepared;

•	indemnities recognized by third parties amounting to euro 44 million;
•	write-backs amounting to euro 37 million as a result of adjustments made in previous years;
•	adjustments and other items relating to WIND totaling euro 31 million;
•	capital gains and non-recurring income of various nature amounting to euro 69 million.

Extraordinary expense amounts to euro 896 million and consists of the following:
•	charges on early retirement incentives amounting to euro 256 million;
•	write-downs amounting to euro 133 million and accruals totaling euro 58 million, made in connection with the conversion of the Torre Valdaliga Nord power plant;
•	restructuring and reorganization charges amounting to euro 92 million, of which euro 69 million relating to WIND;
•	charges relating to the tax amnesty, equal to euro 83 million;
•	adjustments relating to previous years’ capital grants amounting to euro 60 million;
•	write-downs, settlements of transactions made in previous years, extraordinary reimbursements made to customers and taxes relating to previous years, amounting to a total of euro 48 million;
•	adjustments and other items of various nature relating to WIND, equal to euro 44 million;
•	adjustments to the value of goodwill and other write-downs relating primarily to foreign coal trading activities, totaling euro 23 million;
•	adjustments amounting to euro 20 million on previous year fuel stocks;
•	expense of different nature amounting to euro 79 million.

Income taxes – euro 966 million

Income taxes for 2003 amount to euro 966 million, representing a 28.5% implied tax rate, against a normal tax rate for the Group of 45%. The implied tax rate benefits primarily from the reversal of euro 375 million resulting from the revaluation of assets carried out by main Group companies on certain classes of assets, limited to the spread between fiscal and ordinary accumulated depreciation. The carrying value of these assets in the statutory accounts is therefore no longer affected by adjustments recorded solely for tax purposes and is now in line with that reported in the Consolidated Financial Statements. The amount of the revaluation is subject to a 19% substitute tax rate, while deferred taxes accrued on the difference between the carrying value in the statutory accounts (equivalent to the tax base) and that reported for consolidation purposes were calculated at the ordinary corporate tax rate. As a consequence, the portion of the deferred tax provision exceeding the amount of the substitute tax was reversed and accounted for as an offset item under 2003 income taxes.
A further benefit equal to euro 164 million arises from the taxation of the capital gain on the disposal of Interpower and local electricity distribution networks at the 19% substitute tax rate instead of the ordinary corporate tax rate.
Finally, the resizing of deferred taxes and deferred tax assets to take into account the new 33% IRES (corporate) tax rate, determined a euro 47 million net positive component.

The tax expense for 2002 was equal to euro 608 million, representing a 25.6% implied tax rate, against normal tax rate for the Group of 47%. The spread between the normal and implied tax rate was due primarily to the existence of capital gains subject to a different taxation in addition to benefits, amounting to euro 213 million, deriving from the Tremonti-bis Law (tax incentives on capital expenditure), no longer applicable in 2003.

The reconciliation between the tax expense calculated applying the normal tax rate (45%) to income before taxes, and the implied tax rate and expense for 2003 is shown below:

	In millions of euro	%

Tax expense calculated at a 45% normal tax rate on income before taxes	1,527	45.0
Reversal of deferred tax provisions as a result of revaluation of assets carried out in the statutory accounts of Group companies	(375)	-11.1
Taxation of extraordinary capital gains at 19% substitute tax rate	(164)	-4.8
Resizing of deferred taxes and deferred tax assets to the 33% IRES (corporate) tax rate	(47)	-1.4
Minor items	25	0.8

Actual income tax expense	966	28.5

Related parties

As provided by the Commissione Nazionale per le Società e la Borsa (Italian Stock Exchange Commission), transactions with related parties are illustrated in the Report on Operations (chapter on Other information).

Attachments

Subsidiaries, associates and other relevant equity investments of the Enel Group at December 31, 2003

In compliance with the provisions of articles 38 and 39 of Legislative Decree no.127/91 and of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and associates of Enel SpA at December 31, 2003, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.

The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

Subsidiaries consolidated on a line-by-line basis at December 31, 2003 (1)

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at December 31, 2003

Parent Company: Enel SpA	Rome	Holding	6,063,075,189	euro	—
Subsidiaries: Aburra BV	Amsterdam (Holland)	Holding company	18,000	euro	100.00	Pragma Energy SA	100.00
Aimeri SpA	Milan	Collection, transport and disposal of waste	23,400,000	euro	100.00	Camuzzi Gazometri SpA	100.00
Ape Gruppo Enel SpA	Rome	Personnel administration activities	500,000	euro	100.00	Enel SpA Cise SpA	99.00 1.00
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	54.94	Electra de Viesgo Distribucion SL	54.94
Barras Electricas Generacion SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	100.00	Barras Electricas Galaico Asturianas SA	100.00
Camuzzi Finance SA	Luxembourg	Finance	30,986.69	euro	99.99	Camuzzi Gazometri SpA	99.99
Camuzzi Gazometri SpA	Milan	Engineering, construction and management of public service plants	54,139,160	euro	99.38	Enel Distribuzione Gas SpA	99.38
Carbones Colombianos del Cerrejon SA	Bogotà (Colombia)	Exploitation of coal mines	3,402,802,998	COP	99.99	Pragma Energy SA Aburra BV	75.97 24.02
C.A.R.T. Abruzzi Srl	Orio al Serio (BG)	Equity investments in the water sector	18,000	euro	100.00	Camuzzi Gazometri SpA	100.00
Cise SpA	Rome	Real estate management	318,291,049	euro	100.00	Enel SpA	100.00
Co.Im Gas SpA	S. Maria a Colle (LU)	Management of gas distribution and sale plants	1,479,000	euro	80.00	Camuzzi Gazometri SpA	80.00
Concert Srl	Rome	Product, plant and equipment certification	10,000	euro	51.00	Enel Produzione SpA	51.00
Conphoebus SpA	Catania	Research in the renewable resources sector	4,221,176	euro	100.00	Enel SpA	100.00
Ctida Srl	Milan	Engineering, water systems	500,000	euro	100.00	Enel.Hydro SpA	100.00
Dalmazia Trieste SpA	Rome	Real estate management	4,202,863	euro	100.00	Cise SpA Enel Real Estate SpA	92.91 7.09
Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	euro	51.00	Enel SpA	51.00
Electra de Viesgo Distribucion SL	Santander (Spain)	Electricity distribution and sale	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00
Enel Capital SpA	Milan	Venture capital	8,500,000	euro	100.00	Enel SpA Cise SpA	99.00 1.00
Enel Comercializadora de Gas SA	Madrid (Spain)	Gas and electricity sale	61,000	euro	100.00	Enel Trade SpA	100.00
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00
Enel Distribuzione Gas SpA	Milan	Gas distribution	100,000,000	euro	100.00	Enel SpA	100.00
Enel Energia SpA	Rome	Sale of electricity	1,414,000	euro	100.00	Enel SpA	100.00
Enel.Factor SpA	Rome	Factoring	12,500,000	euro	80.00	Enel SpA	80.00
Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel Produzione SpA Enel Distribuzione SpA	75.00 25.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at December 31, 2003

Enel Gas SpA	Milan	Gas sale	302,039	euro	100.00	Enel SpA Enel Distribuzione Gas SpA	99.66 0.34
Enel Generation Holding BV	Amsterdam (Holland)	Holding company	13,500,000	euro	100.00	Enel Produzione SpA	100.00
Enel Green Power SpA	Pisa	Electricity generation from renewable resources	716,607,150	euro	100.00	Enel SpA	100.00
Enel Green Power International SA	Luxembourg	Holding of foreign companies operating in the electricity generation from renewable resources	156,650,000	euro	100.00	Enel Green Power SpA Enel Investment Holding BV	67.11 32.89
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	euro	99.99	Enel Investment Holding BV	99.99
Enel.Hydro SpA	Rome	Engineering, water systems	9,390,000	euro	100.00	Enel SpA	100.00
Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00
Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	100.00	Enel Finance International SA	100.00
Enel.it SpA	Rome	Information technology	49,565,000	euro	100.00	Enel SpA Cise SpA	99.99 0.01
Enel Latin America LLC (formerly EGI LLC ) (1)	Wilmington (Delaware - USA)	Electricity generation from renewable resources	—	—	100.00	Enel Green Power International SA	100.00
Enel Logistica Combustibili SpA	Rome	Fuel logistics	100,000	euro	100.00	Enel Trade SpA	100.00
Enel M@p SpA	Rome	Metering, remote control and communication services managed on the electricity network	5,000,000	euro	100.00	Enel Distribuzione SpA Cise SpA	99.00 1.00
Enel.Net SpA	Rome	Construction and management of telecommunications networks	21,135,000	euro	100.00	Enel SpA Cise SpA	99.97 0.03
Enel North America Inc. (formerly CHI Energy Inc.) (1)	Wilmington (Delaware - USA)	Electricity generation from renewable resources	14.25	USD	100.00	Enel Green Power International SA	100.00
Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA Cise SpA	99.92 0.08
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio De Janeiro (Brazil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00
Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	99.99	Enel Holding Luxembourg SA	99.99
Enel Real Estate SpA	Rome	Real estate and facility management	907,187,841	euro	100.00	Enel SpA	100.00
Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel Trade SpA	100.00
Enel.si - Servizi integrati SpA	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA Cise SpA	99.00 1.00
Enel Sole SpA (formerly So.l.e. - Società luce elettrica SpA Gruppo Enel)	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA Cise SpA	99.98 0.02
Enel Trade SpA	Rome	Fuel trading and logistics - Electricity sale	100,885,000	euro	100.00	Enel SpA Enel Produzione SpA Cise SpA	99.20 0.79 0.01

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at December 31, 2003

Enel Union Fenosa Renovables SA	Madrid (Spain)	Electricity generation from renewable resources	32,505,000	euro	80.00	Enel Viesgo Renovables SL	80.00
Enel Viesgo Renovables SL	Santander (Spain)	Holding electricity companies	35,603,006	euro	100.00	Enel Produzione SpA	100.00
Enel Viesgo Servicios SL	Santander (Spain)	Services to companies	3,010	euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA	60.00 20.00 20.00
Energias Especiales de Careon SA	La Coruna (Spain)	Electricity generation from renewable resources	270,450	euro	77.00	Enel Union Fenosa Renovables SA	77.00
Energias Especiales de Castelo SA	Madrid (Spain)	Electricity generation from renewable resources	437,400	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Energias Especiales del Noroeste SA	Madrid (Spain)	Electricity generation from renewable resources	6,812,040	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Energias Especiales de Pena Armada SA	Madrid (Spain)	Electricity generation from renewable resources	963,300	euro	80.00	Enel Union Fenosa Renovables SA	80.00
GE.AD SpA	Milan	Gas distribution	598,143.52	euro	100.00	Enel Distribuzione Gas SpA	100.00
Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	100.00	Enel Gas SpA	100.00
Italia On Line SpA	Milan	Internet services	1,400,000	euro	100.00	WIND Telecomunicazioni SpA	100.00
IT-net SpA	Rome	Network information systems	694,000	euro	100.00	WIND Telecomunicazioni SpA Mondo WIND Srl	99.28 0.72
La Riccia Srl	Taranto	Real estate management	10,400	euro	100.00	Camuzzi Gazometri SpA	100.00
Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	Ieva	73.00	Maritza East III Power Holding BV	73.00
Maritza East III Power Holding BV	Amsterdam (Holland)	Holding company	100,000,000	euro	60.00	Enel Generation Holding BV	60.00
Metan Gas Sicilia Srl	Rome	Gas distribution	1,500,000	euro	93.33	Enel Distribuzione Gas SpA	93.33
Mobilmat SpA	Milan	Finance	10,000,000	euro	85.00	WIND Telecomunicazioni SpA	85.00
Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	euro	100.00	WIND Telecomunicazioni SpA IT-net SpA	99.00 1.00
Newreal SpA	Rome	Real estate management	132,191,387	euro	100.00	Enel Real Estate SpA	100.00
Novatrans Energia SA	Rio De Janeiro (Brazil)	Construction, operation and maintenance of electricity transmission networks	1,959,000	R$	99.99	T.E.R.NA. SpA	99.99
Parque Eolico de Coucepenido SA	La Coruna (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Union Fenosa Renovables SA	82.00
Parque Eolico de Os Corvos SA	La Coruna (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Union Fenosa Renovables SA	82.00
Pragma Energy SA	Lugano (Switzerland)	Coal trading	100,000	CHF	51.00	Enel Trade SpA	51.00
Pragma Energy Services Ltd	London (United Kingdom)	Administrative services	2	GBP	100.00	Pragma Energy SA	100.00
S.A.M.I.G. Srl	L’Aquila	Services	45,000	euro	100.00	Enel Distribuzione Gas SpA	100.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at December 31, 2003

Sfera - Società per la formazione e le risorse aziendali SpA	Rome	Human resources	12,360,096	euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA T.E.R.NA. SpA Enelpower SpA Enel Green Power SpA Enel Real Estate SpA Enel.Hydro SpA	74.08 4.71 4.71 4.71 4.71 2.36 2.36 2.36
Smarin SpA	Taranto	Collection, transport and disposal of waste	250,000	euro	80.00	Camuzzi Gazometri SpA Tekna Srl	50.00 30.00
So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	euro	70.00	Enel Sole SpA	70.00
Tekna Srl	Milan	Equity investments in waste management sector	10,400	euro	85.00	Camuzzi Gazometri SpA	85.00
Tellas Telecommunications SA	Athens (Greece)	Telecommunications	13,192,400	euro	100.00	WIND-PPC Holding NV	100.00
T.E.R.NA. - Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the electricity national transmission network	2,036,050,000	euro	100.00	Enel SpA	100.00
T.S.N.- Transmissora Sudeste Nordeste SA	Rio De Janeiro (Brazil)	Construction, ownership and maintenance of electricity transmission networks	250,000,000	R$	99.74	T.E.R.NA. SpA	99.74
Viesgo Energia SL	Santander (Spain)	Electricity and gas sale	100,000	euro	100.00	Electra de Viesgo Distribucion SL	100.00
Viesgo Generacion SL	Santander (Spain)	Electricity generation and sale	389,708,000	euro	100.00	Enel Produzione SpA	100.00
WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	euro	100.00	Enel Investment Holding BV	100.00
WIND-PPC Holding NV	Amsterdam (Holland)	Holding telecommunication companies	2,000,000	euro	50.01	WIND Telecomunicazioni SpA	50.01
WIND Telecomunicazioni SpA	Rome	Telecommunications	140,400,000	euro	100.00	Enel SpA Enel Investment Holding BV	34.70 65.30

(1)	Enel North America Inc (formerly CHI Energy Inc.) and Enel Latin America LLC (formerly EGI LLC) subsidiaries are shown in separate tables. Elettroambiente SpA was sold on July 30, 2003.
Only Income Statement figures for the period Jan. 1, 2003-July 30, 2003 were consolidated.

Subsidiaries owned by Enel North America Inc. (formerly CHI Energy Inc.) consolidated on a line-by-line basis at December 31, 2003 (1)

Company name	Registered office	Capital stock (2)	Currency	% ownership	Held by	%

		at December 31, 2003

Parent Company: Enel North America Inc. (formerly CHI Energy Inc.)	Wilmington (Delaware - USA)	14.25	USD	100.00	Enel Green Power International SA	100.00
Subsidiaries: Agassiz Beach LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina - USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Barnet Hydro Company LP	Burlington (Vermont - USA)	—	—	100.00	CHI Acquisition II Inc. Sweetwater Hydroelectric Inc.	10.00 90.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania - USA)	—	—	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania - USA)	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania - USA)	30	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York (New York - USA)	—	—	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Hydropower Inc.	Boston (Massachusetts - USA)	—	—	100.00	Enel North America Inc.	100.00
BP Hydro Associates	Boise (Idaho - USA)	—	—	100.00	CHI Idaho Inc.	68.00
					CHI Magic Valley Inc.	32.00
BP Hydro Finance Partnership	Salt Lake City (Utah - USA)	—	—	100.00	BP Hydro Associates Fulcrum Inc.	75.90 24.10
Canastota Wind Power LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00
(Cataldo) Hydro Power Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00
CHI Acquisitions Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Black River Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Canada Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Finance Inc.	100.00
CHI Dexter Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Finance Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
CHI Highfalls Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance Inc.	100.00
CHI Idaho Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance Inc.	100.00
CHI Mountain States Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI S.F. LP	Montreal (Québec - CANADA)	—	—	100.00	CHI Hydroelectric Co. Inc. CHI Canada Inc.	1.00 99.00
CHI Universal Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI West Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Company name	Registered office	Capital stock (2)	Currency	% ownership	Held by	%

		at December 31, 2003

CHI Western Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Coneross Power Corporation Inc.	Greenville (South Carolina - USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware - USA)	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware - USA)	200	USD	100.00	Enel North America Inc.	100.00
Consolidated Hydro Southeast Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Hydro Vermont Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Consolidated Pumped Storage Inc.	Wilmington (Delaware - USA)	100	USD	80.00	Enel North America Inc.	80.00
Copenhagen Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Crosby Drive Investments Inc.	Boston (Massachusetts - USA)	—	—	100.00	Asotin Hydro Company Inc.	100.00
Enel Geothermal Holdings Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Enel Heber Geothermal Partners I Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel Geothermal Holdings Inc.	100.00
Enel Heber Geothermal Partners II Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel Geothermal Holdings Inc.	100.00
Essex Company	Boston (Massachusetts - USA)	—	—	100.00	Enel North America Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho - USA)	992.5	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00
Gauley Hydro LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00
Gauley River Management Corporation	Burlington (Vermont - USA)	—	—	100.00	CHI Finance Inc.	100.00
Gauley River Power Partners LP	Burlington (Vermont - USA)	—	—	100.00	Gualey River Management Corporation Gualey Hydro LLC	1.00 99.00
Gestion Cogeneration Inc.	Montreal (Québec - CANADA)	100	CAD	60.00	Hydrodev Inc.	60.00
Hadley Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance Inc.	100.00
Hope Creek LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mill Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York - USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Burlington (Vermont - USA)	5,000	USD	100.00	CHI Finance Inc.	100.00
Jack River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Joseph Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Julia Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Kinneytown Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
LaChute Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts - USA)	—	—	100.00	Essex Company Crosby Drive Investments Inc.	92.50 7.50
Littleville Power Company Inc.	Boston (Massachusetts - USA)	—	—	100.00	Hydro Development Group Inc.	100.00

Company name	Registered office	Capital stock (2)	Currency	% ownership	Held by	%

		at December 31, 2003

Lower Saranac Corporation	New York (New York - USA)	2	USD	100.00	CHI Acquisitions Inc.	100.00
Mascoma Hydro Corporation	Concord (New Hampshire - USA)	—	—	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Newbury Hydro Company LP	Burlington (Vermont - USA)	—	—	100.00	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.00
Newind Group Inc.	St. John (Newfoundland - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
North Canal Waterworks	Boston (Massachusetts - USA)	—	—	100.00	Essex Company	100.00
Notch Butte Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Optigaz Inc.	Kirkland (Québec - CANADA)	—	—	60.00	CHI Canada Inc.	60.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Pelzer Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Pyrites Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Ruthton Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Acquisitions Inc.	100.00
Slate Creek Hydro Associates LP	Los Angeles (California - USA)	—	—	95.00	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
St. - Felicien Cogeneration Limited Partnership	Montreal (Québec - CANADA)	—	—	61.50	Gestion Cogeneration Inc. CHI S.F. LP	4.00 57.50
Summit Energy Storage Inc.	Wilmington (Delaware - USA)	8,200	USD	69.32	Enel North America Inc.	69.32
Summit Finance Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Summit Energy Storage Inc.	100.00
Sun River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire - USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts - USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00
Triton Power Company	New York (New York - USA)	—	—	100.00	CHI Highfalls Inc. Highfalls Hydro Company Inc.	50.00 50.00
Tsar Nicholas LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Company Inc.	Wilmington (Delaware - USA)	10	USD	100.00	CHI Acquisitions Inc.	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Ware Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00
Western New York Wind Corporation	New York (New York - USA)	300	USD	100.00	Enel North America Inc.	100.00
Willimantic Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut - USA)	—	—	100.00	Willimantic Hydro Company Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

(1)	All companies are involved in electricity generation from renewable resources.
(2)	LLC and some other kind of incorporation do not require a capital stock.

Subsidiaries owned by Enel Latin America LLC (formerly EGI LLC) consolidated on a line-by-line basis at December 31, 2003 (1)

Company name	Registered office	Capital stock (2)	Currency	% ownership	Held by	%

		at December 31, 2003

Parent Company: Enel Latin America LLC (formerly EGI LLC )	Wilmington (Delaware - USA)	—	—	100.00	Enel Green Power International SA	100.00
Subsidiaries: Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Santiago (Chile)	—	—	100.00	Empresa Electrica Panguipulli SA Energia de Los Lagos Ltda	99.93 0.07
Central American Power Services Inc.	Wilmington (Delaware - USA)	1	USD	100.00	Enel Latin America LLC	100.00
Conexion Energetica Centroamericana SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Green Power International SA	98.00 2.00
Conexion Energetica Centroamericana El Salvador SA	San Salvador (El Salvador)	1,693,100	SVC	100.00	Grupo EGI SA de cv EGI Holdco El Salvador SA de cv	99.99 0.01
Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
EGI Costa Rica Viento SA	Santa Ana (Costarica)	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
EGI Holdco El Salvador SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Enel Latin America LLC Enel Green Power International SA	99.95 0.05
Electrificadora Ecologica SA	Santa Ana (Costarica)	1,200,000	CRC	100.00	ZMZ General SA	100.00
Empresa Electrica Panguipulli SA	Santiago (Chile)	—	—	100.00	Energia de Los Lagos Ltda Energia Alerce Ltda	99.99 0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energia de Los Lagos Ltda Energia Alerce Ltda	99.90 0.10
Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	Enel Latin America LLC Enel Green Power International SA	99.90 0.10
Energia de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energia Alerce Ltda Enel Latin America LLC	99.99 0.01
Energia Global SA de cv	Stamford (Connecticut - USA)	50,000	MXN	99.00	Enel Latin America LLC	99.00
Energia Global de Costa Rica SA	Santa Ana (Costarica)	100,000	CRC	100.00	Enel Latin America LLC	100.00
Energia Global Operaciones SA	Santa Ana (Costarica)	10,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Conexion Energetica Centroamericana SA	99.00 1.00
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	EGI Holdco El Salvador SA de cv Enel Latin America LLC	99.95 0.05
Molinos de Viento del Arenal SA	Santa Ana (Costarica)	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana (Costarica)	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
P.H. Don Pedro SA	Santa Ana (Costarica)	100,001	CRC	29.93	Energia Global de Costa Rica SA	29.93
P.H. Guacimo SA	Santa Ana (Costarica)	50,000	CRC	40.00	Enel Latin America LLC Energia Global de Costa Rica SA	30.00 10.00
P.H. Rio Volcan SA	Santa Ana (Costarica)	100,001	CRC	43.14	Energia Global de Costa Rica SA	43.14
Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	Enel Latin America LLC	75.00
ZMZ General SA	Santa Ana (Costarica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All companies are involved in electricity generation from renewable resources.
(2)	Some kind of incorporation do not require a capital stock.

Companies consolidated using the proportional method at December 31, 2003

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at December 31, 2003

Azucarera Energias SA	Madrid (Spain)	Electricity generation from renewable resources	570,600	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Boiro Energia SA	Boiro (Spain)	Electricity generation from renewable resources	601,010	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Brindisi LNG SpA	Brindisi	Construction and management of infrastructures for regasification of liquid natural gas	1,150,000	euro	50.00	Enel Trade SpA	50.00
Cogeneracion de Alcala AIE	Madrid (Spain)	Electricity generation from renewable resources	6,010	euro	30.00	Enel Union Fenosa Renovables SA	30.00
Cogeneracion del Noroeste SL	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Depuracion Destilacion Reciclaje SL	Boiro (Spain)	Electricity generation from renewable resources	600,000	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Enel ESN Energo LLC	Moscow (Russia)	Management of electricity generation plants	1,000,000	rubli	100.00	Enel ESN Management BV	100.00
Enel ESN Management BV	Amsterdam (Holland)	Holding di partecipazioni	18,000	euro	50.00	Enel Generation Holding BV	50.00
Energias Especiales Alcoholeras SA	Madrid (Spain)	Electricity generation from renewable resources	601,000	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Energias Especiales del Alto Ulla SA	Madrid (Spain)	Electricity generation from renewable resources	360,600	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Energias Especiales del Bierzo SA	Torre del Bierzo (Spain)	Electricity generation from renewable resources	1,635,000	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Parque Eolico de A Capelada AIE	Santiago de Compostela (Spain)	Electricity generation from renewable resources	5,857,586.40	euro	50.00	Enel Union Fenosa Renovables SA	50.00

Associates accounted for under the equity method at December 31, 2003

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at December 31, 2003

Aes Distribuidores Salvadorenos Y Compania S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Aridos Energias Especiales SL	Villabilla (Spain)	Electricity generation from renewable resources	600,000	euro	39.00	Enel Union Fenosa Renovables SA	39.00
CESI - Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	euro	40.92	Enel SpA T.E.R.NA. SpA	25.92 15.00
Compagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbour construction	516,000	euro	25.00	Enel Produzione SpA	25.00
Energias Ambientales de Somozas SA	La Coruna (Spain)	Electricity generation from renewable resources	1,250,000	euro	19.40	Enel Union Fenosa Renovables SA	19.40
Energias Ambientales EASA SA	La Coruna (Spain)	Electricity generation from renewable resources	15,491,460	euro	30.00	Enel Union Fenosa Renovables SA	30.00
Enerlasa SA	Madrid (Spain)	Electricity generation from renewable resources	1,021,700	euro	45.00	Enel Union Fenosa Renovables SA	45.00
En.Hydro SpA	Rome	Sewage treatment	31,230,000	euro	25.50	Enel.Hydro SpA	25.50
Euromedia Luxembourg One SA	Luxembourg	Venture capital	52,500,000	USD	28.57	WEBiz Holding BV	28.57
Gallega de Cogeneracion SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	1,803,000	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Camuzzi Gazometri SpA	40.00
Immobiliare Foro Bonaparte SpA	Rome	Real estate	55,000,000	euro	49.00	Enel Real Estate SpA	49.00
Immobiliare Porta Volta SpA	Milan	Real estate	100,000	euro	49.00	Enel Real Estate SpA	49.00
Immobiliare Progetto Ostiense SpA	Rome	Real estate	100,000	euro	49.00	Enel Real Estate SpA	49.00
Leasys SpA	Fiumicino (Rome)	Motor vehicle leasing and management of corporate fleets and of motor vehicles in general	319,200,000	euro	49.00	Enel Real Estate SpA	49.00
Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	euro	40.00	Enel.Hydro SpA	40.00
O&M Cogeneration Inc.	Montreal (Quebec - CANADA)	Electricity generation from renewable resources	15	CAD	33.33	Hydrodev Inc.	33.33
Parque Eolico Cabo Villano AIE	Madrid (Spain)	Electricity generation from renewable resources	1,260,712.44	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Parque Eolico de Barbanza SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	25.00	Enel Union Fenosa Renovables SA	25.00
Parque Eolico de Malpica SA	La Coruna (Spain)	Electricity generation from renewable resources	2,854,750	euro	30.16	Enel Union Fenosa Renovables SA	30.16
Parque Eolico Montes de las Navas SA	Madrid (Spain)	Electricity generation from renewable resources	6,540,000	euro	30.00	Enel Union Fenosa Renovables SA	30.00
Star Lake Hydro Partnership	St. John (Newfoundland - CANADA)	Electricity generation from renewable resources	—	—	49.00	CHI Hydroelectric Company Inc.	49.00
Ufefys SL	Aranjuez (Spain)	Electricity generation from renewable resources	2,373,950	euro	40.00	Enel Union Fenosa Renovables SA	40.00

Unconsolidated subsidiaries at December 31, 2003

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at December 31, 2003

Climare Scrl	Sestri Levante (Genoa)	Energy sector	30,600	euro	66.66	Enel Distribuzione SpA	66.66
Enel Green Power Hellas SA (in liquidation)	Athens (Greece)	—	58,700	euro	100.00	Enel Green Power SpA	100.00
Hydro Gestioni SpA	Milan	Water sector	104,000	euro	51.00	Enel.Hydro SpA	51.00
Hydro Gestioni Impianti Tecnologici Scrl	Milan	Water sector	25,822	euro	51.00	Enel.Hydro SpA	51.00
Idrosicilia SpA	Palermo	Water sector	120,000	euro	60.00	Enel SpA	60.00

Associates accounted for under the cost method at December 31, 2003

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at December 31, 2003

Acque di Calabria SpA	Bari	Equity investments in the water sector	2,675,000	euro	45.00	Enel.Hydro SpA	45.00
Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Alpe Adria Energia SpA	Udine	Engineering, construction and management of interconnection power lines	120,000	euro	50.00	Enel Produzione SpA	50.00
Central Parks SpA	Rome	Engineering, construction and management of water systems	329,550	euro	40.00	Enel.Hydro SpA	40.00
C.I.N.S.- Consorzio Industriale Nazionale Superconduttori (in liquidation)	Rome	—	51,645.70	euro	20.00	Cise SpA	20.00
Cittadella Telematica Scrl (in liquidation)	Savona	—	12,750	euro	20.00	IT-net SpA	20.00
Codemonte SpA (in liquidation)	Novara	—	1,800,000	euro	20.45	Aimeri SpA	20.45
Consorzio Civita	Rome	Water sector	260,000	euro	25.00	Enel.Hydro SpA	25.00
Consorzio CORARC (in liquidation)	Seriate (Bergamo)	—	51,645.68	euro	50.00	Enel.Hydro SpA	50.00
Consorzio di Gestione Centro Iside	Prignano Cilento (Salerno)	Monitoring of water networks	103,291.38	euro	29.00	Enel.Hydro SpA	29.00
Consorzio HYDRO.ECO	Naples	Water sector	10,000	euro	40.00	Enel.Hydro SpA	40.00
Consorzio ISAS — Istituto Superiore per l’Ambiente e lo Sviluppo	Matera	Training, research and other services	5,100	euro	46.25	Enel.Hydro SpA	46.25
Consorzio Progetto Torre di Pisa	Pisa	Coordination of studies for the restoration of the Pisa Tower	30,000	euro	24.98	Enel.Hydro SpA	24.98
Ecoalbenga SpA	Albenga (Savona)	Collection, transport and disposal of waste	1,549,350	euro	48.00	Aimeri SpA	48.00
Ecofin Srl	Aosta	Collection, transport and disposal of waste	10,400	euro	37.50	Aimeri SpA	37.50
Eneco Energia Ecologica Srl	Predazzo (Trento)	Heating area networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02
Enelco SA	Athens (Greece)	Construction, operation and management of plant	587,000	euro	50.00	Enelpower SpA	50.00
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
Hydrodev Limited Partnership	Montreal (Québec - Canada )	Electricity generation from renewable resources	—	—	49.00	CHI Canada Inc. Hydrodev Inc.	48.90 0.10
HydroLazio Scrl (in liquidation)	Bologna	—	510,000	euro	30.00	Enel.Hydro SpA	30.00
Idrolatina Srl	Latina	Equity investments in the water sector	8,413,000	euro	46.00	Enel.Hydro SpA	46.00
Istedil — Istituto Sperimentale per l’Edilizia SpA	Guidonia (Rome)	Technology, safety, construction	1,040,000	euro	50.00	Enel.Hydro SpA	50.00
Macomer Scrl (in liquidation)	Sesto San Giovanni (Milan)	—	25,500	euro	20.51	Aimeri SpA	20.51
Promociones Energeticas del Bierzo SL	Ponferrada (Spain)	Electricity generation from renewable resources	12,020	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	24.00	Enel.it SpA	24.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at December 31, 2003

Sarnese Vesuviano Srl	Rome	Equity investments in the water sector	2,000,000	euro	46.50	Enel.Hydro SpA Ctida Srl	45.00 1.50
Seso Srl	Borgosesia (Vicenza)	Collection, transport and disposal of waste	309,840	euro	40.00	Aimeri SpA	40.00
Sicilia Hydro SpA	Enna	Water sector	103,290	euro	33.50	Enel.Hydro SpA	33.50
SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal field	1,128,648	euro	41.55	Enel.Hydro SpA	41.55
Teggs SpA (in liquidation)	Milan	—	100,000	euro	40.00	WEBiz Holding BV	40.00

Other relevant equity investments at December 31, 2003

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at December 31, 2003

Allarluz SA	Allariz (Spain)	Electricity generation from renewable resources	1,568,662.20	euro	12.64	Enel Union Fenosa Renovables SA	12.64
Centro Energie Viterbo SpA	Viterbo	Research in the field of renewable resources	260,000	euro	14.00	Camuzzi Gazometri SpA	14.00
CO.FA.S.E. Srl	Canazei (TN)	Cogeneration of electrical and thermal energy	25,500	euro	14.00	Avisio Energia SpA	14.00
Depurazione Trentino Centrale Scrl	Trento	Water purification	10,000	euro	15.00	Enel.Hydro SpA	15.00
Exstream Solutions Inc.	Cambridge (Massachusetts - USA)	Transmission of multimedia content and development of distance learning platforms	11,940.79	USD	15.09	WEBiz Holding BV	15.09
GALSI SpA	Milan	Engineering in energy and infrastructure sector	5,000,000	euro	13.50	Enel Produzione SpA	13.50
Insula SpA International Multimedia University SpA	Venice Gualdo Tadino (Perugia)	Venice urban maintenance services Distance learning	2,064,000 619,800	euro euro	12.00 13.04	Enel.Hydro SpA Sfera SpA	12.00 13.04
Janna ScpA	Cagliari	Information technology services	200,000	euro	17.00	Enel.Net SpA	17.00
LaGeo SA de cv ( formerly Geotermica Salvadorena SA de cv )	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1,868,695,400	SVC	12.50	Enel Green Power SpA	12.50
MIX Srl	Milan	Promotion of Internet services	99,000	euro	19.50	Italia On Line SpA IT-net SpA	9.75 9.75
MyCasa Network Inc.	Wilmington (Delaware - USA)	Creation, development and marketing of hardware platforms and communication software	7,726.817	USD	11.09	WEBiz Holding BV	11.09
Servizi Pubblici Teramani SpA	Teramo	Water sector	1,300,000	euro	15.00	C.A.R.T. Abruzzi Srl	15.00
Sotavento Galicia SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	601,000	euro	18.00	Enel Union Fenosa Renovables SA	18.00
Tirmadrid SA	Valdemingomez (Spain)	Electricity generation from renewable resources	16,828,000	euro	18.64	Enel Union Fenosa Renovables SA	18.64

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated:  April 26, 2004